As filed with the Securities and Exchange Commission on January 11, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Valor Computerized Systems Ltd.

(Exact Name of Registrant as Specified in Its Charter)

State of Israel	7372	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Valor Computerized Systems Ltd.
4 Faran Street, P.O. Box 152
Yavne 70600 Israel
+(972) 8-943-2430

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Valor Computerized Systems, Inc.
30211 Avenida de las Banderas Suite 120
Rancho Santa Margarita, California 92688
(949) 586-5969

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Joshua G. Kiernan, Esq. Colin J. Diamond, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Chaim Y. Friedland, Adv. Benjamin J. Waltuch, Adv. Gornitzky & Co. 45 Rothschild Blvd. Tel Aviv 65784 Israel Tel: +972-3-710-9191 Fax: +972-3-560-6555	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Tel: 212-735-3000 Fax: 212-735-2000	Aaron M. Lampert, Adv. Naschitz, Brandes & Co. 5 Tuval Street Tel Aviv 67897 Israel Tel: +972-3-623-5000 Fax: +972-3-623-5005

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, par value NIS 0.1	U.S. $80,500,000	U.S. $ 3,164

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 11, 2008

PROSPECTUS

        Shares
Ordinary Shares

Valor Computerized Systems Ltd. is offering          ordinary shares and certain of our shareholders are offering          ordinary shares. The selling shareholders have granted the underwriters a 30-day option to purchase up to an additional          ordinary shares to cover over-allotments, if any.

This is the initial public offering of our ordinary shares in the United States. Our ordinary shares are quoted on the Frankfurt Stock Exchange under the symbol “VCR.” The last reported sale price of our ordinary shares on the Frankfurt Stock Exchange on January 10, 2008 was Euro 3.51, or $5.17, per share. We currently expect the initial public offering price to be between $     and $     per share. We have applied for approval for listing of our ordinary shares on the Nasdaq Global Market under the symbol “VLOR.”

INVESTING IN OUR ORDINARY SHARES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 9.

	Per Share	Total
Public Offering Price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling shareholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	Oppenheimer & Co.
William Blair & Company	Collins Stewart LLC

The date of this prospectus is        , 2008.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our ordinary shares in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

i

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Valor Computerized Systems Ltd.

We are a global provider of productivity improvement software solutions for the printed circuit board, or PCB, manufacturing supply chain. Our solutions target three key segments in the PCB manufacturing market: design of the physical layout of the PCB, fabrication of the bare PCB, and assembly of PCB components. We have leading product offerings in the design and fabrication market segments based on market share and a growing presence in the assembly market segment. PCBs are the principal electronic interconnect technology used in the vast majority of electronic products sold today. Our software solutions simulate, optimize, monitor and control the PCB production lifecycle, enabling our customers to manufacture PCBs for electronic products more efficiently, cost effectively and with better quality.

Our software solutions address each segment of the PCB manufacturing market. In the design segment, our Enterprise 3000 software enables our customers to simulate the entire PCB manufacturing process, from design to fabrication to assembly. In the fabrication segment, the Genesis 2000 software assists manufacturers in generating optimized tooling and instructions to produce PCBs with high quality and low cost. In the assembly segment, our vPlan software simulates the entire assembly process and creates optimized programs that allow the assembly process to be conducted more efficiently. Our vManage software enables our customers to oversee each step of the PCB assembly process in real time, to address manufacturing issues, such as bottlenecks, and to track each individual PCB component.

Our strategy is to maintain and extend our leadership position in the design and fabrication market segments while growing our position in the assembly market segment. As such, we are investing significant resources in developing software solutions to address the assembly market segment, which we believe offers us significant growth opportunities. We intend to continue to expand our presence in the assembly market segment both through internal product development and through selective acquisitions.

We market and sell our software solutions to the design and assembly segments of the PCB manufacturing market primarily through our global direct sales force. We also sell our software solutions through indirect channels, such as value-added resellers and agents. Frontline P.C.B. Solutions L.P., or Frontline, our 50% joint venture with Orbotech Ltd., an Israeli developer of inspection and imaging solutions for PCB production, markets the Genesis 2000 and InPlan software. Orbotech acts as the distributor for the Genesis 2000 and InPlan software. As of September 30, 2007, we have licensed our software solutions to over 800 customers in more than 30 countries. Our customers include leading original equipment manufacturers, or OEMs, such as Intel Corporation, Matsushita Corporation, Canon Inc., Nokia Corporation, and Toshiba Corporation, original design manufacturers, or ODMs, such as Inventec Corporation, and contract equipment manufacturers, or CEMs, such as Flextronics International Ltd., Foxconn Electronics Inc., and Jabil Circuit, Inc. We have established sales and services operations throughout North and South America, Europe and Asia.

We generate revenues through sales of our software solutions and from services revenues. In 2006, our revenues were $36.7 million and our net profit was $3.3 million. For the nine months ended September 30, 2007, our revenues were $31.4 million and our net profit was $2.2 million. In 2006, Frontline, which we account for using the proportionate consolidation method in IAS 31, accounted for $13.2 million, or 36.0%, of our revenues and $7.1 million of our profit before income taxes. For the nine months ended September 30, 2007, Frontline accounted for $9.6 million, or 30.6%, of our revenues and $5.2 million of our profit before income taxes. We have achieved twenty-one consecutive profitable quarters since the third quarter of 2002.

Industry Background

The introduction of new consumer electronics, such as next generation cell phones, game consoles and flat panel LCD /plasma televisions, as well as high demand for notebook PCs by an increasingly mobile workforce, is driving worldwide demand for electronics. Almost every electronic unit contains PCBs, which are used to mechanically support and electrically connect electronic components using conductive pathways, or traces, etched from copper sheets laminated onto a non-conductive substrate.

Typically, OEMs are responsible for designing the functionality and physical layout of the PCB. This process is referred to as the “design stage.” Once the design stage is complete, electronic files are sent to a fabricator that is responsible for producing the bare PCB based on the design specifications of the OEM in what is called the “fabrication” stage. In the final stage of the process, the “assembly stage,” the PCB together with the components to be mounted on it are given to a third entity, an in-house assembly facility or CEM that is responsible for mounting all of the components accurately on the board and then testing the PCB for proper functionality before final shipment.

As markets for consumer electronics continue to see sustained demand, we expect that the electronics design, fabrication and assembly segments of the PCB manufacturing market will also continue to see sustained demand. Based on data from Electronics Trend Publications, a provider of market research for the electronics industry, the worldwide market for electronics assembly is projected to grow from $922.9 billion in 2006 to $1.28 trillion in 2011, representing a compound annual growth rate of 6.8%. The software market for PCB assembly is a subset of the overall electronics assembly market. According to Frost & Sullivan, a global market research firm, the software market for surface mount technology, or PCB assembly, is projected to grow from $312.4 million in 2006 to $558.3 million in 2013, representing a compound annual growth rate of 8.6%.

Our Solutions

We provide software solutions for customers in the PCB design, fabrication and assembly segments. Our product offerings consist of software solutions that allow PCB manufacturers to function more efficiently at every stage of the manufacturing process. Our software solutions offer the following benefits:

•	Early detection of manufacturability issues at the design stage. Our Enterprise 3000 software allows PCB manufacturers to simulate the entire production process, from design to fabrication to assembly at the design stage. This technique, referred to as design for manufacturability, or DFM, allows PCB designers to reduce the cost and time associated with the PCB manufacturing process by enabling designers to create technically correct PCB specifications before committing expensive manufacturing resources and materials.
•	Improved production yield through early identification of potential manufacturing errors at the fabrication stage. The Genesis 2000 software provides a unique set of tools to analyze the PCB at the fabrication stage and identify areas at high risk of potential manufacturing errors that can result in low yield. At the same time, Genesis 2000 ensures that minimal changes are performed in order to save time and resources, thereby accelerating PCB and end-product time to market.
•	Optimization of assembly floor machines. In a heterogeneous machine environment, our software solutions interface with machines from different vendors across the assembly floor and allow engineers to program assembly instructions simultaneously for all machines. This reduces production set-up times, lessens risk of human error and improves machine utilization rates. In addition, our software solutions analyze congestion within a multi-step assembly run and identify methods to streamline the manufacturing process.
•	Connecting the assembly floor to enterprise resource planning systems. Our software solutions provide real time insight and business intelligence for the manufacturing and assembly process. Connecting the assembly floor to enterprise resource planning, or ERP, systems enables more efficient management of the supply chain systems that feed components to the assembly floor and better forecasting of the overall business.
•	Traceability of component parts. Our trace capabilities allow manufacturers to update and change component parts within a manufacturing run ensuring that specific components will be tracked for individual units. In the event of a product malfunction or product recall, our manufacturers are able to pinpoint specific component configurations likely to be the cause of the problem, thereby enabling the recall of only those products that truly need to be removed from the market.

Our Competitive Strengths

We consider our key strengths to be the following:

•	Comprehensive solution suite for the PCB manufacturing supply chain. Our comprehensive software solutions simulate, optimize, monitor, and control the PCB production lifecycle addressing the needs of manufacturers across the entire PCB manufacturing supply chain, from OEM designers to contract fabrication facilities to assembly lines.
•	Extensive electronics manufacturing industry expertise. Since our establishment in 1992, we have focused exclusively on developing proprietary software to meet the needs of the PCB manufacturing industry. Our industry expertise has repeatedly been recognized, most recently by Frost & Sullivan which awarded us the 2007 SMT Software Vendor Market Leadership Award for technology leadership and vision.
•	Global capabilities. We have licensed our software solutions to over 800 customers in more than 30 countries and maintain a sales and support presence in all of these locations through direct sales offices, value-added resellers or agents. We expect to establish additional sales and support locations as our business grows and we expand into new markets.
•	Blue-chip customer base. We work with the vast majority of major electronics manufacturers and have a presence in almost every global electronics manufacturing hub. Due to the high number of repeat orders and service renewals, we believe our customers are highly satisfied with our solutions and that we have an opportunity to grow our revenues significantly within our existing blue-chip customer base.

Our Strategy

Our goal is to extend our global market position as a provider of productivity improvement solutions across the PCB manufacturing supply chain. Key components of our strategy include:

•	extending our leadership in the design and fabrication segments of the PCB manufacturing market;
•	further expanding and enhancing our software offerings in the PCB assembly segment;
•	expanding our indirect distribution channels;
•	further penetrating select international markets, including the Far East; and
•	selectively pursuing strategic acquisitions.

Risks

Our business is subject to a number of risks as more fully described under “Risk Factors” including the following:

•	Fluctuations in our revenues and operating results on a quarterly and annual basis could cause the market price of our ordinary shares to decline.
•	We derive a substantial portion of our revenues and profits from sales of fabrication software solutions by our 50% joint venture, Frontline. Our results of operations would be adversely affected if sales of Frontline’s fabrication software were to decline or the joint venture were terminated.
•	The joint venture agreement governing Frontline contains provisions that could require us to terminate our interest at a time that does not suit us or that may make it difficult for us to sell our interest in, or otherwise terminate, the joint venture.
•	Our results and operations and future prospects may be harmed if we are unable to increase sales of our assembly software solutions on a profitable basis.
•	Due to the fact that we are devoting a significant amount of our resources to increasing sales of our software solutions in the assembly segment, our growth and prospects in the design and fabrication segments may suffer.
•	We may face challenges in expanding our sales and marketing efforts internationally.

Company Information

We were incorporated under the laws of the State of Israel in 1992. Since May 2000, our ordinary shares have been listed on the Frankfurt Stock Exchange under the symbol “VCR.” Our principal executive offices are located at 4 Faran Street, Yavne 70600, Israel, and our telephone number is +(972) 8-943-2430. Our web site address is www.valor.com and the web site address of our joint venture Frontline is www.frontline-pcb.com. The information on our web site and the web site of Frontline does not constitute part of this prospectus.

In this prospectus, the terms “Valor,” “we,” “us,” “our” and refer to Valor Computerized Systems Ltd. and its wholly-owned subsidiaries and, in some cases, to Frontline.

The trademark “Valor” is a registered trademark in the European Community and we have filed trademark applications in the United States to register “Genesis 2000” and “Valor Parts Library.” All other registered trademarks appearing in this prospectus are owned by their holders.

THE OFFERING

Ordinary shares offered:
By us
shares.
By the selling shareholders
shares.
Shares to be outstanding after this offering
shares.
Use of proceeds
We estimate that we will receive net proceeds, after deducting the underwriting discounts and commissions and the estimated offering expenses, of $ million from the sale by us of ordinary shares in this offering, based on an assumed public offering price of $ per share, the dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange on , 2008. We intend to use the net proceeds of this offering for working capital and other general corporate purposes. In addition, we may use all or a portion of the net proceeds to acquire or invest in complementary companies, products or technologies, although we currently do not have any acquisitions or investments planned. We will have broad discretion in the way that we use the net proceeds of this offering. We will not receive any of the proceeds from the sale of shares by the selling shareholders.
Dividend policy
We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, in compliance with our articles of association, and will depend on a number of factors, including future earnings, capital requirements, the provisions of applicable Israeli law, financial condition and future prospects and other factors our board of directors may deem relevant. Our articles of association provide that final dividends must be approved by our shareholders, although interim dividends may be declared and paid by the board of directors without shareholder approval.
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Proposed Nasdaq Global Market symbol
“VLOR.”

The number of ordinary shares to be outstanding after this offering excludes as of December 31, 2007, 4,758,603 ordinary shares reserved for issuance under our share option plans, of which options and warrants to purchase 4,544,628 ordinary shares at a weighted average exercise price of $3.49 per share have been granted.

Unless otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase from the selling shareholders up to additional ordinary shares to cover over-allotments, if any; and
•	assumes a public offering price of $ per ordinary share, the dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange on , 2008.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data. You should read the following summary consolidated financial data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, which differ in certain significant respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP. For a summary of the principal differences, see Note 22 to our financial statements included elsewhere in this prospectus.

The as adjusted consolidated balance sheet as of September 30, 2007 gives effect to our receipt of estimated net proceeds of approximately $       million, after deducting the underwriting discount and estimated offering expenses payable by us and assuming a public offering price of $       per ordinary share.

In 1998, we established Frontline P.C.B. Solutions L.P., a joint venture with Orbotech Ltd. We each own 50% of the interests in Frontline. We account for Frontline using the proportionate consolidation method in IAS 31, “Financing Reporting of Interests in Joint Ventures.” Pursuant to IAS 31, we recognize our proportionate share in Frontline’s assets, liabilities, income and expenses by consolidating those items with similar items in our consolidated financial statements on a line-by-line basis.

On February 24, 2004, we signed an agreement with TraceXpert, a Danish company, pursuant to which TraceXpert established an entity, Valor Denmark, in order to facilitate integration of our and TraceXpert’s products and joint development and marketing of manufacturing execution system (MES) solutions. Prior to May 4, 2006, we had an equity interest in Valor Denmark which was accounted for under the equity method of accounting. On May 4, 2006, we acquired the remaining interests in Valor Denmark and consolidated its results of operations with our results of operations after that date.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In Thousands, Except Share and Per Share Data)
Consolidated statements of operations data:
Revenues	$30,662	$36,339	$36,741	$26,734	$31,408
Cost of revenues(1)	3,818	6,583	4,632	3,480	4,326
Gross profit	26,844	29,756	32,109	23,254	27,082
Operating costs and expenses:
Research and development(1)	9,674	9,183	11,761	8,024	10,047
Marketing and sales(1)	13,855	16,131	14,758	11,035	13,015
General and administrative(1)	2,109	2,357	2,407	1,738	2,084
Total operating costs and expenses	25,638	27,671	28,926	20,797	25,146
Operating profit	1,206	2,085	3,183	2,457	1,936
Financial income	817	661	1,264	980	702
Financial expenses	(45)	(257)	(129)	(124)	(101)
Profit before taxes on income	1,978	2,489	4,318	3,313	2,537
Taxes on income	319	267	567	417	338
Profit after taxes on income	1,659	2,222	3,751	2,896	2,199
Equity in losses of an associated company	(435)	(828)	(480)	(480)	—
Net profit	$1,224	$1,394	$3,271	$2,416	$2,199
Basic earnings per share	$0.07	$0.08	$0.17	$0.13	$0.11
Diluted earnings per share	$0.06	$0.07	$0.16	$0.12	$0.10
Weighted average number of ordinary shares used in computing basic earnings per share	18,273,778	18,552,412	19,421,445	19,157,996	20,098,580
Weighted average number of ordinary shares used in computing diluted earnings per share	19,610,209	19,618,416	20,877,728	20,041,121	21,439,421
Dividends declared per share	$0.14	$0.09	$0.05	$0.05	$0.14
U.S. GAAP data:
Revenues	$30,352	$36,182	$37,182	$27,108	$30,844
Operating profit	1,294	2,504	3,813	2,979	1,621
Net income(2)	1,820	1,791	3,317	2,634	1,957
Basic earnings per share	$0.10	$0.10	$0.17	$0.14	$0.10
Diluted earnings per share	$0.09	$0.09	$0.17	$0.13	$0.09

	As of September 30, 2007
	Actual	As Adjusted
	(Unaudited) (In Thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$13,078	$
Marketable securities	14,861
Working capital	28,085
Total assets	56,537
Total liabilities	12,983
Retained earnings	2,335
Total shareholders’ equity	43,554
U.S. GAAP data:
Total assets	55,303
Total shareholders’ equity	40,957

(1)	Commencing on January 1, 2004, we applied IFRS 2, “Share-Based Payment” to equity settled awards granted after November 7, 2002 that had not vested by December 31, 2004. Prior to January 1, 2004, we accounted for stock-based compensation using the intrinsic value method based on the provisions of APB 25, “Accounting for Stock Issued to Employees.” Under IFRS 2, the compensation expense related to options granted to employees and directors is measured at fair value using the option-pricing method. Our results of operations include share-based compensation expense related to options granted to employees and others as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In Thousands)
Cost of revenues	$—	$22	$5	$—	$—
Research and development	80	160	21	12	107
Marketing and sales	199	265	201	113	232
General and administrative	119	129	107	64	149
Total	$398	$576	$334	$189	$488
(2)	Under U.S. GAAP, we elected to adopt FAS No. 123(R) “Share-Based Payment” commencing on January 1, 2006, using the modified prospective method. Prior to January 1, 2006, we accounted for stock-based compensation under the intrinsic value method, based on the provisions of APB No. 25, “Accounting for Stock Issued to Employees.” Under FAS 123(R), compensation cost is recognized using the accelerated expense attribution method beginning with the effective date (January 1, 2006), (i) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date. Our U.S. GAAP net income includes share-based compensation expense related to options granted to employees and others as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In Thousands)
Total share-based compensation	$—	$—	$350	$204	$488

RISK FACTORS

This offering and an investment in our ordinary shares involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to buy our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Business and Industry

Fluctuations in our revenues and operating results on a quarterly and annual basis could cause the market price of our ordinary shares to decline.

We have a limited backlog because the majority of our revenues are derived from perpetual licenses for which all license fees are generally recognized upon delivery of the related software. As a result, our revenues in any particular quarter significantly depend on orders we receive and deliver in that quarter. A delay in the recognition of revenue, even for a small number of customers or contracts, may have a significant negative impact on our results of operations for a given period. As such, our quarterly and annual revenues and operating results are difficult to predict and have fluctuated in the past from period to period.

Our quarterly and annual operating results are also affected by a number of factors, many of which are outside of our control. These include the following factors:

•	our customers’ sales outlooks, purchasing patterns and inventory levels based on end-customer demands and general economic conditions;
•	our ability to successfully develop, introduce and sell new and enhanced software in a timely manner;
•	competitive pricing pressures; and
•	the loss of one or more of our customers, or a significant reduction or postponement of orders from our customers.

We base our decisions regarding our operating expenses on anticipated revenue trends and our expense levels are relatively fixed. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our results will be adversely affected.

As a result of these factors, is possible that our operating results in some quarters and years will be below market expectations. This may cause the market price of our ordinary shares to decline.

We derive a substantial portion of our revenues and profits from sales of our 50% joint venture’s fabrication software solutions. Our results of operations would be adversely affected if sales of Frontline’s fabrication software were to decline or the joint venture were terminated.

We target the fabrication segment of the PCB manufacturing market through Frontline, our 50% joint venture with Orbotech Ltd. In 2006, Frontline accounted for $13.2 million, or 36.0%, of our revenues and $7.1 million of our profit before income taxes. For the nine months ended September 30, 2007, Frontline accounted for $9.6 million, or 30.6%, of our revenues and $5.2 million of our profit before income taxes. We would not have had net profit in 2006 or for the first nine months of 2007 without Frontline’s contribution to our results of operations. We account for Frontline using the proportionate consolidation method in IAS 31, “Financing Reporting of Interests in Joint Ventures,” pursuant to which we recognize our proportionate share in Frontline’s assets, liabilities, income and expenses by consolidating those items with similar items in our consolidated financial statements on a line-by-line basis. Our revenues and profitability depend to a significant extent on the continued success of Frontline’s business.

Frontline’s business is overseen by a board of directors comprised of an equal number of members appointed by us and by Orbotech. As a result, the success of the joint venture requires continued cooperation and agreement between us and Orbotech, since we are unable, acting alone, to direct its business. In addition, certain key decisions, including a merger, reorganization or sale of all or substantially all of the assets of Frontline, require approval by both Orbotech and us. Orbotech is the sole distributor of Frontline’s software, and we would find it difficult to replicate in a short period of time the distribution activities carried out by Orbotech on behalf of Frontline if Orbotech were unable to fulfill that function or if Orbotech ceased to hold an interest in the joint venture. In 2006, Frontline accounted for 3.1% of Orbotech’s revenues and 11.1% of Orbotech’s income before income taxes. As a result, Orbotech may view Frontline’s operations as less material to its results of operations than we do. Any event that adversely impacts the results of operations of Frontline could have a material adverse effect on our business and results of operations. In addition, any event that adversely affects our relationship with Orbotech could have a material adverse effect on our business and results of operations.

The joint venture agreement governing Frontline contains provisions that could require us to terminate our interest at a time that does not suit us or that may make it difficult for us to sell our interest in, or otherwise terminate, the joint venture.

Under the agreement governing the joint venture, we can be required by Orbotech to sell our interest in the joint venture to Orbotech upon the occurrence of a “change of control.” A change in control includes (1) approval by our board or shareholders of (a) any consolidation or merger whereby we are not the surviving corporation or pursuant to which our shares are converted into cash, securities or other property, except when the shareholders have the same proportionate ownership of shares in the surviving corporation, or (b) the adoption of any plan of liquidation, (2) a change during any period of two consecutive years in which the individuals comprising our entire board of directors at the beginning of such period cease to constitute a majority of the board of directors, unless the election, or the nomination for election by the shareholders, of each new director was approved by at least two-thirds of the directors then still in office who were directors at the beginning of the period, and (3) one of Orbotech’s competitors acquiring, directly or indirectly, 10% or more of the voting power of our outstanding voting securities. Under these circumstances, Orbotech can demand to purchase our interest in Frontline for an amount not less than its value as determined by an independent appraiser unless we agree to purchase Orbotech’s interest in Frontline for a higher price. These change of control provisions also apply to Orbotech in the same manner as they apply to us if Orbotech undergoes a change of control.

The joint venture agreement requires that we offer our interests in Frontline to Orbotech before completing any sale with a third party. Orbotech is allowed to include in the sale the same proportion of its interests in Frontline as we are selling if it elects not to exercise its rights of first refusal, but we do not have any ability to force it to sell its interest to a third party. These rights and the related periods for their exercise may make it difficult for us to negotiate an agreement for sale of our interests in Frontline to a third party. In addition, Orbotech has the right to approve any sale, which approval may not be unreasonably withheld unless the proposed transferee is a competitor of Orbotech in which case such approval may be granted in Orbotech’s sole discretion. These transfer provisions also apply to Orbotech in the same manner as they apply to us if it wishes to transfer its interests in Frontline.

Other than the foregoing provisions, the joint venture agreement does not contain any provisions permitting either shareholder to terminate the joint venture except by agreement. The provisions described above may make it difficult for us to exit the joint venture if we wish to do so. Conversely, if a change of control event listed above occurs, Orbotech could decide that it wishes to buy our interests in the joint venture at a time that does not suit us. This type of event (or the potential that it may occur) may make us less attractive as an acquisition target to potential acquirers. Following the sale by either party of its interests in Frontline, such party is obligated to continue to provide the joint venture with the same goods and services for a period of one year and the joint venture retains all rights to contributed and developed intellectual property. For a description of the joint venture agreement, See “Certain Relationships and Related Party Transactions — Joint Venture Agreement with Orbotech Ltd.”

Our results and operations and future prospects may be harmed if we are unable to increase sales of our software solutions in the assembly segment on a profitable basis.

The assembly segment of the PCB manufacturing market represents the largest segment of that market, and a key element of our growth strategy is increasing sales of our assembly software solutions on a profitable basis. We face both technological and marketing challenges in implementing this strategy. We are investing significant resources in enhancing our vPlan and vManage software and in developing new software solutions for the assembly segment. In order to increase our sales in the assembly market, we must develop broad solutions that address the needs of a wide range of assembly customers. In particular, our software must be compatible with a wide range of PCB manufacturing machines in order to be attractive to customers. In addition, we must address the challenge of adapting our solutions to operate with new machines introduced by machine vendors, which will require rapid investment by us to generate and test dedicated simulation models and interfaces. We cannot provide any assurance that customers will view our new software solutions for the assembly segment as superior to existing similar technologies. Our results of operations and future prospects may be adversely affected if we are unable to increase our sales in the assembly segment.

Due to the fact that we are devoting significant resources to increasing sales of our software solutions in the assembly segment, our growth and prospects in other segments may suffer.

A key element of our growth strategy is increasing sales of our software solutions in the assembly segment on a profitable basis. In order to implement this strategy, we have focused a larger portion of our customer support personnel on the assembly segment and have faced challenges in providing adequate customer support in the design segment. Due to the fact that we have limited financial and personnel resources, increasing our focus on the assembly segment has required us to reallocate these resources from the design and fabrication segments of our business. This has led to longer than normal response times to our customers’ requests for support, and our customers have faced longer waiting periods to speak to customer service representatives. We have sought to address this situation by hiring a manager focused exclusively on our design and fabrication segments. Our results of operations, future growth and reputation may be adversely affected if we are unable to maintain adequate levels of support for our existing customers in the design and fabrication segments.

We may face challenges in expanding our sales and marketing efforts for our design and assembly products internationally.

We plan to expand our sales and marketing efforts in certain key jurisdictions, particularly in China and other parts of Asia. While sales in the Far East (excluding Japan) constituted 34.2% of our revenues in 2006 and 33.3% of our revenues in the nine months ended September 30, 2007, the majority of these sales were derived from fabrication software sales by Frontline through Orbotech. In order to expand sales of our other software in Asia and other markets, we expect to invest substantial resources in developing our sales and marketing capabilities for our design and assembly products. Certain of these markets present significant linguistic and cultural challenges compared with the markets in which we currently operate. We can provide no assurance that we will succeed in expanding sales of our assembly and design products in these markets. If we fail to do so, our prospects may be harmed and our business negatively affected.

Our software solutions rely on the ability to communicate with machines from various vendors. If a vendor restricts our access to its machines, our business and results of operations may be harmed.

Companies that manufacture PCBs often use machines manufactured by different companies or from different model years that may not be able to communicate with each other efficiently. As our software solutions add value by facilitating communication between machines that otherwise could not communicate with each other, our software solutions depend on being able to interact with these machines and on machine vendors providing us free access to their machines’ interface. If major machine vendors decide to restrict third-party companies, such as us, from accessing their machines, whether through encryption, charges or otherwise, our business, revenues and earnings could be materially adversely affected. Further, a company that manufactures PCBs may decide to use a single-vendor assembly line production strategy or use only machines that can communicate without third-party software, which would also be harmful to our results of operations.

We may be unable to compete effectively with other companies in our market which offer, or may in the future offer, competing software solutions.

We compete in the rapidly evolving and highly competitive PCB manufacturing market. This market is characterized by customer demand for high performance software solutions and continuous technological advances. Our current principal competitors in the assembly segment are Siemens-UGS, Fuji Electric Corp. of America, diPlan GmbH, Sony TiMMS and Aegis Industrial Software Corporation. Many of these companies have significantly greater resources than we do, which may allow them to respond more quickly to changes in customer requirements or offer packaged solutions and services that we may be unable to offer. There is also a risk that low-cost solutions similar to our software solutions will make it difficult for us to compete in the assembly segment. Further, if new competitors, especially larger companies, enter into any of the segments of PCB manufacturing that we service or if there are acquisitions of our existing competitors by companies with greater resources, better brand recognition and established relationships with our end customers, this will result in increased competition that may seriously harm our business. An increasingly competitive market may also force us to make price reductions to stay competitive, thereby reducing our gross margins, which could have a material adverse effect on our business, financial condition or result of operations.

A decrease in the demand for consumer electronic, manufacturing or industrial products may significantly decrease the demand for our software solutions.

PCBs that are assembled with our software are integrated into products for consumer electronic, manufacturing and industrial products. These products include cellular phones, computers, printers, photocopy machines, portable media players and other electronics. A significant decrease in the demand for these products may decrease the demand for our software solutions and could adversely affect our results of operations.

The international nature of our business exposes us to financial and regulatory risks.

To date, we have derived a significant portion of our revenues from customers located outside the United States. The international nature of our business subjects us to a number of risks, including the following:

•	the difficulty of managing and staffing multiple offices, which we currently maintain in North America, Latin America, Europe and the Far East region and multiple research and development centers, which are currently in Israel, Finland and Denmark, and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;
•	difficulties in enforcing contracts and implementing our accounts receivable function, which is currently centralized and introduces translation, proximity and cultural challenges;
•	political and economic instability, particularly in markets such as Latin America, Asia and other emerging markets;
•	reduced protection for intellectual property rights in some countries where we may seek to expand our sales in the future, such as China and the Far East;
•	laws and business practices favoring local companies; and
•	imposition of or increases in tariffs.

As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

If we fail to manage our future growth effectively, including through acquisitions, we may not be able to market and sell our software solutions and services successfully.

We have expanded our operations significantly since we were established in 1992 and anticipate that we will continue expansion into new markets and with new product lines. As part of our expansion strategy we have pursued selective acquisitions, such as our acquisition of Valor Denmark in May 2006, which followed our equity investment in that company in 2004. In particular, we intend to focus our expansion strategy on the assembly segment and may seek to acquire companies or technologies in that segment. Our future operating results depend to a large extent on our management’s ability to plan and direct our expansion and growth successfully, including training our sales personnel to become productive and generate revenues, forecasting revenues, controlling expenses, implementing and enhancing infrastructure, addressing new markets and expanding international operations in addition to maintaining and expanding our research and development efforts.

The areas in which we may face difficulties include:

•	diversion of management’s time after consummation of the acquisition from the ongoing development of our business;
•	integration of personnel, both at our company and at the acquired company, which can lead to expanding resources that could otherwise be used to grow the business; and

•	integration of new product lines, accounting, management and internal controls.

We cannot provide any assurance that we will successfully integrate any acquisition that we make or that we will derive the benefits that we expected from our future growth. A failure to manage our growth effectively could materially and adversely affect our ability to market and sell our software solutions and services. In addition, in order to accommodate our growth, our personnel must be able to install, maintain and service our new customers. If our service personnel are unable to maintain the required capacity to meet our requirements, the demand for our software may exceed their capacity, which could result in a backlog of orders and harm our ability to meet our customers’ timing demands.

Our software solutions generally have long sales cycles and implementation periods, which increase our costs in obtaining orders.

Our software solutions are complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our software and to integrate it into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new equipment. The sales cycles of our products to new customers vary depending on the type of customer and the length of time the product has been on the market, and can be as long as fifteen months. This time may be further extended because of internal testing and field trials. This delays our realization of revenues and results in our investing significant resources in attempting to make sales.

Long sales cycles also subject us to risks not usually encountered in a short sales span, including customers’ budgetary constraints, internal acceptance reviews and cancellation. In addition, orders expected in one quarter could shift to another because of the timing of customers’ procurement decisions. The time required to implement our software can vary significantly with the needs of our customers and generally exceeds several months; larger implementations can take multiple calendar quarters.

If we fail to protect our proprietary rights and intellectual property adequately, our business and prospects may be harmed.

Know-how relating to the development of software solutions to improve PCB manufacturability is an important aspect of our intellectual property. To protect our know-how, we customarily require our employees, distributors and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Some of our employment contracts which are in effect today do not contain clauses requiring non-disclosure of confidential information and a restriction against competition with us. The enforceability of non-compete clauses in Israel and in other jurisdictions is limited. We cannot provide assurance that the terms of these agreements are being observed and will be observed in the future. If we cannot enforce our employees’ non-compete agreements, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Further, because our designs and software solutions are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers. We also use anti-piracy measures to protect our software. In addition, our software requires the use of a physical object to function. We cannot be certain, however, that such protection will adequately deter individuals or groups from wrongful access to our technology.

We rely on confidentiality procedures and contractual provisions, copyrights, trade secrets, trademarks and patents to protect our proprietary technology, processes and intellectual property. Our confidentiality procedures and contractual provisions include proprietary information agreements with our independent contractors, as well as non-disclosure agreements with our distributors, strategic partners and customers. We restrict access to our source code and limit access to distribution of our software, documentation and other proprietary information. We generally distribute our software solutions under software license agreements that grant customers non-exclusive licenses to use our software, and such use is typically further restricted by terms and conditions prohibiting unauthorized reproduction or transfer of the software.

As of September 30, 2007, we had two U.S. patents and one pending U.S. patent application relating to component identification and verification software. We also have one patent application filed pursuant to the Patent

Cooperation Treaty, one pending counterpart application in the U.S. and three related pending U.S. patent applications for a system and methods for automatic generation of component data. We also claim common law copyrights on various versions of our software and associated documentation. We believe that our future growth depends to a large extent on our ability to be an innovator in the development and application of software technology. As we develop our products and their next generation, we intend to pursue patent protection in our largest markets and our competitors’ markets. We are currently evaluating countries in which we plan to pursue patent protection. As we move into markets such as Japan and China, we will evaluate how best to protect our technologies in those markets. We intend to vigorously prosecute and defend the rights of our intellectual property.

We have registered the name “VALOR” as a trademark in the European Community. We have pending applications in the United States for the following trademarks: GENESIS 2000 and Valor Parts Library.

Monitoring unauthorized use of intellectual property is difficult. We cannot assure you that these protections will be adequate to prevent others from copying or reverse-engineering our software, or that others will not independently develop similar or competing technologies that are substantially equivalent or superior to our technology. We may be unable to obtain additional patent protection in the future. In addition, any current or future patents issued to us may not provide us with any competitive advantages, or may be held invalid or unenforceable if challenged by third parties. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Therefore, effective copyrights, trademarks, patents, trade secret protection and other confidentiality procedures and contractual provisions may not be available to us in every country in which our software solutions are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in Israel and the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. There can be no assurance that the patents of others will not have an adverse effect on our ability to do business. The failure to obtain patents, inability to obtain patents with claims of a scope necessary to cover our technology or the invalidation of our patents may weaken our competitive position and may adversely affect our revenues. In addition, to protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenues, financial condition and results of operations.

We may be subject to claims of intellectual property infringement by third parties that, regardless of merit, could result in litigation and our business, operating results or financial condition could be materially adversely affected.

There can be no assurance that third parties will not assert that our software and other intellectual property infringe or may infringe their proprietary rights. Regardless of merit, such claims can result in litigation that can adversely affect our operating results and financial condition. We are not currently subject to any proceedings for infringement of patents or other intellectual property rights and are not aware of any parties that intend to pursue such claims against us. Any such claims, regardless of merit, could result in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays and materially disrupt the conduct of our business and have a material adverse effect on our financial condition and results of operations. As a consequence of such claims, we could be required to pay a substantial damage award, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling our software or re-brand our software. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe. Such licensing agreements may not be available on terms acceptable to us or at all. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others and otherwise negatively affect our business. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, operating results or financial condition could be materially adversely affected.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms.

Based on our current business plan, we believe that the net proceeds from this offering, together with our existing cash balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange debt financing. We cannot be certain that we will be able to sell additional equity or arrange additional debt financing on commercially reasonable terms or at all, which could limit our ability to grow and carry out our business plan, or that any such additional financing, if raised through the issuance of equity securities, will not be dilutive to our existing shareholders.

If we fail to retain our executive officers and attract and retain other key employees, we may not be able to timely develop, sell or support our software solutions.

Our success depends to a significant extent upon the continued service of our key managers and highly qualified research and development, technical, support, sales management and other personnel, and on our ability to continue to attract, retain and motivate qualified personnel. If we are unable to retain key employees and executives with a diversity and high level of skills in appropriate domains (such as research and development and sales), it could have a material adverse impact on our business and operating results. We do not maintain insurance with respect to the loss of our key personnel. Further, as our business is sales driven, we are dependent on our on employees, most of whom are locals in the markets which we service, to sell our software solutions. The process of hiring, training and successfully integrating qualified personnel into our operation is a lengthy and expensive one. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills, sales skills and understanding of our software and technology. This is particularly true in Israel where competition for qualified personnel is intense due to the density of technology companies.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

Although almost all of our revenues are denominated in U.S. dollars, a significant portion of our expenses are denominated in Israeli shekels and to a lesser extent in euros. Our shekel-denominated expenses consist principally of salaries, building leases and related personnel expenses. We anticipate that a significant portion of our expenses will continue to be denominated in Israeli shekels. If the U.S. dollar weakens against the shekel, there may be a negative impact on our profit margins. In order to manage the risk of fluctuation from currency exchange rates, from time to time, we enter into forward exchange contracts to hedge some of our foreign currency exposure. We currently hedge our currency exposure to a limited extent through swap agreements. We can provide no assurance that our hedging arrangements will be effective. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar may cause our customers to cancel or decrease orders or default on payment.

Our software solutions are highly technical and any undetected errors in our software could have a material adverse effect on our operating results and harm our reputation.

Due to the complexity of our software solutions and variations among customers’ computing environments, we may not detect software defects until our software is fully deployed by our customers. Regardless of whether warranty coverage exists for a product, we may be required to dedicate significant technical resources to resolving any defects. If we encounter significant defects, we could experience, loss of customers, cancellation of software orders, increased costs, delays in recognizing revenues and damage to our reputation. Some of our customers traditionally demand early delivery of software containing our most advanced technology prior to completion of our rollout. In addition, software errors or defects may cause us to face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention from normal business operations. If our business liability insurance is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, which may divert internal resources and will take a significant amount of time and effort to complete.

We will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act in our annual report on Form 20-F for the year ending December 31, 2009. We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during the implementation of these changes and thereafter. In order to ensure compliance with Section 404, we intend to hire a consultant following the consummation of this offering who will assist us in preparing for compliance with Section 404. We have budgeted $250,000 in our fiscal year 2008 budget, which includes expenses in connection with the evaluation procedures of our existing internal control over financial reporting and the hiring of the consultant. If we are unable to implement any required changes to our internal control over financial reporting effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors.

Risks Related to Our Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices, and some of our research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2007. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In mid-2006, a war took place between Israel and Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon up to 50 miles into Israel. In June 2007, there was an escalation in violence in the Gaza Strip. We do not believe that the political and security situation has had any material impact on our business to date; however, we can give no assurance that security and political conditions will have no such effect in the future. Any hostilities involving Israel could adversely affect our management functions and research and development efforts from Israel and adversely affect the share prices of publicly traded companies having operations in Israel, such as us.

Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries. The interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our revenues.

As of September 30, 2007, we had 225 employees of whom 79 were based in Israel. Our employees in Israel, including executive officers, may be called upon to perform up to 31 days (in some cases more) of annual military reserve duty until they reach age 42 and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call ups of military reservists, including in connection with the mid-2006 war in Lebanon, and it is possible that there will be additional call ups in the future. During the 2006 war in Lebanon, only two of our employees were called up. Our operations could be disrupted by the absence of a significant number of our employees or the absence for extended periods of one or more of our key employees for military service.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We have four separate investment programs that have been granted approved enterprise status and one program that qualifies as a privileged enterprise. We are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law, as amended. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels or at any level.

Effective April 1, 2005, the Israeli Law for the Encouragement of Capital Investments was amended. As a result, the criteria for new investments qualified to receive tax benefits were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. See “Taxation and Government Programs — Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 1959.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our executive officers and directors and the Israeli experts named in this prospectus are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. See “Enforceability of Civil Liabilities.”

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from those under Delaware law.

Since we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger or approval of related party transactions that require shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law and our joint venture agreement with Orbotech may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. Under the agreement governing our joint venture with Orbotech, we may be required to sell our participation in the joint venture to Orbotech upon the occurrence of a “change of control” as defined in the agreement governing the joint venture, which includes an event in which a competitor of Orbotech becomes an owner of 10% of our shares. Unless Orbotech agrees to waive this right, this may result in us being less attractive as an acquisition target to potential acquirers. See “Description of Share Capital — Acquisitions under Israeli Law.”

Risks Related to this Offering

Future sales of our ordinary shares in the public market could adversely affect our share price.

After this offering, we will have        ordinary shares outstanding. Approximately   % of these shares are “restricted securities” available for resale subject to volume limitations under Rule 144. In addition, all of our outstanding ordinary shares are available for resale subject to compliance with Regulation S under the Securities Act of 1933. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares.

Our directors, officers and shareholders holding in the aggregate      shares, representing   % of our shares to be outstanding following this offering, have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Thomas Weisel Partners LLC may, in its sole discretion and without notice, release all or any portion of the ordinary shares subject to lock-up agreements. As restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

After this offering we also intend to register on Form S-8 all of the ordinary shares that we may issue under our stock option plans. Once the Form S-8 becomes effective, the ordinary shares may be freely sold in the public market upon issuance subject to the lock-up agreements described above. The registration or sale of any of these ordinary shares could cause the market price of our ordinary shares to drop significantly.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the Frankfurt Stock Exchange and we have applied to list our ordinary shares on the Nasdaq Global Market. In order to reduce our expenses, and because we envisage that the Nasdaq Global Market will be the primary trading market for our ordinary shares, we are considering commencing procedures to delist our shares from the Frankfurt Stock Exchange following the completion of this offering. In the event that we do not delist our shares or if we do not do so immediately following this offering, our ordinary shares will trade on these markets concurrently. Trading in our ordinary shares on these markets is made in different currencies (dollars on the Nasdaq Global Market, and Euros on the Frankfurt Stock Exchange) and at different times (due to different time zones, trading days and public holidays in the United States and Germany). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We may fail to continue to meet the listing requirements of the Frankfurt Stock Exchange.

Under Section 43 of the German Securities Exchange Act, the Frankfurt Stock Exchange may delist our ordinary shares if we fail to meet certain listing requirements. Further, under the Transparency Directive Implementation Act which was passed in early 2007, a number of German capital markets laws and regulations have been amended. The most significant modifications concern the German Securities Trading Act. As these amendments are relatively new, there is no clear precedent for many of the German securities law issues that might arise. Further, the Frankfurt Stock Exchange may discontinue listing a company’s securities if insolvency proceedings have been instituted and regular trading on Frankfurt Stock Exchange can no longer be ensured. Finally, the Frankfurt Stock Exchange may downgrade our shares from the Prime Standard Segment to the General Standard Segment if we breach the obligations under the regulations of the Prime Standard Segment or if it determines that a downgrading is necessary for the protection of investors. If our ordinary shares are removed from trading in a manner that is not within our control or if trading in our ordinary shares is downgraded by the Frankfurt Stock Exchange, your ability to sell our shares may be reduced and the value of your investments might decrease.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate after this offering, the market price of the shares of technology companies has been especially volatile, and the market price may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having potentially punitive interest charges apply to the proceeds of share sales. See “Taxation and Government Programs.”

Our management will have broad discretion over the use of proceeds from this offering and may not obtain a favorable return on the use of these proceeds.

Our management will have broad discretion in determining how to spend the net proceeds from this offering and may spend the proceeds in a manner that our shareholders may not deem desirable. We currently intend to use the net proceeds of this offering to for working capital and other general corporate purposes. In addition, we may use all or a portion of the net proceeds to acquire or invest in complementary companies, products or technologies, although we currently do not have any acquisitions or investments planned. We will have broad discretion in the way that we use the net proceeds of this offering. We cannot assure you that these uses or any other use of the net proceeds of this offering will yield favorable returns or results.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	statements regarding the expected growth of the PCB manufacturing market and the assembly segment of the PCB manufacturing market;
•	statements regarding our new, enhanced or upcoming software solutions;
•	expectation as to the market opportunities for our software solutions, as well as our ability to take advantage of those opportunities;
•	statements as to our ability to protect our intellectual property and avoid infringing upon others’ intellectual property;
•	statements regarding our estimates of future performance, net profit, sales, gross margin, expenses (including stock-based compensation expenses) and cost of revenues;
•	statements as to our ability to meet anticipated cash needs based on our current business plan;
•	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that Israeli tax and corporate legislation may have on our operations; and
•	our intended uses of the proceeds from this offering.

These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in this prospectus generally, including the section of this prospectus entitled “Prospectus Summary —  Industry Background,” “Business — Overview” and “Business — Industry Background,” which contains information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus.

Statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict and include all the risks discussed in “Risk Factors” and elsewhere in this prospectus. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been traded on the Frankfurt Stock Exchange under the symbol “VCR” since May 15, 2000. No trading market currently exists for our ordinary shares in the United States. We have applied to list our ordinary shares on the Nasdaq Global Market under the symbol “VLOR.”

The following table sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported in the Prime Standard Market of the Frankfurt Stock Exchange. Dollar amounts are calculated based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on every day of the periods indicated.

	Price per Ordinary Share (€)		Price per Ordinary Share ($)
	High	Low	High	Low
Annual:
2008 (through January 10, 2008)	€3.77	€3.39	$5.55	$4.97
2007	4.91	3.20	6.76	4.23
2006	3.94	2.51	4.98	3.03
2005	3.26	2.20	3.45	4.48
2004	4.35	1.91	5.49	2.36
Quarterly:
2008
First Quarter (through January 10, 2008)	€3.77	€3.39	$5.55	$4.97
2007
Fourth Quarter	4.31	3.51	6.10	5.20
Third Quarter	4.91	3.44	6.76	4.69
Second Quarter	4.45	3.75	6.01	5.12
First Quarter	4.16	3.20	5.56	4.23
2006
Fourth Quarter	3.78	3.48	4.83	4.30
Third Quarter	3.86	3.40	4.94	4.34
Second Quarter	3.94	2.80	4.98	3.60
First Quarter	3.69	2.51	4.48	3.03
2005
Fourth Quarter	3.19	2.20	3.76	2.56
Third Quarter	2.94	2.36	3.59	2.84
Second Quarter	3.26	2.20	3.96	2.88
Most recent six months:
2007
January 2008 (through January 10, 2008)	€3.77	€3.39	$5.55	$4.97
December 2007	4.06	3.58	5.92	5.23
November 2007	4.18	3.51	6.05	5.20
October 2007	4.31	3.90	6.10	5.54
September 2007	4.30	3.90	6.11	5.51
August 2007	4.60	3.44	6.27	4.69
July 2007	4.91	3.90	6.76	5.31

On January 10, 2008, the last reported sale price of our ordinary shares on the Frankfurt Stock Exchange was Euro 3.51, or $5.17, per share. On January 10, 2008, the exchange rate of the Euro to the dollar was $1 = Euro 0.6784.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for the Euro, as reported by the Federal Reserve Bank of New York, expressed in Euros per dollar:

	Average Rate	High	Low	Period-End Rate
2008 (through January 10, 2008)	€0.6792	€0.6820	€0.6763	€0.6784
2007	0.7297	0.7749	0.6729	0.6848
2006	0.7963	0.8432	0.7503	0.7577
2005	0.8033	0.8571	0.7420	0.8445
2004	0.8040	0.8474	0.7339	0.7387
2003	0.8833	0.9652	0.7887	0.7938

USE OF PROCEEDS

We estimate that we will receive net proceeds, after deducting the underwriting discounts and commissions and the estimated offering expenses, of $     million from the sale by us of      ordinary shares in this offering, based on an assumed public offering price of $     per share, the dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange on           , 2008.

We intend to use our net proceeds of this offering for working capital and other general corporate purposes. In addition, we may use all or a portion of the net proceeds to acquire or invest in complementary companies, products or technologies, although we currently do not have any acquisitions or investments planned.

We will have broad discretion in the way that we use the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds in interest-bearing, investment-grade instruments with maturities of less than one year or deposit the net proceeds in bank accounts.

We will not receive any proceeds from the sale of our ordinary shares by the selling shareholders.

DIVIDEND POLICY

Under Israeli law, we may only declare and pay an annual dividend if, in the discretion of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and contingent obligations as they become due. The distribution of dividends is further limited by Israeli law to the greater of retained earnings and earnings generated over the two most recent years. If we do not have retained earnings and earnings legally available for distribution, as defined in the Israeli Companies Law, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Our articles of association provide that dividends must be approved by the shareholders, although interim dividends may be declared and paid by the board of directors without shareholder approval. See “Description of Share Capital — Dividend and Liquidation Rights.”

Any dividends declared on our ordinary shares will be paid in U.S. dollars. The payment of dividends may be subject to Israeli withholding taxes. See “Taxation and Government Programs — Israeli Tax Considerations and Government Programs — Taxation of our Shareholders — Taxation of Non-Israeli Shareholders on Receipt of Dividends.”

Historically, we distributed between 50% and 100% of our net profits as dividends to our shareholders. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, the provisions of applicable Israeli law, financial condition and future prospects and other factors our board of directors may deem relevant.

The following table sets forth the dividends that we have declared and paid during the periods indicated:

Year	Date Declared	Date Paid	Amount Per Share
2007	March 29, 2007	April 16, 2007	$0.14
2006	March 17, 2006	April 4, 2006	0.05
2005	March 10, 2005	March 31, 2005	0.09
2004	March 1, 2004	March 10, 2004	0.14
2003	June 16, 2003	July 17, 2003	0.29

CAPITALIZATION

The following table presents our capitalization as of September 30, 2007:

•	on an actual basis; and
•	on an as adjusted basis to give effect to the sale by us of ordinary shares in this offering at an assumed public offering price of $ per share, the dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange on , 2008, and the receipt by us of the estimated net proceeds of $ million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us as described under “Use of Proceeds.”

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted
Shareholders’ equity:
Ordinary shares of NIS 0.1 par value – 35,599,620 and 70,000,000 shares authorized, actual and as adjusted; 21,969,329 and shares issued, actual and as adjusted; and 20,477,303 and shares outstanding, actual and as adjusted	$591	$
Share premium	41,038
Treasury shares, at cost	(3,591)
Foreign currency translation adjustments	1,522
Assets revaluation surplus	1,195
Net unrealized gains (losses) on hedging instruments	73
Unrealized gains on marketable securities	391
Retained earnings	2,335
Total shareholders’ equity	43,554
Total capitalization	$43,554	$

The preceding table excludes as of September 30, 2007, 4,875,381 ordinary shares reserved for issuance under our share option plans, of which options and warrants to purchase 4,477,906 ordinary shares at a weighted average exercise price of $3.34 per share had been granted.

DILUTION

Our net tangible book value as of September 30, 2007 was $27.1 million, or $1.35 per ordinary share. Net tangible book value per share represents consolidated tangible assets less consolidated liabilities divided by the number of ordinary shares outstanding. Our net tangible book value as of September 30, 2007 would have been $     million or $     per ordinary share after giving effect to the sale by us of ordinary shares in this offering at an assumed public offering price of $     per share, the dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange on           , 2008, and the receipt by us of the estimated net proceeds of $     million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

This represents an immediate increase in net tangible book value of $     per ordinary share to existing shareholders and an immediate dilution of $     per ordinary share to new investors purchasing ordinary shares in this offering. Dilution per share represents the difference between the price per share to be paid by new investors for the ordinary shares sold in this offering and the net tangible book value per share immediately after giving effect to this offering. The following table illustrates this per share dilution:

Assumed public offering price per share	$
Net tangible book value per share as of September 30, 2007
Net tangible book value per share attributable to new investors in this offering
Net tangible book value per share after giving effect to this offering
Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed public offering price of $     per share would increase (decrease) the net tangible book value by $     million, the net tangible book value per share after this offering by $     per share and the dilution in net tangible book value per share to investors in this offering by $     per share.

The following table presents the differences between the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing ordinary shares from us in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders
New investors		%	$	%	$
Total		%	$	%

The number of ordinary shares disclosed for the existing shareholders includes shares being sold by the selling shareholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling shareholder in this offering.

The preceding table excludes as of September 30, 2007, 4,875,381 ordinary shares reserved for issuance under our share option plans, of which options and warrants to purchase 4,477,906 ordinary shares at a weighted average exercise price of $3.34 per share had been granted.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements which are not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year.

Our financial statements have been prepared in accordance with IFRS, as adopted by the International Accounting Standards Board, which differ in certain significant respects from U.S. GAAP. For a summary of the principal differences, see Note 22 to our financial statements included elsewhere in this prospectus.

In 1998, we established Frontline P.C.B. Solutions, L.P., a joint venture with Orbotech Ltd. We each own 50% of the interests in Frontline. We account for Frontline using the proportionate consolidation method in IAS 31. Pursuant to IAS 31, we recognize our proportionate share in Frontline’s assets, liabilities, income and expenses by consolidating those items with similar items in our consolidated financial statements on a line-by-line basis.

On February 24, 2004, we signed an agreement with TraceXpert, a Danish company, pursuant to which TraceXpert established an entity, Valor Denmark, in order to facilitate integration of our and TraceXpert’s products and joint development and marketing of manufacturing execution system (MES) solutions. Prior to May 4, 2006, we had an equity interest in Valor Denmark which was accounted for under the equity method of accounting. On May 4, 2006, we acquired the remaining interests in Valor Denmark and consolidated its results operations with our results of operations after that date.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)
	(In Thousands, Except Share and Per Share Data)
Consolidated statements of operations data:
Revenues:
Product sales	$14,266	$15,216	$18,714	$23,077	$21,611	$15,598	$18,826
Services	8,771	10,399	11,948	13,262	15,130	11,136	12,582
Total revenues	23,037	25,615	30,662	36,339	36,741	26,734	31,408
Cost of revenues:
Product sales	981	197	1,943	4,240	2,724	2,215	2,379
Services	1,347	1,477	1,875	2,343	1,908	1,265	1,947
Total cost of revenues(1)	2,328	1,674	3,818	6,583	4,632	3,480	4,326
Gross profit	20,709	23,941	26,844	29,756	32,109	23,254	27,082
Operating costs and expenses:
Research and development(1)	8,492	7,404	9,674	9,183	11,761	8,024	10,047
Marketing and selling(1)	11,200	12,445	13,855	16,131	14,758	11,035	13,015
General and administrative(1)	2,041	1,672	2,109	2,357	2,407	1,738	2,084
Restructuring expenses	409	—	—	—	—	—	—
Total operating costs and expenses	22,142	21,521	25,638	27,671	28,926	20,797	25,146
Operating profit (loss)	(1,433)	2,420	1,206	2,085	3,183	2,457	1,936
Financial income	905	1,237	817	661	1,264	980	702
Financial expenses	(238)	(29)	(45)	(257)	(129)	(124)	(101)
Profit (loss) before taxes on income	(766)	3,628	1,978	2,489	4,318	3,313	2,537
Taxes on income	16	1,715	319	267	567	417	338
Profit (loss) after taxes on income	(782)	1,913	1,659	2,222	3,751	2,896	2,199
Equity in losses of an associated company	—	—	(435)	(828)	(480)	(480)	—
Net profit (loss)	$(782)	$1,913	$1,224	$1,394	$3,271	$2,416	$2,199
Basic earnings (loss) per share	$(0.04)	$0.11	$0.07	$0.08	$0.17	$0.13	$0.11
Diluted earnings (loss) per share	$(0.04)	$0.10	$0.06	$0.07	$0.16	$0.12	$0.10
Weighted average number of ordinary shares used in computing basic earnings (loss) per share	18,048,674	18,049,263	18,273,778	18,552,412	19,421,445	19,157,996	20,098.580
Weighted average number of ordinary shares used in computing diluted earnings (loss) per share	18,048,674	19,681,892	19,610,209	19,618,416	20,877,728	20,041,121	21,439,421
Dividends declared per share	$—	$0.29	$0.14	$0.09	$0.05	$0.05	$0.14
U.S. GAAP data:
Revenues			$30,352	$36,182	$37,182	$27,108	$30,844
Operating profit			1,294	2,504	3,813	2,979	1,621
Net income(2)			1,820	1,791	3,317	2,634	1,957
Basic earnings per share			$0.10	$0.10	$0.17	$0.14	$0.10
Diluted earnings per share			$0.09	$0.09	$0.17	$0.13	$0.09

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006
						(Unaudited)
	(In Thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$3,964	$7,649	$17,869	$27,726	$13,863	$13,078
Marketable securities	—	480	2,467	1,652	11,360	14,861
Short-term deposits	10,977	22,664	10,029	—	—	—
Working capital	18,617	33,316	31,187	29,656	26,336	28,085
Total assets	44,237	42,011	43,310	45,597	52,271	56,537
Total liabilities	5,548	6,581	8,400	10,401	11,272	12,983
Retained earnings	5,966	2,595	906	678	2,953	2,335
Total shareholders’ equity	38,689	35,430	34,910	35,196	40,999	43,554
U.S. GAAP data:
Total assets			43,740	45,965	50,726	55,303
Total shareholders’ equity			33,843	33,949	38,582	40,957

(1)	Commencing on January 1, 2004, we applied IFRS 2, “Share-Based Payment” to equity settled awards granted after November 7, 2002 that had not vested by December 31, 2004. Prior to January 1, 2004, we accounted for stock-based compensation using the intrinsic value method based on the provisions of APB 25, “Accounting for Stock Issued to Employees.” Under IFRS 2, the compensation expense related to options granted to employees and directors is measured at fair value using an option-pricing model. Our results of operations include share-based compensation expense related to options granted to employees and others as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In Thousands)
Cost of revenues	$—	$22	$5	$—	$—
Research and development	80	160	21	12	107
Marketing and sales	199	265	201	113	232
General and administrative	119	129	107	64	149
Total	$398	$576	$334	$189	$488

(2)	Under U.S. GAAP, we elected to adopt FAS No. 123(R) “Share-Based Payment” commencing on January 1, 2006, using the modified prospective method. Prior to January 1, 2006, we accounted for stock-based compensation under the intrinsic value method, based on the provisions of APB No. 25, “Accounting for Stock Issued to Employees.” Under FAS 123(R), compensation cost is recognized using the accelerated expense attribution method beginning with the effective date (January 1, 2006), (i) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date. Our U.S. GAAP net income includes share-based compensation expense related to options granted to employees and others as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In Thousands)
Total share-based compensation	$—	$—	$350	$204	$488

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following unaudited pro forma combined statements of operations for the year ended December 31, 2006 is presented in accordance with U.S. GAAP and gives effect to our acquisition of Valor Denmark, which was completed on May 4, 2006 as if such acquisition had been completed on January 1, 2006.

On February 24, 2004, we signed an agreement with TraceXpert, a Danish company, pursuant to which TraceXpert established an entity, Valor Denmark, in order to facilitate integration of our and TraceXpert’s products and joint development and marketing of manufacturing execution system (MES) solutions. Pursuant to the agreement, we agreed to provide up to $4.0 million to Valor Denmark in the form of a subordinated convertible note or a cash advance of up to $0.5 million at the request of Valor Denmark or TraceXpert. Prior to our acquisition of the remaining interests in Valor Denmark on May 4, 2006, we acted as a worldwide distributor of TraceXpert's products. As such, we purchased these products from Valor Denmark and distributed them to our customers. Valor Denmark conducted certain services and research and development activities related to these products.

We used the equity method of accounting for our investment in the convertible note since the note constituted an investment in the equity of Valor Denmark (“in-substance-common-stock”). This was due to the fact that we had the ability to exert significant influence over Valor Denmark as we were granted 50% voting rights and 50% of the membership of Valor Denmark’s board of directors. Additionally, the note was convertible into common shares of Valor Denmark pro-rata based on the amount funded. Each party had the unilateral ability to force conversion into common shares and to force funding of the entire $4.0 million. We recorded our share in the losses of the Valor Denmark, as well as the amortization of the intangible assets as equity in losses of an associated company. Accordingly, our historical consolidated statements of operations included our equity in losses of the operations of Valor Denmark from February 24, 2004 through May 3, 2006. As of May 4, 2006, our total investment amounted to $3.8 million.

Pursuant to an agreement dated May 4, 2006 with the shareholders of TraceXpert A/S, we acquired all of the equity interests in Valor Denmark. From May 4, 2006, the results of operations of Valor Denmark are fully consolidated with our results of operations. The acquisition was accounted for using the purchase method of accounting. Under IFRS, the adjustment made to the intangible assets relating to previously held interests in Valor Denmark is recorded as an asset revaluation surplus as component of equity. However, under U.S. GAAP, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The total acquisition cost of $10.3 million comprised a cash payment of $10.0 million and costs of $0.3 million which were directly attributable to the acquisition. The fair value of identifiable assets and liabilities of Valor Denmark on date of acquisition was as follows:

Fair Value
(In Thousands)
Working capital	$970
Fixed assets	98
Customer list	3,509
Technology	1,830
Deferred tax liability	(1,456)
Associated company payable	2,305
Investment prior to acquisition	(3,824)
Net Assets	3,432
Goodwill arising on acquisition	6,846
Total purchase price	$10,278

The unaudited pro forma combined statements of operations should be read in conjunction with the accompanying notes, the historical consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus. The unaudited pro forma combined statements of operations are not necessarily indicative of operating results which would have been achieved had the foregoing transactions actually been completed at January 1, 2006 and should not be construed as representative of future operating results. Certain reclassifications have been made in Valor Denmark's financial statements, which are included in the unaudited pro forma combined statements of operations, to conform to the presentation in our pro forma financial statements.

Unaudited Pro Forma Combined Statements of Operations
For the Year Ended December 31, 2006

	Valor Computerized Systems Ltd.(1)	Valor Denmark A/S(2)	Pro Forma Adjustments		Pro Forma
	(In Thousands, Except Share and Per Share Data)
Revenues	$37,182	$879	$(480	)(3)	$37,581
Cost of revenues	4,427	258	(203	)(4)	4,544
Gross profit (loss)	32,755	621	(277)		33,037
Operating costs and expenses:
Research and development	11,775	1,192	0		12,967
Marketing and sales	14,758	126	0		14,884
General and administrative	2,409	0	0		2,409
Total operating costs and expenses	28,942	1,318	0		30,260
Operating profit (loss)	3,813	(697)	(277)		2,777
Financial income, net	1,135	9	0		1,144
Other income	0	479	(479	)(5)	—
Profit (loss) before taxes on income	4,948	(209)	(756)		3,921
Taxes on income	(1151)	31	98	(6)	(945)
Profit (loss) after taxes on income	3,797	(178)	(658)		2,976
Equity in losses of an associated company	(480)	0	480	(7)	—
Net profit (loss)	$3,317	$(178)	$(178)		$2,976
Basic earnings per share	$0.17				$0.15
Diluted earnings per share	$0.17				$0.15
Weighted average number of ordinary shares used in computing basic earnings per share	19,421,445				19,421,445
Weighted average number of ordinary shares used in computing diluted earnings per share	20,057,679				20,057,679

(1)	Derived from the historical financial statements of operations for Valor Computerized Systems Ltd. for the year ended December 31, 2006 prepared in accordance with U.S. GAAP. The statements of operations reflect equity in losses of Valor Denmark from the period from January 1, 2006 through May 3, 2006 and include all of the results of operations of Valor Denmark from May 4, 2006.
(2)	Represents the results of operations of Valor Denmark from January 1, 2006 through May 3, 2006 prepared in accordance with U.S. GAAP.
(3)	Reflects elimination of inter-company transactions between us and Valor Denmark. As discussed elsewhere in this prospectus, prior to our acquisition of Valor Denmark on May 4, 2006, we served as a worldwide distributor for TraceXpert's products. Accordingly, we purchased these products from Valor Denmark and distributed them to our customers. We recorded 100% of these revenues. Additionally, Valor Denmark had also sold its products through third party distributors, which should not be eliminated.
(4)	Reflects elimination of inter-company transaction of approximately $0.5 million and an amount of $0.3 million of additional amortization of intangible assets with useful lives of five years in the amount of $3.8 million, for the period from January 1, 2006 through the acquisition of Valor Denmark on May 4, 2006.
(5)	Reflects elimination of inter-company transaction. Pursuant to the agreement between us and Valor Denmark we remunerated Valor Denmark for certain losses it incurs. Valor Denmark recorded such remuneration as other income while we classified Valor Denmark as an associated company and recorded equity losses related to Valor Denmark.
(6)	Represents an additional amount of tax liability that was recorded for the period from January 1, 2006 through the acquisition of Valor Denmark on May 4, 2006.
(7)	Reflects elimination of equity in losses of an associated company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are a global provider of productivity improvement software solutions for the printed circuit board, or PCB, manufacturing supply chain. Our solutions target three key segments in the PCB manufacturing market: design of the physical layout of the PCB, fabrication of the bare PCB and assembly of PCB components. We have leading product offerings in the design and fabrication market segments based on market share and a growing presence in the assembly market segment. PCBs are the principal electronic interconnect technology used in the vast majority of electronic products sold today. Our software solutions simulate, optimize, monitor and control the PCB production lifecycle, enabling our customers to manufacture PCBs for electronic products more efficiently, cost effectively and with better quality.

We market and sell our software solutions to the design and assembly segments of the PCB manufacturing market primarily through our global direct sales force. We have established sales and services locations throughout North and South America, Europe and Asia. We also sell our software solutions through indirect channels, such as value-added resellers and agents. The Genesis 2000 software is marketed by Frontline P.C.B. Solutions L.P., or Frontline, our 50% joint venture with Orbotech Ltd., an Israeli developer of inspection and imaging solutions for PCB production. Orbotech also acts as the distributor for the Genesis 2000 software.

Our customers include leading OEMs, ODMs, and CEMs. As of September 30, 2007, we licensed our software solutions to over 800 customers in more than 30 countries. Historically, we have derived the majority of our net income from software solutions sold for the design and fabrication segments of the PCB manufacturing market. We, however, believe that the assembly segment represents the largest segment of the PCB manufacturing industry and a key element of our growth strategy is increasing sales of our assembly software solutions on a profitable basis. As such, in 2007 we launched two new software solutions for the assembly segment, vPlan and vManage. We are also investing resources to develop new solutions for the assembly segment which are intended to form, together with vPlan and vManage, a complete suite of products that will improve and accelerate the PCB assembly process. As a result, our operating expenses for the assembly segment have been greater in recent periods in comparison to our operating expenses for the design and fabrication segments.

We face competition in the assembly segment principally from software solutions that are developed by PCB manufacturing and testing machine vendors. The solutions offered by these vendors are at low additional cost, but the programs are usually not compatible with machines sold by other vendors. We also face competition in the assembly segment from in-house solutions created by PCB manufacturers themselves that similarly are not compatible with multiple machine types. In order to succeed in growing our sales in the assembly segment, we will need to continue developing software that is compatible with a wide variety of PCB manufacturing machines in order for it to be attractive to our customers.

We have a limited backlog because the majority of our revenues are derived from perpetual licenses for which the license fees are generally all recognized upon delivery of the related software. As a result, our revenues in any particular quarter are significantly dependent on orders received and delivered in that quarter. The sale of design software solutions by us or fabrication software solutions by Frontline provides less visibility than the sale of assembly solutions due to shorter sales cycles for design and fabrication products. As a result, our quarterly and annual revenues and operating results are difficult to predict and have fluctuated in the past from period to period. To increase visibility of our revenues, we have increased our focus on sales to OEMs of software bundled with hardware because such sales have longer sales cycles and therefore provide increased visibility. In addition, we have placed increased focus on support agreements, which are renewable on a yearly basis rather than perpetual in nature and also offer increased visibility. As we plan to increase our efforts to sell assembly software solutions in the future we expect to have increased visibility into sales of our products.

In recent years there has been a significant shift in manufacturing from established markets to emerging markets, primarily in Asian countries such as China, Korea and Taiwan. The growth in these emerging economies has resulted from local investment, as well as the shifting of the manufacturing operations of established companies. In 2006, our sales in the Far East, including Japan, accounted for 50% of our revenues while, according to Electronic Trend Publications’ recent “The World Electronics Manufacturing Service 2007 Survey,” the Far East, including Japan, accounted for 54% of global electronic production in 2006 and is expected to account for 67% by 2011. Accordingly, we believe there is a significant opportunity to expand sales of our software solution in such countries. We intend to continue to expand sales of our software in Asian countries such as China, Korea and Taiwan. Our gross margins in the Far East are lower than in other markets in which we operate due to lower selling prices charged in order to penetrate those markets. Furthermore, as we seek to grow our sales in the Far East we may face future challenges policing unauthorized use of our software solutions as some countries, such as China, do not protect intellectual property rights to the same extent as the laws of the United States.

All figures presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” have been prepared in accordance with IFRS. IFRS differs in some respects from U.S. GAAP. For a summary of the principal differences, see Note 22 to our financial statements included elsewhere in this prospectus.

Historical Development

We were founded and incorporated in Israel in 1992. Between 1992 and 1995, we focused primarily on developing the initial technologies used in the software we sell today. Between 1995 and 1999, we developed and introduced the first versions of Genesis 2000 and our Enterprise 3000 and Trilogy 5000 software. In 1998, we established Frontline, our joint venture with Orbotech. Frontline markets and Orbotech distributes software addressing the fabrication segment of the PCB manufacturing market. In 2000, we listed our ordinary shares on the Frankfurt Stock Exchange. In February 2004, we signed an agreement with TraceXpert, a Danish company, pursuant to which TraceXpert established an entity, Valor Denmark, to facilitate integration of our and TraceXpert’s products and joint development and marketing. Prior to May 2006, we had an equity interest in Valor Denmark and in May 2006, we acquired the remaining equity interests in Valor Denmark.

Joint Venture with Frontline

We established Frontline in 1998 as a joint venture with Orbotech. Under our agreement with Orbotech, we and Orbotech each own a 50% interest in Frontline. Frontline is engaged in the design, development, marketing and support of software solutions for the fabrication segment of the PCB manufacturing market. Orbotech acts as the sole distributor for Frontline’s software solutions. Pursuant to the joint venture agreement, we agreed to share Frontline’s revenues, losses and profits equally with Orbotech. We account for Frontline using the proportionate consolidation method in IAS 31. Pursuant to IAS 31, we recognize our proportionate share in Frontline’s assets, liabilities, income and expenses by consolidating those items with similar items in our consolidated financial statements on a line-by-line basis. At the end of each quarter, Orbotech calculates the gross revenues from Frontline products and deducts expenses attributable to the joint venture paying Frontline the revenues net such expenses.

In September 2007, the International Accounting Standards Board issued Exposure Draft 9, which is intended to replace IAS 31. The principal changes to IAS 31 is that proportionate consolidation of jointly controlled entities will no longer be allowed. If the exposure draft is accepted as drafted, the equity method will need to be used to account for all interests in jointly controlled entities, such as our interest in Frontline.

The results of operations of Frontline have had, and we expect will continue to have, a significant impact on our results of operations. The profitability of our results of operations is dependent on us continuing to consolidate our proportional share of the results of operations of Frontline with our results of operations. Frontline accounted for $13.2 million, or 36.0%, of our revenues in 2006 and $7.1 million of our profit before income taxes, resulting in us having net profit in 2006. For the nine months ended September 30, 2007, Frontline accounted for $9.6 million, or 30.6%, of our revenues and $5.2 million of our profit before income taxes. As we recognize our proportionate share in Frontline’s assets, liabilities, income and expenses by consolidating those items with similar items in our consolidated financial statements on a line-by-line basis we would not have had net profit in 2006 or for the first nine months of 2007 without Frontline’s contribution to our results of operations. As a result, our revenues and profitability depend to a significant extent on the continued success of Frontline’s business. Any event that adversely impacts the results of operations of Frontline could have a material adverse effect on our business and results of operations. See “Certain Relationships and Related Party Transactions – Joint Venture Agreement with Orbotech Ltd.”

Acquisition of Valor Denmark

In February 2004, we signed an agreement with TraceXpert pursuant to which TraceXpert established an entity, Valor Denmark, to facilitate integration of our and TraceXpert’s products and to provide joint development and marketing for TraceXpert products. TraceXpert products provide MES solutions for real-time production monitoring, material management and exact traceability down to the component level. We agreed to provide up to $4.0 million to fund the operations of Valor Denmark in the form of a subordinated convertible note together with a cash advance of $0.5 million.

We served as worldwide distributor of TraceXpert’s products and, as such, purchased those products from Valor Denmark and distributed them to our customers. In addition, Valor Denmark conducted research and development activity related to TraceXpert’s product. We applied the equity method of accountingto our investment in the convertible note since the note essentially constituted an investment in the equity of Valor Denmark. In addition we were granted 50% voting rights and 50% of the membership of Valor Denmark’s board of directors.

On May 4, 2006, we acquired the remaining interests in Valor Denmark for an aggregate purchase price of $10.3 million (or $8.8 million net of cash acquired) after which we commenced consolidating Valor Denmark in our financial statements. See “Critical Accounting Policies and Estimates – Goodwill” for a discussion of the allocation of the purchase price of Valor Denmark. The results of operations of Valor Denmark have had a significant impact on our historical results of operations. See “Unaudited Pro Forma Combined Financial Data.”

Segments of Our Business

The following table sets forth the revenues, profit (loss) from operations and gross margin from each segment of our business for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
Segment	2004	2005	2006	2006	2007
				(Unaudited)
	(In Thousands)
Design
Revenues	$6,969	$7,881	$8,728	$6,544	$6,544
Gross margin	89.4%	93.3%	93.0%	93.1%	94.4%
Profit from operations	$1,767	$2,877	$4,158	$3,141	$2,779
Fabrication
Revenues	$10,428	$11,429	$13,210	$9,648	$9,619
Gross margin	97.0%	96.7%	97.3%	97.3%	96.3%
Profit from operations	$4,162	$5,609	$7,028	$5,171	$5,195
Assembly
Revenues	$13,265	$17,029	$14,803	$10,542	$15,245
Gross margin	79.1%	66.6%	75.3%	77.8%	76.3%
Loss from operations	$(4,723)	$(6,401)	$(8,003)	$(5,855)	$(6,038)

Components of Results of Operations

Sources of Revenues

We derive our revenues from two sources: product sales and services revenues.

Revenues from product sales consist of license revenues. The substantial majority of our licenses are perpetual licenses and, subject to satisfaction of revenue recognition criteria, the associated license fees are all recognized upon delivery of the related software. We derive a small portion of our license revenues from term licenses, principally related to the VPL, and we recognize these revenues on a straight-line basis over the term of the license, which is generally one year. Revenues from product sales are recognized when an agreement has been executed or a definitive purchase order or equivalent has been received, delivery has occurred, the price is fixed and determinable and collection is probable.

Revenues from services include maintenance, consulting, engineering and training revenues. Consulting, engineering and training revenues are recognized when the related service is provided. Maintenance revenues are comprised of revenues from support arrangements that include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year. Maintenance revenues are derived from a combination of new customers and existing customers who renew their contracts upon expiration. Historically, the majority of our maintenance revenues have come from our existing, rather than new, customers. In addition, historically, the substantial majority of our customers have renewed their maintenance contracts with us upon expiration. We recognize such additional periods of maintenance over the life of the related agreement beginning when the extension becomes effective.

See “Critical Accounting Policies and Estimates — Revenue Recognition.”

Customer concentration.  No customer accounted for more than 10% of our revenues for the years ended December 31, 2004, 2005, and 2006.

Geographical breakdown.  In the last three fiscal years an increasing amount of our revenues have been generated from sales in the Far East (excluding Japan), which includes China, Taiwan, Singapore and other areas of Southeast Asia. The following table sets forth the geographic breakdown of our total revenues for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30, 2007
	2004	2005	2006
United States	34.1%	28.4%	29.9%	28.8%
Europe	19.1	17.4	20.4	24.8
Japan	16.3	20.3	15.5	13.1
Far East (excluding Japan)	30.5	33.9	34.2	33.3
Total	100.0%	100.0%	100.0%	100.0%

Cost of Revenues

Cost of product revenues consists primarily of personnel costs for services associated with our product sales, including post-sale engineering work. The amount of cost of product revenues does not directly correlate with the amount of product revenues in a given period because of the post-sale engineering work. This element is generally smaller for repeat customers who have previously implemented our solutions and where less engineering work is required, and larger for new customers. With regard to our assembly products, cost of revenues for the periods from May 4, 2006 also includes the cost of the hardware and amortization of intangible assets from the acquisition of Valor Denmark, such as acquired technology and customer lists. The cost of services revenues consists primarily of personnel costs.

Operating Expenses

Research and development.  Our research and development expenses consist primarily of wages and associated expenses and outsourcing costs. We intend to maintain our significant investment in research and development and to continue allocating the majority of this investment to the assembly segment, which we believe is critical to our future growth. We expect that our research and development expenses in future periods will remain relatively constant in absolute terms as we work to develop new products and expand our product line.

Marketing and selling.  Our marketing and selling expenses consist primarily of sales commissions, wages and associated expenses, travel expenses and marketing communication. We recognize sales commission expenses over the same period as we recognize the associated revenues. We intend to continue to invest heavily in marketing and selling, including further developing our relationships with our customers, hiring additional marketing and selling personnel, contracting with value added resellers, extending brand awareness and sponsoring marketing events. In the future, we expect to expand our third party distribution channels by targeting system integrators as potential sources of additional sales opportunities. We expect that our marketing and selling expenses will increase in absolute terms as we continue to grow our business. The majority of our marketing and selling expenses relate to the assembly segment and we intend to continue allocating the majority of our marketing and selling investment to this segment, which we believe is critical to our future growth.

General and administrative.  Our general and administrative expenses consist of wages, travel and other associated expenses for our general and administrative personnel, as well as fees for professional services. Professional services consist of outside legal, audit and tax services, investor relations and insurance consulting costs. We expect these expenses to increase on an absolute basis following this offering as we incur additional costs related to the growth of our business, including accounting and legal expenses related to compliance with the Sarbanes-Oxley Act of 2002 and the rules and regulations implemented by the U.S. Securities and Exchange Commission, as well as additional insurance, investor relations and other costs associated with being listed on the Nasdaq Global Market. Our general and administrative expenses in the assembly segment are significantly higher than in the other segments.

Financial Income (Expenses), Net

Financial income consists primarily of interest earned on our cash balances, gains from sales of marketable securities and foreign currency exchange gains. Financial expenses consist primarily of bank charges and foreign currency losses.

Corporate Tax

Israeli companies are generally subject to corporate tax at the statutory rate of 27% of their taxable income in 2008. The corporate tax rate is scheduled to decline to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. We have four separate programs that have been granted Approved Enterprise status under the Investment Law. The last of such programs was approved in 2000. Pursuant to the Investment Law, our taxable income derived from each of the Approved Enterprise programs is exempt from income tax during the first two years in which it produces taxable income, and subject to a reduced tax rate of between 10% and 25% depending on the percentage of non-Israeli ownership of Valor for the remaining five to eight years of the program. The period during which we receive these tax benefits may not extend beyond the earlier of 14 years from the year in which approval of the program was granted or 12 years from the year in which operations or production by the enterprise began. In 2005, the Investment Law was amended to provide for tax benefits for privileged enterprises. We have one privileged enterprise whose benefits are due to expire in 2016. Availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and for the four Approved Enterprises approved prior to the amendment of the Investment Law financing a percentage of investments with share capital. If we do not meet these requirements in the future, our tax benefits may be canceled and we could be required to refund any tax benefits that we have already received. To the extent that there is any income derived from sources other than the Approved Enterprise during the benefit period, such income will be subject to the tax at the regular corporate rate. See “Taxation and Governmental Programs — Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 1959.”

Income recognized by any of our subsidiaries is taxed at the local tax rate. This affects our effective tax rate. Further, local tax rates vary and rise as high as 42% (i.e. in Japan). This can also affect our effective tax rate. As of December 31, 2006, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $11.7 million, of which $8.5 million was related to our U.S. subsidiary and $3.2 million was related to our Hong Kong subsidiary. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary solely in that jurisdiction, subject to applicable expiration dates. As of December 31, 2006, our net capital loss carry forward for Israeli tax purposes amounted to approximately $6.0 million. These capital losses can only be offset in the future against capital gains.

Equity in Losses of an Associated Company

Equity in losses of an associated company consists of the losses attributable to the equity interest that we held from February 23, 2004 through May 3, 2006 in Valor Denmark. We applied the equity method of accounting to our investment in the convertible note that we were issued in connection with the Valor Denmark transaction. The note essentially constituted an investment in the equity of Valor Denmark.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS. IFRS differs in some respects from accounting principles generally accepted in the United States of America or U.S. GAAP. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1995. Our estimates are guided by observing the following critical accounting policies:

Revenue recognition.  Our product revenues consist primarily of license fees from software sales and revenues from related services, such as training, implementation and other consulting. Product revenues are recognized when the following four criteria are met:

•	Persuasive evidence of an arrangement must exist. Revenues are only recognized when persuasive evidence of an arrangement exists even if all other requirements for revenue recognition are met (including delivery). Persuasive evidence of an agreement exists if an agreement has been executed or a definitive purchase order or equivalent has been received.
•	Delivery has occurred. Revenues from software licensing fees are recognized upon the transfer of title. Delivery for software licenses occurs when the license key for the software is electronically delivered. Software that is delivered electronically is considered delivered when we have provided the customer with the access codes that permit use of the software. Delivery for TraceXpert products, which include hardware in addition to software, occurs upon shipment of these products. If after delivery has occurred, there is uncertainty about customer acceptance of our products, we defer recognition until acceptance has occurred.
•	The price is fixed and determinable. Prices are fixed and determinable if they are not subject to refund or cancellation. Our standard arrangement with our customers does not include any right of return or refund for software sales. We consider certain arrangements with payment terms extending beyond customary payment terms not to be fixed or determinable. If a fee is not considered to be fixed or determinable, revenues are deferred and recognized when payments become due.
•	Collection is probable. Probability of collection is assessed on a customer-by-customer basis based on a number of factors including credit-worthiness and our transaction history with the customer. Customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. In the limited circumstances in which we may have a customer not deemed creditworthy, we defer revenues from the arrangement until payment is received and all other revenue recognition criteria have been met. The instances in which we have had to defer revenues due to concern about a customer’s creditworthiness have to date been immaterial to our business.

Licenses for our software solutions are primarily perpetual in nature and we recognize all license revenues from such licenses upon satisfaction of the above criteria. Licenses for our VPL product, which represented less than 5% of our revenues in 2006, are recognized over the term of the license.

Revenues from services include maintenance, consulting, engineering and training revenues. Consulting, engineering and training revenues are recognized when the related service is provided. Maintenance revenues are comprised of revenues from support arrangements that include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

Share-based payment.  IFRS 2, “Share-Based Payment,” requires an expense to be recognized when we buy goods or services in exchange for our shares or rights to shares, or equity-settled transactions, or in exchange for other assets equal in value to a given number of shares or rights to shares, or cash-settled transactions. IFRS 2 requires us to expense employees’ and directors’ share options (equity-settled transactions). The cost of equity settled transactions is measured by the fair value of shares on the date they are granted. The fair value of shares is determined by using an option-pricing model. The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date the options vest. The cumulative expense, recognized at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for amounts that do not ultimately vest.

Allowance for doubtful accounts.  We maintain an allowance for doubtful accounts for estimated losses resulting from our customers’ inability to pay us. The provision is based on our historical experience and for specific customers that, in our opinion, are likely to default on our receivables from them. In order to identify these customers, we perform ongoing reviews of all customers that have breached their payment terms, as well as those that have filed for bankruptcy or for whom information has become available indicating a significant risk of non-recoverability. In addition, we have experienced growth in the number of our customers and we have less payment history to rely upon with these customers.

Goodwill and intangible assets.  Goodwill and intangible assets constitute a substantial portion of our total assets. As of September 30, 2007 goodwill represented approximately 13.7% of our total assets and intangible assets represented approximately 10.7% of our total assets.

•	Goodwill. Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over our and our subsidiaries’ interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Our and our subsidiaries’ goodwill derives from the acquisition of Valor Denmark in 2006 and is tested for impairment at the cash generating unit level by a comparison of the recoverable amount of the cash generating unit with its carrying value. We and our subsidiaries perform our annual impairment test of goodwill as at December 31. As of December 31, 2006, no impairment losses were identified.
•	Intangible assets. Intangible assets consisting of acquired technology and customer lists were acquired in a business combination and are recorded at their fair value as of the date of acquisition. Following initial recognition, technology and customer lists are carried at cost and amortized using the straight-line method over an estimated useful life of five years during which benefits are expected to be received. Intangible assets are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period, or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets is recognized in the income statements in the expense category consistent with the function of the intangible asset. As of December 31, 2006, no impairment losses or changes in useful life have been identified.

Research and development and software capitalization costs.  We do not capitalize internal research and development costs. Development costs in respect of individual projects are capitalized only if future recoverability is reasonably assured as set forth in IAS 38 (“Intangible Assets”). If these criteria have not been satisfied, development costs are expensed.

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
Revenues:
Product sales	61.0%	63.5%	58.8%	58.3%	59.9%
Services	39.0	36.5	41.2	41.7	40.1
Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Product sales	6.4	11.7	7.4	8.3	7.6
Services	6.1	6.4	5.2	4.7	6.2
Total cost of revenues	12.5	18.1	12.6	13.0	13.8
Gross profit	87.5	81.9	87.4	87.0	86.2
Operating costs and expenses:
Research and development	31.5	25.2	32.0	30.0	32.1
Marketing and selling	45.2	44.4	40.1	41.3	41.4
General and administrative	6.9	6.5	6.6	6.5	6.6
Total operating costs and expenses	83.6	76.1	78.7	77.8	80.1
Operating profit	3.9	5.7	8.7	9.2	6.2
Financial income	2.7	1.8	3.4	3.7	2.2
Financial expense	0.1	0.7	0.3	0.5	0.3
Profit before taxes on income	6.5	6.8	11.8	12.4	8.1
Taxes on income	1.1	0.7	1.6	1.6	1.1
Profit after taxes on income	5.4	6.1	10.2	10.8	7.0
Equity in losses of an associated company	(1.4)	(2.3)	(1.3)	(1.8)	—
Net profit	4.0%	3.8%	8.9%	9.0%	7.0%

Nine Months Ended September 30, 2007 Compared with Nine Months Ended September 30, 2006

Revenues

Product sales.  Product sales increased by $3.2 million, or 20.7%, to $18.8 million for the nine months ended September 30, 2007 from $15.6 million for the nine months ended September 30, 2006. Sales of our assembly, fabrication and design software solutions accounted for $10.9 million, $5.4 million and $2.5 million of our product sales, respectively, for the nine months ended September 30, 2007. The increase in product sales was attributable to an increase from $7.3 million to $10.9 million in sales of our assembly software solutions. This increase was partially offset by a $0.4 million decline from $5.8 million to $5.4 million in sales of our fabrication software solutions. The principal driver of the increase in assembly product sales was the introduction in 2007 of our new software solutions, vPlan and vManage, and the associated sales of these new software solutions to new customers. The introduction of these software solutions and growth in assembly product sales reflected our strategy of increasing our focus on the assembly market. Historically, sales of our fabrication software have fluctuated slightly from year to year.

Services revenues.  Services revenues increased by $1.5 million, or 13%, to $12.6 million for the nine months ended September 30, 2007 from $11.1 million for the nine months ended September 30, 2006. Services revenues associated with our design software solutions accounted for $4.0 million of our services revenues, and services revenues associated with each of our fabrication and assembly software solutions accounted for $4.3 million of our services revenues, for the nine months ended September 30, 2007. The increase in services revenues was attributable primarily to a $1.0 million increase from $3.3 million to $4.3 million in assembly software services due to our growing customer base in the assembly segment and a $0.5 million increase from $3.8 million to $4.3 million in fabrication services. For the nine months ended September 30, 2007, $2.0 million, or 15.9%, of our services revenues were derived from new customers and $10.6 million, or 84.1%, of our services revenues were derived from existing customers.

The increase in revenues for the nine months ended September 30, 2007 resulted from increased volumes of our products and services sold and was not materially impacted by changes in price.

Cost of Revenues and Gross Margin

Cost of product sales.  Cost of product sales increased by $0.2 million, or 7.4%, to $2.4 million for the nine months ended September 30, 2007 from $2.2 million for the nine months ended September 30, 2006. Costs associated with our assembly software solutions accounted for $2.1 million of our cost of product sales for the nine months ended September 30, 2007. The increase in cost of product sales for the period ended September 30, 2007 was attributable to an increase in intangible assets amortization due to the acquisition of 100% of the interests in Valor Denmark in May 2006. Product gross margin was 85.8% for the nine months ended September 30, 2006 and 87.4% for the nine months ended September 30, 2007.

Cost of services.  Cost of services increased by $0.7 million, or 53.9%, to $1.9 million for the nine months ended September 30, 2007 from $1.3 million for the nine months ended September 30, 2006. Cost of services associated with our fabrication and assembly software solutions accounted for $1.8 million of our total cost of services for the nine months ended September 30, 2007. Services gross margin was 88.6% for the nine months ended September 30, 2006 and 84.5% for the nine months ended September 30, 2007.

Operating Expenses

Research and development.  Research and development expenses increased by $2.0 million, or 25.2%, to $10.0 million for the nine months ended September 30, 2007 from $8.0 million for the nine months ended September 30, 2006. Research and development associated with our assembly software solutions accounted for $7.5 million of our total research and development expenses. An increase of $1.4 million, representing 70.0% of the increase in research and development expenses, was due to the acquisition of 100% of the interests in Valor Denmark in May 2006. Research and development expenses as a percentage of total revenues increased from 30% for the nine months ended September 30, 2006 to 32% for the nine months ended September 30, 2007.

Marketing and selling.  Marketing and selling expenses increased by $2.0 million, or 17.9%, to $13.0 million for the nine months ended September 30, 2007 from $11.0 million for the nine months ended September 30, 2006. Marketing and selling expenses associated with our assembly software solutions accounted for $8.5 million of our marketing and selling expenses with the balance divided almost evenly between marketing expenses for our fabrication software solutions and those for our design software solutions. The increase in marketing and selling expense for the nine months ended September 30, 2007 was attributable primarily to an increase in employee costs as the number of employees engaged in marketing and selling, increased by 10 to 73 as of September 30, 2007 from 63 as of September 30, 2006 as we increased our marketing and selling efforts in the assembly segment. Marketing and selling expenses as a percentage of total revenues was 41.3% for the nine months ended September 30, 2006 and 41.4% for the nine months ended September 30, 2007.

General and administrative.  General and administrative expenses increased by $0.3 million, or 19.9%, to $2.0 million for the nine months ended September 30, 2007 from $1.7 million for the nine months ended September 30, 2006. General and administrative expenses associated with our assembly segment accounted for $1.7 million for the nine months ended September 30, 2007. The increase in general and administrative expenses for the nine months ended September 30, 2007 was attributable primarily to an increase in wages, travel and other general and administrative expenses. General and administrative expenses as a percentage of total revenues was 6.5% for the nine months ended September 30, 2006 and 6.6% for the nine months ended September 30, 2007.

Financial Income/Expense

Financial income/expense decreased on a combined basis by $0.3 million, or 29.8%, to $0.6 million for the nine months ended September 30, 2007 from $0.9 million for the nine months ended September 30, 2006. This decrease was due to lower cash balances during the nine months September 30, 2007 compared with the nine months ended September 30, 2006.

Equity in Losses of an Associated Company

Equity in losses of an associated company was zero for the nine months ended September 30, 2007 compared with $0.5 million for the nine months ended September 30, 2006. We commenced consolidating the results of operations of Valor Denmark with our results of operations on May 4, 2006, the date of acquisition.

Taxes on Income

Income tax expense decreased to $0.1 million for the nine months ended September 30, 2007 from $0.4 million for the nine months ended September 30, 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenues

Product sales.  Product sales decreased by $1.5 million, or 6.4%, to $21.6 million for the year ended December 31, 2006 from $23.1 million for the year ended December 31, 2005. Sales of our assembly, fabrication and design software solutions accounted for $10.2 million, $8.0 million and $3.4 million, respectively, of our product sales for the year ended December 31, 2006. This decrease was attributable primarily to a decrease from $12.9 million to $10.2 million in sales of our assembly software as we transitioned our product line by launching our new assembly software solutions into the market. These decreases were partially offset by an increase of $1.3 million in our share of the sales of fabrication software by Frontline from $6.7 million in 2005 to $8.0 million in 2006. Sales of our design software decreased by $0.1 million from $3.5 million in 2005 to $3.4 million in 2006.

Services revenues.  Services revenues increased by $1.9 million, or 14.1%, to $15.1 million for the year ended December 31, 2006 from $13.3 million for the year ended December 31, 2005. Services revenues associated with our design, fabrication and assembly software solutions accounted for $5.3 million, $5.2 million and $4.6 million, respectively, of our services revenues for the year ended December 31, 2006. The increase in services revenues was attributable primarily to the increase of $0.9 million in services revenues associated with our design software solutions from $4.4 million in 2005 to $5.3 million in 2006. For the year ended December 31, 2006 $1.5 million, or 10%, of our services revenues were derived from new customers and $13.6 million, or 90%, of our services revenues were derived from existing customers.

The increase in revenues for the year ended December 31, 2006 resulted from increased volumes of our products and services sold and was not materially impacted by changes in price.

Cost of Revenues and Gross Margin

Cost of product sales.  Cost of product sales decreased by $1.5 million, or 35.8%, to $2.7 million for the year ended December 31, 2006 from $4.2 million for the year ended December 31, 2005. Costs associated with our assembly products accounted for $2.4 million of our total cost of product revenues for the year ended December 31, 2006. The decrease in cost of product sales for the year ended December 31, 2006 was attributable to the acquisition of Valor Denmark in the first half year of 2006. Prior to the acquisition of Valor Denmark, we accounted for Valor Denmark using the equity method of accounting. This ceased to be the case upon our acquisition of 100% of the interests in Valor Denmark in May 2006. Product gross margin increased to 87.4% for the year ended December 31, 2006 from 81.6% for the year ended December 31, 2005 as we were no longer required to recognize cost of product sales from sales of our TraceXpert software to Valor Denmark.

Cost of services.  Cost of services revenues decreased by $0.4 million, or 18.6%, to $1.9 million for the year ended December 31, 2006 from $2.3 million for the year ended December 31, 2005. Cost of services associated with our assembly software solutions accounted for $1.2 million of our total cost of services revenues. Services gross margin increased to 82.3% for the year ended December 31, 2006 from 87.4% for the year ended December 31, 2005. The increase in cost of services revenues for the year ended December 31, 2006 was attributable to the fact that the growth rate of services revenues was higher than the cost to us of supporting our customers covered by software maintenance agreements.

Operating Expenses

Research and development.  Research and development expenses increased by $2.6 million, or 28.1%, to $11.8 million for the year ended December 31, 2006 from $9.2 million for the year ended December 31, 2005. Research and development associated with our assembly software solutions accounted for $8.7 million of our research and development expenses for the year ended December 31, 2006. The increase in research and development expenses for the year ended December 31, 2006 was attributable primarily to growth in the number of employees engaged in research and development activities from 103 as of December 31, 2005 to 123 as of December 31, 2006. The increase in research and development personnel for the year ended December 31, 2006 was related entirely to our acquisition of 100% of the interests in Valor Denmark in May 2006. Research and development expenses as a percentage of revenues increased to 32% for the year ended December 31, 2006 from 25.3% for the year ended December 31, 2005.

Marketing and selling. Marketing and selling expenses decreased by $1.3 million, or 8.5%, to $14.8 million in 2006 from $16.1 million in 2005. Marketing and selling expenses associated with our assembly software solutions accounted for $8.7 million of our marketing and selling expenses for the year ended December 31, 2006, with the balance divided almost evenly between marketing expenses for our fabrication software solutions and those for our design software solutions. The decrease in marketing and selling expenses for the year ended December 31, 2006 resulted from us shifting part of our employee base at the end of 2005 from the United States to the Far East where cost of employment is cheaper. This led to a disproportionate amount of marketing and selling expenses in 2005 which did not recur in 2006. Marketing and selling expenses as a percentage of revenues decreased to 40.2% for the year ended December 31, 2006 from 44.4% for the year ended December 31, 2005.

General and administrative. General and administrative expenses were $2.4 million for the year ended December 31, 2006 and the year ended December 31, 2005. General and administrative expenses associated with our assembly segment accounted for $1.8 million for the year ended December 31, 2006. General and administrative expenses as a percentage of revenues were 6.6% for the year ended December 31, 2006 and 6.5% for the year ended December 31, 2005.

Financial Income/Expense

Financial income/expense increased on a combined basis to $1.1 million for the year ended December 31, 2006 from $0.4 million for the year ended December 31, 2005. This increase resulted from an increase in income from interest from bank deposits and gain on sale of marketable securities. In addition, for the year ended December 31, 2005, we had a higher level of exchange rate expenses compared with the year ended December 31, 2006.

Equity in Losses of an Associated Company

Equity in losses of an associated company was $0.5 million for the year ended December 31, 2006 compared with $0.8 million for year ended December 31, 2005.

Taxes on Income

Income tax expense increased to $0.6 million for the year ended December 31, 2006 from $0.3 million for the year ended December 31, 2005 as a result of higher net income before taxes.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenues

Product sales. Product sales increased by $4.4 million, or 23.3%, to $23.1 million for the year ended December 31, 2005 from $18.7 million for the year ended December 31, 2004. Sales of our assembly, fabrication and design software solutions accounted for $12.9 million, $6.7 million and $3.5 million, respectively, of our product sales for the year ended December 31, 2005. This increase in product sales was attributed primarily to an increase of $3.0 million in sales of our assembly software, $0.7 million in sales of our design software and $0.7 million in sales of fabrication software by Frontline.

Services revenues. Services revenues increased by $1.4 million, or 11.0%, to $13.3 million for the year ended December 31, 2005 from $11.9 million for the year ended December 31, 2004. Services revenues associated with our fabrication, design and assembly software solutions accounted for $4.7 million, $4.4 million and $4.2 million, respectively, of our services revenues for the year ended December 31, 2005. For the year ended December 31, 2005, $2.3 million, or 17.3%, of our services revenues were derived from new customers and $11 million or 82.7% of our services revenues were derived from existing customers.

The increase in revenues for the year ended December 31, 2005 resulted from increased volumes of our products and services sold and was not materially impacted by changes in price.

Cost of Revenues and Gross Margin

Cost of product sales.  Cost of product sales increased by $2.3 million, or 118.2%, to $4.2 million for the year ended December 31, 2005 from $1.9 million for the year ended December 31, 2004. Costs associated with sales of our assembly software solutions accounted for the entire $4.2 million of our total cost of product sales for the year ended December 31, 2005. The increase in cost of product sales for the year ended December 31, 2005 was primarily attributable to increased sales of our assembly software solutions. Product gross margin decreased to 81.6% for the year ended December 31, 2005 from 89.6% for the year ended December 31, 2004.

Cost of services.  Cost of services increased by $0.5 million, or 25.0%, to $2.3 million for the year ended December 31, 2005 from $1.9 million for the year ended December 31, 2004. Cost of services associated with our assembly software solutions accounted for $1.5 million of our cost of services for the year ended December 31, 2005. The increase in cost of services for the year ended December 31, 2005 was attributable primarily to increased services revenues. Services gross margin decreased to 82.3% for the year ended December 31, 2005 from 84.3% for the year ended December 31, 2004.

Operating Expenses

Research and development.  Research and development expenses decreased by $0.5 million, or 5.1%, to $9.2 million for the year ended December 31, 2005 from $9.7 million for the year ended December 31, 2004. Assembly software solutions accounted for $6.6 million in research and development expenses, fabrication software solutions accounted for $2.3 million and design software solutions accounted for $0.8 million of such expenses. The decrease in research and development for the year ended December 31, 2005 was primarily attributable to the negotiation of better pricing arrangements for research and development-related activities. Research and development expenses as a percentage of revenues decreased to 25.3% for the period ended December 31, 2005 from 31.6% for the period ended December 31, 2004.

Marketing and selling.  Marketing and selling expenses increased by $2.3 million, or 16.4%, to $16.1 million for the year ended December 31, 2005 from $13.9 million for the year ended December 31, 2004. Marketing and selling expenses associated with our assembly software solutions accounted for $9.8 million for the year ended December 31, 2005. The increase in marketing and selling expenses for the year ended December 31, 2005 was attributable primarily to an increase of $1.2 million related to increased headcount, $0.9 million related to bonuses and $0.2 million related to a provision taken in connection with the termination of employees as we shifted employees from the United States to the Far East for cost reasons. In addition, we incurred costs in preparation for the shift of our employee base from the United States to the Far East in 2005. Marketing and selling expenses as a percentage of revenues decreased to 44.4% for the year ended December 31, 2005 from 45.2% for the year ended December 31, 2004.

General and administrative.  General and administrative expenses increased by $0.2 million, or 11.8%, to $2.4 million for the year ended December 31, 2005 from $2.1 million for the year ended December 31, 2004. General and administrative expenses associated with our assembly segment accounted for $1.8 million for the year ended December 31, 2005. The increase in general and administrative expenses for the year ended December 31, 2005 resulted from an increase in the number of employees hired due to the growth of our business. General and administrative expenses as a percentage of revenues decreased to 6.5% for the year ended December 31, 2005 from 6.9% for the year ended December 31, 2004.

Financial Income/Expense

Financial income/expense decreased on a combined basis to $0.4 million for the year ended December 31, 2005 from $0.8 million for the year ended December 31, 2004. This decrease was attributable primarily to changes in the cash position and reduction of the interest received from low risk investments.

Equity in Losses of an Associated Company

Equity in losses of an associated company was $0.8 million for the year ended December 31, 2005 compared with $0.4 million for the year ended December 31, 2004. This increased loss resulted from higher research and development expenditures by Valor Denmark.

Taxes on Income

Income tax expense was $0.3 million for the years ended December 31, 2005 and 2004.

Quarterly Results of Operations

The table below sets forth unaudited consolidated statements of operations data in dollars for each of the ten consecutive quarters ended September 30, 2007. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this prospectus and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such financial information. This information should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

Three Months Ended,
	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	Jun. 30, 2006	Sep. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	Jun. 30, 2007	Sept. 30, 2007
(Unaudited) (In Thousands)
Statements of operations data:
Revenues	$9,003	$9,164	$9,467	$8,382	$9,188	$9,164	$10,007	$10,302	$10,550	$10,556
Cost of revenues	1,472	2,250	1,292	1,323	998	1,159	1,152	1,422	1303	1,600
Gross profit	7,531	6,914	8,175	7,059	8,190	8,005	8,855	8,880	9,247	8,956
Operating expenses:
Research and development, net	2,358	2,225	2,141	1,829	2,897	3,299	3736	3,487	3,408	3,152
Marketing and selling	3,845	3,780	4,888	3,787	3,800	3,448	3,723	4,050	4,651	4,314
General and administrative	650	613	482	559	575	604	669	645	735	704
Total operating costs and expenses	6,853	6,618	7,511	6,175	7,272	7,351	8,128	8,182	8,794	8,170
Operating profit	678	296	663	884	918	654	727	698	453	786
Financial income	158	183	169	310	350	321	283	233	256	213
Financial expense	(88)	(67)	(65)	(16)	(60)	(49)	(4)	(43)	(51)	(7)
Profit before taxes on income expense	748	412	768	1,178	1,208	926	1,006	888	658	992
Taxes on income	21	110	136	115	89	212	151	—	89	249
Profit after taxes on income	727	302	632	1063	1,119	714	855	888	569	743
Equity in losses of an associated company	320	200	378	303	177	—	—	—	—	—
Net profit	$407	$102	$254	$760	$942	$714	$855	$888	$569	743
Select statements of operations data as a percentage of revenues:
Gross profit	83.6%	75.4%	86.4%	84.2%	89.1%	87.4%	88.5%	86.2%	87.6%	84.8%
Total operating expenses	76.1	72.2	79.3	73.7	79.1	80.2	81.2	79.4	83.4	77.4
Profit from operations	7.5	3.2	7.0	10.5	10.0	7.1	7.3	6.8	4.3	7.4
Select statements of operations data as a percentage of full year results:
Revenues as a percentage of full year results	24.8%	25.2%	26.1%	22.8%	25.0%	24.9%	27.2%	—	—	—
Gross profit as a percentage of full year results	25.3	23.2	27.5	22.0	25.5	24.9	27.6	—	—	—
Operating expenses as a percentage of full year results	24.8	23.9	27.1	21.3	25.1	25.4	28.1	—	—	—
Profit from operations as a percentage of full year results	32.5	14.2	31.8	27.8	28.8	20.5	22.8	—	—	—

Due to the fact that a substantial portion of our revenues are derived from the sale of perpetual software license agreements with a limited backlog we have low visibility levels into our future revenues. As such, quarterly and annual revenues and operating results are difficult to predict and have fluctuated in the past and may continue to do so in the future, from quarter to quarter and year to year. A delay in revenue recognition may also have a significant affect on our results of operations.

Our revenues increased during the quarter ended June 30, 2006 due to the introduction of new software solutions such as vPlan and vManage designed for the assembly segment of PCB manufacturing have also caused our revenues to increase. We expect that our investment in research and development in upcoming quarters to increase steadily in absolute terms as we work to develop future products for the assembly segment which we believe offers significant growth opportunities for our business.

Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our ordinary shares could decline if our revenues and results of operations are below the expectations of analysts or investors.

U.S. GAAP Results of Operations

Our net profit in accordance with IFRS was $2.4 million and $2.2 million for the nine months ended September 30, 2006 and 2007, respectively, compared to net income under U.S. GAAP of $2.6 million and $2.0 million. In 2004, 2005 and 2006, our net profit in accordance with IFRS was $1.2 million, $1.4 million and $3.3 million, respectively, compared to net income under U.S. GAAP of $1.8 million, $1.8 million and $3.3 million. Note 22 to our financial statements included elsewhere in this prospectus summarizes the principal differences between IFRS and U.S. GAAP that affect our financial results. The main differences between IFRS and U.S. GAAP relate to proportionate consolidation, acquisitions, share-based compensation and revenue recognition and taxes on dividends.

Proportional consolidation.   We account for Frontline using the proportionate consolidation method in IAS 31. Pursuant to IAS 31, we recognize our proportionate share in Frontline’s assets, liabilities, income and expenses by consolidating those items with similar items in our consolidated financial statements on a line-by-line basis. Under U.S. GAAP, investments in entities in which all shareholders, by way of contractual arrangement, jointly control the significant operating policies thereof, are accounted for by the equity method. These different methods do not result in different net income amounts. However, the U.S. Securities and Exchange Commission rules applicable to foreign private issuers permit the omission of reconciling differences related to the classification of the amounts proportionately consolidated, provided that the entity is an operating entity, its significant financial and operating policies are by contractual agreement jointly controlled by all parties having an equity interest in the entity, and provided that summarized financial data relating to the entity are given. Since Frontline is an operating entity that develops, manufactures and sells software used in the fabrication of PCBs and is jointly controlled by us and Orbotech based on a contractual agreement, we have not presented any reconciliation item in this respect. In September 2007, the International Accounting Standards Board issued Exposure Draft 9, which is intended to replace IAS 31. The principal changes to IAS 31 is that proportionate consolidation of jointly controlled entities will no longer be allowed. If the exposure draft is accepted as drafted, the equity method will need to be used to account for all interests in jointly controlled entities.

Acquisitions.   Under IFRS the acquisition of Valor Denmark was accounted for under IFRS 3, “Business Combinations.” Pursuant to IFRS 3, when a business combination involves more than one exchange transaction (i.e., step acquisition of a business), for transactions that occurred prior to the transaction that resulted in control, the identifiable assets, and liabilities are notionally restated to their fair values at the date of each exchange transaction. At the date of acquisition of control, any corresponding adjustment to those fair values relating to previously held interests of Valor Denmark is a revaluation recorded as an asset revaluation surplus in equity. Under U.S. GAAP the acquisition of Valor Denmark was accounted for under FAS 141, “Business Combinations.” Pursuant to such standards, when a business combination involves more than one exchange transaction, the increased ownership obtained in Valor Denmark is accounted for by “stepping-up” Valor Denmark’s basis from historical cost to fair value for the portion of assets acquired and liabilities assumed based on the percentage interest acquired at each acquisition. This accounting results in layers of accounting bases in acquired assets and assumed liabilities. As such, individual assets, including goodwill, and liabilities of Valor Denmark acquired in steps have an accumulation of accounting bases that result from several fair value determinations, each based on fair value on the various acquisition dates, multiplied by the portion of the business acquired on those dates.

Share-based compensation.   We apply IFRS 2, “Share-Based Payment” to all periods presented and have taken advantage of the transitional provisions of IFRS 2 in respect of equity settled awards. As a result, we have applied IFRS 2 only to equity settled awards granted after November 7, 2002 that had not vested by December 31, 2004. As a result, the compensation cost related to options granted to employees and directors are measured at fair value which is determined by an option pricing model. The expense is allocated using the accelerated method, over the periods in which the service conditions are fulfilled, ending on the date the options vest. Under U.S. GAAP, we elected to adopt FAS No. 123(R) “Share-Based Payment” commencing on January 1, 2006, using the modified prospective method. Prior to January 1, 2006, we accounted for stock-based compensation under the intrinsic value method, based on the provisions of APB No. 25, “Accounting for Stock Issued to Employees.” Under FAS 123(R), compensation cost is recognized using the accelerated expense attribution method beginning with the effective date (January 1, 2006) (i) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

Revenue recognition.   Under IFRS, we applied provisions of IAS 18, “Revenue.” IAS 18 lacks specific detailed guidance relating to matters such as multiple-element revenue arrangements and requires the application of the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction. In applying this guidance, we have deferred annual services revenues over the service period during which these revenues are earned based on fair value. Under U.S. GAAP, we determined the fair value of each element in accordance with the residual method prescribed by AICPA Statement of Position 98-9, Modification of SOP No. 97, “Software Revenue Recognition, with Respect to Certain Transactions.” In determining the fair value of each element, we examined the vendor specific objective evidence (VSOE) of each element’s fair value. If sufficient VSOE did not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement should be deferred until all elements have been delivered.

Taxation.   Reconciling items between IFRS and U.S. GAAP reflects and includes a difference in tax treatment between IFRS and U.S. GAAP with respect to the distribution of tax-exempt income. The tax-exempt income attributable to the “Approved Enterprise” in Israel can be distributed to shareholders without imposing tax liability on us only upon a complete liquidation of us. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation of us, we are required to pay tax at the rate of 10% to 25% on the amount distributed (based on the percentage of foreign ownership in each tax year). Under IFRS, the corporate tax is recorded upon actual distribution of the dividend while under U.S. GAAP, the company created a deferred tax liability with respect to any accumulated tax exempt income.

Liquidity and Capital Resources

We fund our operations almost exclusively through cash from our operations. As of September 30, 2007, we had $13.1 million in cash and cash equivalents, of which an aggregate of $3.1 million were held by Frontline, and $14.9 million in securities available-for-sale. As of September 30, 2007, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $28.1 million.

Based on our current business plan, we believe that our net proceeds from this offering, together with our existing cash balances and any cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional shares or arrange debt financing. Further, we may seek to sell shares or arrange debt financing, to the extent it is available, to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise in the future, although we currently do not have any specific acquisitions or investments planned.

Operating activities.  Net cash generated by operating activities in the nine months ended September 30, 2007 was $4.5 million and was generated primarily by our net profit, which was offset by an increase in trade receivables. Net cash generated by operating activities for the year ended December 31, 2006 was $5.8 million and was generated primarily by our net profit of $3.3 million and depreciation and amortization of $1.5 million. Net cash generated by operating activities for the year ended December 31, 2005 was $3.8 million, and was generated primarily by our net profit of $1.4 million. The increase in net cash generated by our operating activities was due to mainly to an increase in net profit. This increase in net profit was due to the fact that for the year ended December 31, 2006 our payments for operating activities to Valor Denmark were lower as we purchased 100% of the equity interest in Valor Denmark in May of 2006. In addition, we shifted a portion of our employee base from the United States to the Far East as the cost of employment is lower in the Far East, which decreased our sales and marketing expenses for the year ended December 31, 2006.Net cash generated by operating activities for the year ended December 31, 2004 was $3.8 million, and was generated primarily by our net profit of $1.2 million and increase in payables of an associated company of $1.3 million.

Investing activities.  Net cash used in investing activities in the nine months ended September 30, 2007 was $3.8 million. Our investing activities consisted primarily of the purchase of marketable securities. Net cash used in investing activities in 2006 was $20.1 million, of which $8.8 million was attributable to our purchase of Valor Denmark and $9.2 million resulted from investing our cash balances in marketable securities. Net cash provided by investing activities in 2005 was $7.7 million, primarily due to proceeds from bank deposits of $10 million that was offset by an additional investment in Valor Denmark $2.7 million.

Financing activities.  Net cash used in financing activities for the nine months ended September 30, 2007 was $1.5 million and consisted primarily of $2.8 million in dividends paid to shareholders which was offset by $1.3 million generated by stock option exercises by our employees. Net cash provided by financing activities for the year ended December 31, 2006 was $0.3 million and consisted of $1.3 million generated from the exercise of stock options under our stock option plans and was partially offset by $1.0 million paid in dividends to our shareholders. Net cash used for financing activities for the year ended December 31, 2005 was $1.3 million and consisted of a $1.6 million dividend to shareholders partially offset by $0.3 million generated by the exercise of stock options under our stock option plans.

Contractual and Other Commitments

The following table of our material contractual and other obligations known to us as of December 31, 2006 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Contractual and Other Obligations	Total	2007	2008	2009	2010	After 2010
	(In Thousands)
Operating leases(1)	$1,692	$376	$623	$484	$209	$0

(1)	Consists of a non-cancelable operating lease for our facilities in Yavne, Israel, which runs through 2010, as well as operating leases for vehicles under a cancelable lease agreement.

Off Balance Sheet Arrangement

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation

Following this offering, we do not anticipate undertaking any significant long-term borrowings. Our investments consist primarily of cash, cash equivalents and securities available-for-sale. Securities available-for-sale are interest bearing, investment-grade investments in marketable securities with maturities of up to three years, which currently consist of corporate debt securities, and may in the future include commercial paper, money market funds, government and non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short and medium-term maturities of our investments to date, the carrying value approximates the fair value. It is our policy to hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the Israeli shekel, or NIS, and the Euro. We are exposed to the risk of fluctuation in the U.S. dollar/Israeli shekel exchange rate. In 2006, we derived our revenues principally in U.S. dollars and to a significantly lesser extent in euros and NIS. Although the majority of our expenses were denominated in U.S. dollars, a portion of our expenses were denominated in NIS and to a significantly lesser extent in euros. Our Israeli shekel-denominated expenses consist principally of facilities-related and salaries and benefit-related expenses of our Israeli operations. We anticipate that a sizable portion of our expenses will continue to be denominated in NIS. Similarly, although the majority of our receivables are denominated in U.S. dollars, a portion of our receivables are denominated in shekels which mitigates the effect of foreign currency fluctuations. If the U.S. dollar weakens against the Israeli shekel, there will be a negative impact on our profit margins. To date, fluctuations in the exchange rates between either the U.S. dollar and the Israeli shekel or the U.S. dollar and any other currency have not materially affected our results of operations or financial condition for the periods under review. To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure. As of September 30, 2007, we had entered into forward exchange contracts for the acquisition of NIS 8.9 million in consideration for $2.2 million.

Recent Accounting Pronouncements

IFRS

The following are IFRS and IFRIC interpretations that recently became effective or have been issued but are not yet in effect:

IFRS 7, “Financial Instruments: Disclosures and Amendment to IAS 1 – Presentation of Financial Statements.” Pursuant to this standard, comprehensive disclosures are required in respect of capital and the substance of financial instruments and their impact on the entity's financial position and results of operations as well as qualitative and quantitative disclosures of the nature and scope of risks. The standard was adopted for annual financial statements for periods beginning on or after January 1, 2007. The adoption of IFRS 7 did not have a material effect on our financial statements.

IFRS 8 “Operating Segments,” IFRS 8 discusses operating segments and replaces IAS 14. The Standard applies to companies whose securities are listed or undergoing listing for trade on any securities stock exchange. The IFRS 8 will be applicable to annual financial statements for periods commencing after January 1, 2009. The Standard can be applied early. The provisions of IFRS 8 will be applied retrospectively, by restatement, unless the disclosure required is unavailable or impractical to obtain. IFRS 8 determines that an entity will adopt a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Furthermore, disclosure is required regarding revenues deriving from the entity's products or services (or from a group of products and similar services), the countries in which these revenues are derived or the assets or principal customers are located, regardless of whether management uses this information for making operating decisions. We estimate that the adoption of IFRS 8 will not have an effect on our financial statements.

IFRIC8, “Share-based Payment,” discusses share-based payment transactions where part or all of the goods or services are not specifically identifiable. These goods or services are measured upon the date of grant as the difference between the fair value of the share-based payment and the fair value of the identifiable goods or services. The interpretation is applicable to annual periods beginning on or after May 1, 2006. The adoption of IFRIC 8 did not have an effect on our financial statements.

IFRIC 10 “Interim Financial Reporting and Impairment,” prohibits the reversal of an impairment loss recognized in the past in the interim financial statements with respect to goodwill, investment in an equity instrument or financial asset presented at cost. The interpretation will be applicable for annual periods beginning on or after November 1, 2006. The adoption of IFRIC 10 did not have an effect on our financial statements.

U.S. GAAP

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement 109, “Accounting for Income Taxes”.

FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. The provisions of FIN 48 are effective beginning January 1, 2007. We adopted this new interpretation effective January 1, 2007, which did not have a significant impact on our consolidated financial position, results of operations or liquidity.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have any impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact that SFAS 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. We are currently assessing the impact that SFAS 159 will have on our consolidated financial statements.

BUSINESS

Overview

We are a global provider of productivity improvement software solutions for the printed circuit board, or PCB, manufacturing supply chain. Our solutions target three key segments in the PCB manufacturing market: design of the physical layout of the PCB, fabrication of the bare PCB, and assembly of PCB components. We have leading product offerings in the design and fabrication market segments based on market share and a growing presence in the assembly market segment. PCBs are the principal electronic interconnect technology used in the vast majority of electronic products sold today. Our software solutions simulate, optimize, monitor and control the PCB production lifecycle, enabling our customers to manufacture PCBs for electronic products more efficiently, cost effectively and with better quality.

Our software solutions address each segment of the PCB manufacturing market. In the design segment, our Enterprise 3000 software enables our customers to simulate the entire PCB manufacturing process, from design to fabrication to assembly. In the fabrication segment, the Genesis 2000 software assists manufacturers in generating optimized tooling and instructions to produce PCBs with high quality and low cost. In the assembly segment, we offer our vPlan and vManage software. vPlan simulates the entire assembly process and creates optimized programs that allow the assembly process to be conducted more efficiently. Our vManage software enables our customers to oversee each step of the PCB assembly process in real time, to address manufacturing issues, such as bottlenecks, and to track each individual PCB component.

We market and sell our software solutions to the design and assembly segments of the PCB manufacturing market primarily through our global direct sales force. We also sell our software solutions through indirect channels, such as value-added resellers and agents. Frontline P.C.B. Solutions L.P., or Frontline, our 50% joint venture with Orbotech Ltd., an Israeli developer of inspection and imaging solutions for PCB production, markets the Genesis 2000 and InPlan software. Orbotech also acts as the distributor for the Genesis 2000 and InPlan software. As of September 30, 2007, we licensed our software solutions to over 800 customers in more than 30 countries. Our customers include leading original equipment manufacturers, or OEMs, such as Intel Corporation, Matsushita Corporation, Canon, Inc., Nokia Corporation, and Toshiba Corporation, original design manufacturers, or ODMs, such as Inventec Corporation, and contract equipment manufacturers, or CEMs, such as Flextronics International Ltd., Foxconn Electronics Inc. and Jabil Circuit, Inc. We have established sales and services operations throughout North and South America, Europe and Asia.

Our goal is to become the provider of choice for productivity improvement software across the PCB manufacturing supply chain. In order to achieve our goal, we intend to maintain and extend our leadership position in the design and fabrication market segments while growing our position in the assembly market segment. As such, we are investing significant resources in developing software solutions to address the assembly market segment, which we believe offers significant growth opportunities. We intend to continue to expand our presence in the assembly market segment both through internal product development and through selective acquisitions. Our vPlan software, which we developed internally for the assembly segment, was released in 2007. We have also focused on selective acquisitions within the assembly segment, such as our acquisition of Valor Denmark in May 2006. Valor Denmark was previously a jointly controlled operation that we formed with TraceXpert in 2004. Valor Denmark’s technology forms the basis of our recently introduced vManage software.

We generate revenues through sales of our software solutions and from services revenues. We derive product revenues primarily from software license agreements, as well as from related fees for training, implementation and consulting services. Services revenues consist of revenues from maintenance, support arrangements and technical support. In 2006, our revenues were $36.7 million and our net profit was $3.3 million. For the nine months ended September 30, 2007, our revenues were $31.4 million and our net profit was $2.2 million. We have achieved twenty-one consecutive profitable quarters since the third quarter of 2002.

Industry Background

The Electronics Manufacturing Value Chain — Design, Fabrication and Assembly of PCBs

The introduction of new consumer electronics, such as next generation cell phones, game consoles and flat panel LCD/plasma televisions, as well as high demand for notebook PCs by an increasingly mobile workforce, is driving worldwide demand for electronics. Almost every electronic unit contains PCBs, which are used to mechanically support and electrically connect electronic components using conductive pathways, or traces, etched from copper sheets laminated onto a non-conductive substrate. PCBs have become increasingly complex and most are composed of up to sixty-four conductive layers separated and supported by layers of insulating material laminated together. Different layers may be joined for electrical connectivity through small holes. A bare PCB can then be populated with thousands of densely mounted components creating what is referred to as a PCB assembly.

Typically, OEMs are responsible for designing the functionality and physical layout of the PCB. This process is referred to as the “design stage.” Once the design stage is complete, electronic files are sent to a fabricator that is responsible for producing the bare PCB based on the design specifications of the OEM in what is called the “fabrication” stage. In the final stage of the process, the “assembly stage,” the PCB together with the components to be mounted on it are given to a third entity, an in-house assembly facility or CEM that is responsible for mounting all of the components accurately on the board and then testing the PCB for proper functionality before final shipment.

Electronics Manufacturing Market Overview

As markets for consumer electronics continue to see sustained demand, we expect that the electronics design, fabrication and assembly segments of the PCB manufacturing market will also continue to see sustained demand. Based on data from Electronics Trend Publications, a provider of market research for the electronics industry, the worldwide market for electronics assembly is projected to grow from $922.9 billion in 2006 to $1.28 trillion in 2011, representing a compound annual growth rate of 6.8%. The software market for PCB assembly is a subset of the overall electronics assembly market. According to Frost & Sullivan, a global market research firm, the software market for surface mount technology, or PCB assembly, is projected to grow from $312.4 million in 2006 to $558.3 million in 2013, representing a compound annual growth rate of 8.6%.

Industry Challenges

PCB manufacturers face many challenges causing inefficiency in the PCB manufacturing process, including the following:

•	Inability to identify designs that are sub-optimal or not technically feasible before manufacturing. During the PCB manufacturing process, manufacturers must produce PCB assemblies according to the designer’s specifications. If the designer has provided sub-optimal specifications or specifications that are not technically feasible, there is a high potential for manufacturing runs to be halted and re-configured or scrapped altogether after a significant amount of time and resources have already been invested, substantially increasing costs and product time-to-market.
•	Low production yield due to undetected manufacturing errors. Several factors may cause errors at the fabrication stage of a PCB which, if not identified and fixed early in the process, may eventually lead to scrapping of the entire PCB. Some of these factors, such as temperature and humidity, which affect plating or etching of the PCB, are external and cannot easily be controlled. Other factors are specific to each manufacturing facility. Identification of specific areas at high risk of error can reduce manufacturing costs due to scrapping of PCBs, increase yields and improve time to market for both the PCB and the electronic product in which it is embedded.
•	Low utilization of production lines. Manufacturers may use machines from different vendors that each require individual set-up before a manufacturing run can begin. Each machine usually has its own local library of electronic component shapes, forcing manufacturers to search product sheets for each machine or even enter data manually by measuring each part by hand. For manufacturers with a high product mix, set-up times associated with a heterogeneous machine environment can negatively impact machine utilization rates, slowing time to market, increasing required capital expenditures and impairing competitive advantage. Additionally, in a multi-step machine process, the inability to analyze and determine machine congestion points can further decrease utilization rates as machines are left idle waiting for the previous or subsequent line machines to be prepared for the manufacturing run.
•	Manual or partially automated links between enterprise resource planning software and the production floor. In order to manage component supply and associated spending, manufacturers need a strong link between enterprise resource planning, or ERP software and PCB manufacturing operations. This link has historically been manual or only partially automated. As a result, ERP systems often are not synchronized with manufacturers’ actual production runs, causing component supply shortages and an inability to accurately forecast manufacturing costs related to specific products.
•	Insufficient traceability. When product failures occur in the end-user market, it is critical for manufacturers to understand the precise component make-up of the particular series or model in question. Manufacturers that are unable to track the components used within a device purchased by a consumer face increased difficulty when attempting to understand device failure, as well as increased potential for more costly product recalls.

Our Solutions

We provide software solutions for customers in the PCB design, fabrication and assembly segments. Our product offerings consist of software solutions that allow PCB manufacturers to function more efficiently at every stage of the manufacturing process.

Our software solutions offer the following benefits:

•	Early detection of manufacturability issues at the design stage. Our Enterprise 3000 software allows PCB manufacturers to simulate the entire production process, from design to fabrication to assembly at the design stage. This technique, referred to as design for manufacturability, or DFM, allows PCB designers to analyze and optimize manufacturability of their designs before committing expensive manufacturing resources and materials. Our Enterprise 3000’s DFM analysis reduces the cost and time associated with the PCB manufacturing process by enabling designers to create technically correct PCB specifications.
•	Improved production yield through early identification of potential manufacturing errors at the fabrication stage. The Genesis 2000 software provides a unique set of tools to analyze the PCB at the fabrication stage and identify areas at high risk of potential manufacturing errors that can result in low yield. Genesis 2000 suggests alternatives in real time to ensure that final results meet required specifications taking into account the unique manufacturing parameters of the particular shop floor. Throughout this process, Genesis 2000 uses historical data to ensure that minimal changes are performed in order to save time and resources and thereby accelerating PCB and end-product time to market.
•	Optimization of assembly floor machines. In a heterogeneous machine environment, our software solutions interface with machines from different vendors across the assembly floor and allow engineers to program assembly instructions simultaneously for all machines, instead of programming machines individually. Programming assembly instructions simultaneously, rather than on a machine by machine basis, reduces production set-up times, lessens risk of human error in programming and improves machine utilization rates. In addition, our software solutions analyze congestion within a multi-step assembly run and identify methods to streamline the manufacturing process improving machine utilization rates and shortening manufacturing response time.
•	Connecting the assembly floor to enterprise resource planning systems. Our software solutions provide real time insight and business intelligence for the manufacturing and assembly process. Connecting the assembly floor to ERP systems enables more efficient management of the supply chain systems that feed components to the assembly floor and enables better forecasting of the overall business from both a revenue, cost and resource requirement perspective.
•	Traceability of component parts. Our trace capabilities allow manufacturers to update and change component parts within a manufacturing run ensuring that specific components will be tracked for individual units. In the event of a product malfunction or product recall, our manufacturers are able to pinpoint specific component configurations likely to be the cause of the problem thereby reducing the risk of recalling an entire product line and, thereby enabling the recall of only those products that truly need to be removed from the market.

Competitive Strengths

We consider our key strengths to be the following:

•	Comprehensive solution suite for the PCB manufacturing supply chain. Our solutions address the needs of manufacturers across the PCB manufacturing supply chain, from OEM designers to contract fabrication facilities to assembly lines. Our comprehensive software solutions simulate, optimize, monitor, and control the PCB production lifecycle. In addition, our software enables exact traceability of component parts used in the assembly process through finished products. Using our solutions, our customers enjoy “right first-time” manufacturing and are able to deliver PCBs more efficiently, cost effectively and with higher quality.
•	Extensive electronics manufacturing industry expertise. Since our establishment in 1992, we have focused exclusively on developing proprietary software to meet the needs of the PCB manufacturing industry. As a result of our significant, dedicated and focused research and development investment, we have built an extensive set of capabilities that allow our customers to optimize the PCB manufacturing process. Our industry expertise has repeatedly been recognized, most recently by Frost & Sullivan which awarded us the 2007 SMT Software Vendor Market Leadership Award for technology leadership and vision.
•	Global capabilities. We have licensed our software solutions to over 800 customers in more than 30 countries and maintain a sales and support presence in all of these locations through direct sales offices, value-added resellers or agents. We use local representatives in our sales offices in order to foster cultural connections in the markets we service and to provide our customers timely and local support. We have sales and service locations throughout North and South America, Europe and Asia, and expect to establish additional locations as our business grows and we expand into new markets.
•	Blue-chip customer base. We work with the vast majority of major electronics manufacturers, including Nokia Corporation, Flextronics International Ltd., Solectron Corporation, Jabil Circuit, Inc., Matsushita Corporation, and have a presence in almost every global electronics manufacturing hub, including the United States, Europe, Japan, China, Mexico and Brazil. Although we have established relationships with the vast majority of major electronics manufacturers worldwide, our penetration within these customers has not been company wide to date. Due to a high number of repeat orders and service renewals, we believe our customers are highly satisfied with our solutions and that we have an opportunity to grow our revenues significantly within our existing blue-chip customer base.

Our Strategy

Our goal is to extend our global market position as a provider of productivity improvement solutions across the PCB manufacturing supply chain. Key components of our strategy include:

•	Extend our leadership in the design and fabrication segments. We intend to extend our leadership in the design and fabrication segments of the PCB manufacturing market, in which we believe our software solutions have a competitive advantage. We have been developing, refining and optimizing our software solutions for these segments since our establishment in 1992. As a result, we believe that the functionality of our software is difficult for our competitors to replicate. We believe that our leading position in these segments allows us to sell and support our software in a profitable manner.
•	Further expand into the PCB assembly segment. According to Frost & Sullivan, the software market for surface mount technology, or PCB manufacturing, is projected to grow from $312.4 million in 2006 to $558.3 million in 2013, representing a compound annual growth rate of 8.6%. We believe that the assembly market segment is the largest and fastest growing segment within the PCB manufacturing market. Moreover, we believe there is a specific opportunity for software solutions that provide real time visibility and business intelligence into the specific and detailed activities on the assembly floor. As a result, we intend to continue to focus our research and development efforts on further expanding and enhancing our software offerings in the assembly segment.
•	Expand indirect distribution channels. Our primary sales channel to date has been our direct sales force. We believe our recent software releases and continuing product development will enable us to develop additional third-party distribution and OEM relationships with entities such as PCB machine vendors and ERP software providers. We believe that establishing additional third-party distribution channels will provide a significant enhancement to our current distribution capabilities without the required time and cost of expanding our sales force.
•	Further penetrate select international markets. In recent years there has been a significant shift in manufacturing from established markets to emerging markets, primarily in Asian countries such as China, Korea and Taiwan. The growth in these emerging economies has resulted from local investment, as well as the shifting of the manufacturing operations of established companies. In 2006, our sales in the Far East, including Japan, accounted for 50% of our revenues while, according to Electronic Trend Publications’ recent “The World Electronics Manufacturing Service 2007 Survey,” the Far East, including Japan, accounted for 54% of global electronic production in 2006 and is expected to account for 67% by 2011. Accordingly, we believe there is a significant opportunity to expand sales of our software solution in such countries.
•	Selectively pursue strategic acquisitions. The fragmented nature of our market provides opportunities for selective acquisitions. We have acquired and integrated several private companies to date, and we intend to continue to identify and acquire companies which would either expand our solutions’ functionality, provide access to new customers or markets, or both.

Our Products

We supply productivity improvement software across the PCB manufacturing supply chain. Our software solutions target all three segments of the PCB manufacturing market from design to fabrication to assembly. In 2006, we derived 23.8% of our revenues from sales of design software, 36.0% from sales of fabrication software through Frontline and 40.4% from sales of our assembly software. In the nine months ended September 30, 2007, we derived 20.8% of our revenues from sales of design software, 30.6% from sales of fabrication software and 48.6% from sales of assembly software.

The following table summarizes our principal software solutions by market segment;

Design	Fabrication	Assembly
Enterprise 3000	Genesis 2000	vPlan
	InPlan	vManage (formerly TraceXpert)
Trilogy 5000

Enterprise 3000.  Enterprise 3000 allows PCB manufacturers to simulate the entire PCB production process, at the design stage. This allows companies to identify manufacturability issues early in the design process and lowers manufacturing costs by minimizing the wasted time and materials associated with physical test runs. The program also makes it easier to identify and address problems with the PCBs themselves allowing customers to accelerate product time to market. Enterprise 3000 uses the ODB++ format developed by us, which has become a widely used format for data exchange during the design, fabrication and assembly stages of the PCB production process.

Genesis 2000.  Genesis 2000 assists manufacturers in the fabrication segment for bare PCBs. Genesis 2000 is produced by Frontline and distributed by Orbotech. This product offers a common data format for all pre-production stages enabling seamless communication between the different fabrication equipment and machinery on the production floor. Improving the channels of communication saves our customers valuable resources spent on ensuring compatibility among the machines involved in the manufacturing process. Genesis 2000 also assists manufacturers in planning their production processes by providing a vertical link between the design process and the fabrication and assembly processes through the use of a graphic design editor to improve fabrication efficiency. This link allows manufacturers to take advantage of access to the planning stage, as well as control over the machines producing the PCBs.

InPlan.  In addition to Genesis 2000, Frontline produces InPlan for the fabrication segment. InPlan reduces planning and manufacturing cycle time, helps our customers lower material costs and standardizes the engineering process thereby assisting manufacturers to meet customer demands for speed and flexibility. InPlan takes the design of the PCB to be fabricated and creates an optimal plan for the PCB manufacturing process. By integrating seamlessly with a plant’s existing ERP/MRP (material requirements planning) infrastructure and enabling a two-way data exchange with no added implementation time, InPlan optimizes the use of the various machines in the factory as well as the amount of time required to produce each PCB.

vPlan.  vPlan’s primary function is to facilitate communication between the product design and supply chain operations and the assembly machines on the factory floor. This is similar to the functionality of Genesis 2000 in the fabrication segment. vPlan provides an enterprise-level process engineering platform for PCB assembly contractors that outputs all the instructions and programs necessary for the successful assembly of PCBs.

In addition to facilitating communication, vPlan allows PCB assemblers to streamline their production methods. vPlan prepares the user for the entire manufacturing process, from the bill of materials, or BOM, and electronic design blue print to the physical production by machines. vPlan increases PCB assembly efficiency through three steps. First, the user merges the electronic design blue print and BOM data to generate a verified model of the product to be assembled. Next, the user defines the resources — the production lines and individual assembly machines —  effectively producing a virtual assembly line, including machine-specific details which in turn generate machine-specific data. vPlan then simulates the production process and creates optimized programs and documents for machines matched precisely to the available resources and product model. The vPlan technology reduces wasted time and resources, and allows manufacturers to initiate the production process more efficiently.

vPlan’s “auto-generation” function draws on our Valor Parts Library, or VPL, to program the machines that assemble the PCBs. We have filed a patent application for this process. Normally, each machine has its own local library of electronic component shapes, forcing manufacturers to search for component data sheets or even enter data manually by measuring parts by hand. Using auto-generation, vPlan uploads the necessary information to all of the customers’ machines, reducing the time and risk of human error associated with programming each machine individually. Auto-generation is supported for machines from all leading vendors.

vManage.  Our vManage software is a complete shop floor control and material management solution tool, which allows PCB manufacturers in the assembly stage to manage machines, materials and personnel more efficiently. vManage is used by leading OEMs and ODMs in the assembly segment. From start to finish, vManage keeps managers updated in real time, allowing them to oversee each step of the PCB assembly process. By observing each step of the PCB assembly process, manufacturers can identify bottlenecks and address them in real time. Moreover, vManage communicates with the machines themselves and can stop production if an incorrect program is loaded, wrong materials are used, or if machines require maintenance. Efficient communication leads to fewer costly mistakes and a higher quality product.

vManage also makes it easier for manufacturers to track each component of the PCBs they create. vManage tracks surplus material, allowing for more accurate inventory count. The program enables traceability by identifying all materials used and created. As a result, in the event of a recall, each PCB produced by a manufacturer, and the materials used to create the PCB, are easy to identify. The adoption of vManage is extending into segments such as telecommunications equipment, IT networking equipment and high-end consumer products.

Trilogy 5000.   Our Trilogy 5000 software solution allows seamless communication among the machines involved in the PCB assembly process. We continue to support the Trilogy 5000 although we no longer sell it. Trilogy 5000 utilizes our ODB++ data exchange format and allows for data to be entered into a single, central database, saving manufacturers the time it takes to configure machines individually. After data is entered, Trilogy 5000 identifies defects early in the manufacturing process. Trilogy 5000 performs bare board analysis to ensure that the bare board created during the fabrication process can be used to manufacture the desired PCB. This analysis is completely automated, thereby saving time, reducing the risk of human error and eliminating the waste associated with bringing an improper PCB design to the shop floor.

Valor Parts Library (VPL).  VPL is an online database of 35 million commercial electronic components, that provides software models of the components for use in the DFM and PCB assembly process engineering workflow. Customers can subscribe to the VPL alone or in conjunction with our other products such as Enterprise 3000 in their design department and vPlan in their pre-production engineering procedures. We have a registered patent covering the assembly machine library generation process driven by VPL. VPL component models are maintained in the

ODB++ format we developed, allowing them to be used at all stages of the PCB manufacturing process. This allows VPL users to reduce the time and risk of human error involved in searching for existing component data or entering data manually.

Customers

We provide manufacturing solutions to over 800 customers in more than 30 countries. Our customers include the leading OEMs, ODMs and CEMs in the consumer electronics, automotive and telecommunications industries who utilize our software solutions across all three segments of the PCB manufacturing supply chain. The following table sets forth our top 10 customers in 2006 in alphabetical order:

Customer	Industry
Alcatel-Lucent (Worldwide)	Telecommunications, OEM
Celestica Inc. (Worldwide)	Contract Electronics Manufacturing
Continental-Temic Automotive Systems (Worldwide)	Automotive Electronics, OEM
LM Ericsson Telephone Company (Worldwide)	Telecommunications, OEM
JABIL Circuit Inc. (Worldwide)	Contract Electronics Manufacturing
Matsushita Corporation (Japan)	Consumer Electronics, OEM
Nokia Corporation (Worldwide)	Telecommunications, OEM
Plexus Corporation (Worldwide)	Contract Electronics Manufacturing
Solectron Corporation (Worldwide)	Contract Electronics Manufacturing
Toshiba Group (Japan)	Consumer Electronics, OEM

We believe that our software solutions also combine to create a network effect. Our suite of products is aimed at improving and accelerating the entire PCB manufacturing supply chain from design to fabrication to assembly. Our design software often gives a strong incentive to our customers also to adopt our fabrication and assembly software. As our suite of products is designed to provide synergies through the entire process, it is not aimed at the individual designer, fabricator or assembler, but targets improvement and acceleration of the entire design-to-assembly process.

We believe that our customers are highly satisfied with our solutions and, accordingly, have a strong degree of loyalty to our company. Many customers place repeat orders within 18 months of their previous purchase.

Sales and Marketing

As of September 30, 2007, our sales and marketing staff consisted of 73 employees, including 21 sales and support engineers that support customers in pre- and post-sales activities. We have a sales and marketing presence in more than 30 countries through a combination of direct sales offices, value-added resellers and agents. In addition, the Genesis 2000 and inPlan software solutions are marketed by Frontline and distributed by Orbotech.Frontline’s sales and marketing function is provided by Orbotech and its subsidiaries.

The primary method for marketing our software is direct sales using a dedicated sales force. We maximize the effectiveness of our sales force by using local representative due to the cultural connection they have with our customers. We have sales and service operations in Belgium, Brazil, China (Shanghai and Shenzhen), Denmark, Japan, Mexico, Taiwan and the United States (Boston, Massachusetts and Rancho Santa Margarita, California).

In markets in which we do not have a presence, we sell our software solutions through value-added resellers and agents. We work with value-added resellers in the Czech Republic, India, Italy, the Netherlands, Singapore, the Slovak Republic, South Korea and Sweden, who significantly enhance our global presence. In limited circumstances, we have also teamed up with machine producers to sell software as part of a bundle with hardware.

Professional Services

Our professional services operation consists of two discrete operations. The first is the customer support organization. Through our customer support activities, we seek to build long-term customer relationships and enhance customer satisfaction by providing regional support response centers, periodic software updates and localized field technical support. Software updates allow our customers to take advantage of technology advances as they occur, increasing productivity and maximizing return on their investment with us. We provide software support through our team of specialists located in our sales and service locations, value-added resellers and agents. Our international presence allows us to provide enterprise-level support with consistent service levels to our global customers. We also offer training programs in order to train our customers to use our software and help them maximize utilization and return on investment when using our software.

The second operation within professional services is solution delivery. Our solution delivery operations aim to increase operational efficiency and lower overall manufacturing costs for our customers. Solution delivery includes integration services and consulting services:

•	Integration services. Enterprise-wide PCB manufacturing solutions often require integration with various other client systems. These systems may include ERP, supply chain or other management systems that clients deploy in their manufacturing facilities. We provide integration services through our networking, IT and development experts who work with client IT and information systems departments to establish optimal integration channels between our solutions and our clients’ systems. Our integration services team works to enhance the communication capabilities between our solutions and our clients’ systems ensuring the compatibility needed to achieve the strategic goals of each project.
•	Consulting services. Our consultants, many of whom have over 20 years of experience and are experts in the electronics manufacturing industry, identify opportunities for technical and business improvements by reviewing engineering and manufacturing process flows. An important aspect of review is identification of client-specific technological, operational and business goals. Our consultants measure performance using key performance indicators and benchmark these results against industry ‘best practices’ while taking into account each customer’s specific manufacturing environment. Our consultants then recommend solution implementations and manufacturing methods to increase efficiency.

Research and Development

Our research and development activities take place primarily in Denmark, Finland and Israel. As of September 30, 2007, 117 employees were engaged primarily in research and development. In addition, Frontline employed 47 research and development employees as of September 30, 2007, all of whom were based in Israel. Our research and development team is comprised of 14 quality assurance specialists and 25 personnel supporting VPL. Our research and development expenditures were $9.7 million in 2004, $9.2 million in 2005, $11.8 million in 2006 and $10.0 million in the nine months ended September 30, 2007. Nearly all of our research and development is conducted in-house, and we do not rely on any government funding.

In 2006 and the first nine months of 2007, we directed most of our research and development funding towards the assembly segment. Much of our assembly segment research takes place in Finland, and our integrated assembly execution solutions are developed in Denmark. In China, we have partnered with TsingHua University to augment our research and development. Our research and development efforts in China are focused on updating the VPL.

Many members of our research and development team have worked on PCB manufacturing lines and bring this experience to bear when developing our software. Our customers have the opportunity to report errors and give suggestions to our research team, allowing our product development to correspond to market needs.

Technology

The following are the key technologies employed by our products:

ODB++ Data Exchange Format.  ODB++ has become a widely used format for high-level data exchange. ODB++ enhances communication efficiencies between the design, fabrication and assembly stages of PCB manufacturing. ODB++ is a CAD/CAM data exchange medium, which captures all CAD/EDA, assembly and PCB fabrication knowledge in one single, unified database, by reading all mainstream CAD formats and parts-lists, and integrating the component-model data of the VPL. The result is a single, verified, software model of the PCB to be manufactured, that provides a data-rich reference for all manufacturing-engineering operations. A 2001 NEMI (National Electronics Manufacturing Initiative) industry survey determined that the CAD/CAM data exchange formats that is most favored in the electronics industry was ODB++. ODB++ captured the majority of industry votes and was selected as the starting point to develop a single converged industry data exchange format.

Top down assembly machine library generation.  We have applied for a patent for the “auto-generation” technology used by our vPlan software to generate assembly machine-specific parts data. During this process, run-ready parts library files are automatically uploaded to the machines assembling the PCB’s eliminating the need for manual data entry on the assembly line which can lead to costly errors, and reduction in assembly line productivity. This process works by using VPL to automatically generate the machine-specific library data via a system of translation rules that match the needs of most major assembly machines used in today’s market.

DFM analysis algorithms.   We have developed extensive libraries of shape-based analysis functions as the basis for hundreds of dimensional analysis checks performed on the ODB++ product model, as a way of verifying that the PCB design can be manufactured within the known constraints of the manufacturing processes. Our analysis functions are noted for their accuracy and freedom from spurious results, and provide the benchmark for DFM technology in the electronics manufacturing industry.

Component modeling.   The VPL consists of more than 35 million purchasable part numbers that can be mapped into more than 50,000 CAD/CAM friendly package models that match supplier specifications and the accuracy needed for DFM and machine programming purposes. Our assembly customers can download the component models required for the PCBs that they manufacture, which can contain a few thousand parts or hundreds of thousands of parts.

Exact traceability.   Our traceability technology, which is employed in our vManage software, allows for exact traceability of assembled PCBs. This technology identifies faulty components on a PCB and allows customers to trace the problem down to the specific faulty batch that was used. Identifying the faulty PCB assemblies greatly reduces the number of boards that need to be recalled or reworked, saving our customers time, money and brand-image damage.

Assembly machine simulation.   We believe that we are unique in the breadth and depth of our software modeling capabilities related to assembly machines. Our kinematic modeling technology enables us to maintain accurate simulation models of most major assembly machines in use in the market resulting in programs for the assembly lines which we believe operate at a superior level of optimization as compared to our competitors.

Competition

In the design segment, we face competition from CAD vendors and independent software vendors. In particular, we compete with Mentor Graphics Corporation and Cadence Design Systems, Inc. These companies are significantly larger than we are, but focus primarily on semiconductors rather than PCBs.

We face limited competition in the fabrication segment. We believe that the costs of entry are high due to the complexity of our software and the fact that the market is relatively small. In the fabrication segment, we face competition primarily from companies that build PCB production systems, particularly Downstream Technologies and Barco N.V.

Our principal competition in the assembly segment is from assembly solutions developed in-house. In addition to in-house solutions, we experience competition from software solutions that are provided by PCB manufacturing and testing machine vendors, such as Siemens-UGS, Panasonic Corporation and Fuji, who offer software solutions at a low additional cost but whose programs are usually not compatible with machines sold by other vendors. We estimate that this software accounts for approximately half of the software assembly solutions market. We believe that our software solutions are differentiated due to their ability to work with a variety of different machines that our customer may use.

Intellectual Property

Our intellectual property rights are important to our business and our success depends in part on our ability to protect our proprietary products and services. We believe that the complexity of our software solutions and the intellectual knowledge incorporated in them makes it difficulty to copy or replicate their features without significant expertise, expense and time. We rely on a combination of confidentiality procedures and contractual provisions, copyrights, trade secrets, trademarks and patents to protect our proprietary technology, processes and intellectual property.

These confidentiality procedures and contractual provisions include non-disclosure and non-compete clauses with our employees. The enforceability of non-compete clauses in Israel and other jurisdictions is limited. We also have proprietary information agreements with our independent contractors, as well as non-disclosure agreements with our distributors and customers. We restrict access to our source code and limit access to and distribution of our software, documentation and other proprietary information. We also restrict access to our servers physically through closed networks since our product designs and software are highly portable.

As of September 30, 2007, we had two U.S. patents and one pending U.S. patent application relating to component identification and verification software. We also have one patent application filed pursuant to the Patent Cooperation Treaty, one pending counterpart application in the United States and three related pending U.S. patent applications for a system and methods for automatic generation of component data. We also claim common law copyrights on various versions of our software and associated documentation. We believe that our future growth depends to a large extent on our ability to be an innovator in the development and application of software technology to improve efficiency in PCB manufacturing. As we develop our products and their next generation, we intend to pursue patent protection in our largest markets and our competitors’ markets. As we move into markets such as Japan and China, we will evaluate how best to protect our technologies in those markets. We intend to vigorously prosecute and defend the rights of our intellectual property.

We have registered the name “VALOR” as a trademark in the European Community. We have pending applications in the United States for the following trademarks: GENESIS 2000 and Valor Parts Library.

Despite our efforts to protect our intellectual property and proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property or technology, or they may develop a product or service with the same functionality as our software. Policing unauthorized use of our software and intellectual property rights is difficult, especially on a worldwide basis, as the laws of some foreign countries, such as China, do not protect proprietary rights to the same extent as the laws of the United States. Therefore, we cannot be certain that the steps we have taken or will take in the future to protect our intellectual property rights will prevent misappropriation of our technology or intellectual property. It is also possible that others will develop and market similar or better technologies to compete with us. See “Risk Factors – If we fail to protect our proprietary rights and intellectual property adequately, our business and prospects may be harmed.” While patents and other protections for our intellectual property are important, we believe that our success and growth will depend principally on such factors as the knowledge, ability and creativity of our personnel and new products, as well as our frequent product enhancements and name recognition.

Corporate Organization

We conduct our global operations through the following wholly-owned subsidiaries and through Frontline, our joint venture with Orbotech Ltd.:

Subsidiary	Jurisdiction of Incorporation	Ownership and Control (%)
Valor Computerized Systems, Inc.	Delaware, United States	100
Valor Computerized Systems Far East Limited	People’s Republic of China, Hong Kong	100
Valor Computerized Systems GmbH	Federal Republic of Germany	100
Valor Computerized Systems (UK) Limited	United Kingdom	100
Valor Computerized Systems Japan KK	Japan	100
Valor Computerized Systems N.V.	Kingdom of Belgium	100
Valor Computerized Systems Oy (Harelda)	Republic of Finland	100
Valor Computerized Systems Singapore	Republic of Singapore	100
T-V Holding A/S	Kingdom of Denmark	100
Valor Denmark	Kingdom of Denmark	100
Frontline P.C.B. Solutions Ltd.	State of Israel	50

Employees

As of September 30, 2007, we had 228 employees of whom 76 were located in Israel, 64 in Europe, 48 in Asia (excluding Japan), 25 in the United States and 15 in Japan. The breakdown of our employees by department is as follows:

	As of December 31,			As of September 30, 2007
	2004	2005	2006
Sales and marketing	63	55	62	73
Customer support	18	20	18	22
Research and development	105	103	123	117
General and administration	11	11	14	16
Total	197	189	217	228

In addition, as of September 30, 2007, Frontline had 64 employees.

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Industry, Trade and Labor may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses and pension rights. Our employees are not represented by a labor union.

We have entered into written agreements with most of our Israeli employees that provide them with benefits and conditions that generally exceed the minimum requirements of Israeli labor laws, regulations, and extension orders. We have never experienced labor-related work stoppages and believe that our relations with our employees are good. These agreements also forbid disclosure of our proprietary information and contain customary provisions restricting employment with our competitors for a certain period after they stop working for us.

Employees that work for our international subsidiaries are subject to local law and in most cases have entered into personal employment agreements with the particular subsidiary they work for. These agreements also include non-competition and nondisclosure provisions.

Facilities

Our corporate headquarters is located in a 17,222 square foot facility in Yavne, Israel. The lease for this facility expires in 2009. Frontline leases a 15,178 square foot facility adjacent to our Israeli offices. The lease for this facility expires in 2010. We and our subsidiaries also lease premises in Belgium, China (Shanghai and Shenzen), Denmark, Finland, Japan, Taiwan and the United States (Newton, Massachusetts and Rancho Santa Margarita, California).

We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are not a party to any material litigation or proceeding and are not aware of any material litigation or proceeding, pending or threatened, to which we may become a party.

MANAGEMENT

Our executive officers and directors, their ages and positions as of the date of this prospectus are expected to be as follows:

Name	Age	Position
Ofer Shofman	44	President and Chief Executive Officer
Dan Hoz	37	Chief Financial Officer
Dr. Amit Geva	38	Vice President of Human Resources
David Bengal	37	Vice President of Marketing and Business Development
Jay Gorajia	39	Vice President of Professional Services
Patrick McGoff	48	Vice President of Design Market
Julian Coates	49	Vice President of Process Engineering Market, Director of Product Management
Meir Zelzer	53	Vice President of Research and Development
Dan Weitzman	36	President of Valor Computerized Systems, Inc. — America
Stephan Häfele	39	President of Valor Computerized Systems NV
Kay Huat Ong	41	President of Valor Far East
Masahiro Yoshida	48	President of Valor Japan
Kobi Rozengarten(1)	51	Chairman of the Board
Dr. Michael Brunstein(2)	64	Director
Charles Feingold	53	Director
Dr. Shlomo Kalish	55	Director
Amit Mantzur(1)(2)(3)	37	Director
Ayelet Tal(2)(3)	39	Director
Raviv Zoller(1)	43	Director

(1)	Member of our compensation, nominating and governance committee.
(2)	Member of our audit committee.
(3)	Outside director under the Israeli Companies Law.

Executive Officers

Ofer Shofman has served as our President and Chief Executive Officer since July 2002. From 1997 to 2002, Mr. Shofman served as President of Valor Far East. From 1994 to 1996, Mr. Shofman managed various software research and development projects at our company. In 1992, Mr. Shofman co-founded Valor. Mr. Shofman holds a B.Sc. in Computer Engineering from the Technion — The Israel Institute of Technology in Haifa.

Dan Hoz has served as our Chief Financial Officer since November 2002. Since 2003, Mr. Hoz has also served on the board of directors of Frontline. From 1998 to 2002, Mr. Hoz served as the Vice President of Finance and Operations at Frontline. Mr. Hoz holds an M.B.A. and a B.A. in Accounting and Economics from Ben Gurion University, and is a licensed CPA and a member of the Institute of Certified Public Accountants in Israel.

Dr. Amit Geva has served as our Vice President of Human Resources since April 2007. From 2004 to 2007, Dr. Geva worked in the Human Resources Department of Netafim Ltd., an Israeli irrigation technology company. Dr. Geva served as an organizational consultant in TACK from 2002 to 2004. From 1998 to 2002, Dr. Geva worked for Amdocs Ltd., a company that provides software products and services to the communications industry. Dr. Geva holds a B.A. in Psychology and Business from San Diego State University and an M.A. and a Ph.D. in Industrial/Organizational Psychology from the University of Missouri in St. Louis.

David Bengal has served as our Vice President of Marketing and Business Development since January 2007. From November 2004 to 2006, Mr. Bengal served as President of Valor Computerized Systems NV, our subsidiary in Europe. From 1997 to 2004, Mr. Bengal held several senior business development positions with Amdocs Ltd., a communications and media company. From 1994 to 1997, Mr. Bengal served as a management associate at Fishman Holdings, an Israeli private investment group. Mr. Bengal holds a B.A. in Finance from the College of Management in Tel Aviv and a joint M.B.A. from the Kellogg School of Management at Northwestern University and the Recanati Graduate School of Business Administration at Tel Aviv University and an M.A. in Communications from New York University.

Jay Gorajia has served as our Vice President of Professional Services since 2005. As our Vice President of Professional Services, Mr. Gorajia is responsible for the customer support and consultancy services operations. Mr. Gorajia has also served as our Vice President of Customer Support and Engineering in Japan and the Asia Pacific Regions since 1997. Mr. Gorajia holds a B.Sc. in Electronic Engineering from California State University at Fullerton and an M.B.A. in Technology Management from the University of Phoenix.

Patrick McGoff has served as Vice President of Design Market since January 2007. Since 1996, Mr. McGoff held various positions with our company, including Vice President of Sales for North America, Vice President of Sales for China, and Director of Sales Strategic Accounts. In 2000, Mr. McGoff managed North American Sales for Frontline. From 1987 to 1996, Mr. McGoff was the Eastern Regional Sales Manager for Gerber Scientific Instruments, a company in the electronics imaging industry. Mr. McGoff holds a B.A. in Marketing from Georgia State University.

Julian Coates has served as the Vice President of Process Engineering Market since January 2007. From 1998 to 2007, Mr. Coates held the position of Vice President of Marketing. From 1994 to 1998, Mr. Coates was the Managing Director of Valor Computerized Systems NV, our subsidiary in Europe. From 1986 to 1994, Mr. Coates was the Northern European Sales Manager and later the Vice President of Sales in Europe for Optrotech S.A. and later Orbotech S.A., Belgium, both of which are companies that create tools for inspecting electronic chips. From 1979 to 1986, Mr. Coates worked at British Aerospace as a mechanical design engineer, PCB production engineer and production manager. Mr. Coates holds a B.Sc. in Engineering Science from Exeter University.

Meir Zelzer has served as the Vice President of Research and Development since June 2007. From 2001 to 2007, Mr. Zelzer was the Senior Vice President of Development at SAP AG, managing the SAP Netweaver User Interaction Group. From 1997 to 2001, Mr. Zelzer served as the Vice President of Research and Development at Toptier Software Inc., a developer of enterprise information portal software that was acquired by SAP in 2001. From 1995 to 1997, Mr. Zelzer was Director of Information Technology at Tescom, Ltd., a company specializing in software quality assurance. Mr. Zelzer holds a B.A. in Mathematics and Computer Science from Tel Aviv University.

Dan Weitzman has served as President of Valor Computerized Systems, Inc., our U.S. subsidiary, since January 2007. From 2006 to 2007, Mr. Weitzman served as our Vice President of Sales. From 1999 to 2006, Mr. Weitzman held several positions at our company. Mr. Weitzman held various sales and marketing positions at VeriBest, Inc. from 1998 to 1999 and at Viewlogic Systems, Inc. from 1996 to 1998, both of which are companies in electronic design automation. Mr. Weitzman holds a B.Sc. in Environmental Geology from the University of Massachusetts at Amherst.

Stephan Häfele has served as President of Valor Computerized Systems NV, our subsidiary in Europe, since January 2007. From 2003 to 2006, Mr. Häfele was the European Sales Manager and Global Accounts manager for strategic accounts at Sigma-C Software AG, a company that provides electronic design automation software and services and which was later acquired by Synopsys, Inc. Mr. Häfele served in various European sales management and key account management positions at GSI Lumonics Inc., a company that creates lasers for manufacturing, from 2001 to 2003, and at Orbotech S.A., from 1998 to 2001. From 1995 to 1997, Mr. Häfele served as an independent sales representative for us, EIE Systems S.A. and ETEC Systems, Inc. in Central Europe.

Kay Huat Ong has served as President of Valor Far East since February 2006. From 2000 to 2006, Mr. Ong served in various senior positions at Universal Instruments Corporation, a company in the electronics manufacturing industry, including Vice President of Asia Sales and Support. From 1990 to 1999, Mr. Ong worked for Singatronics Electronics Ltd, Siemens Components Pte Ltd. and Panasonic Industry of Asia (Matsushita). Mr. Ong holds an M.B.A. from Macquarie Graduate School of Management, and an M.A. in International Marketing Management from Macquarie University of Australia.

Masahiro Yoshida has served as President of Valor Japan since July 2003. From 2001 to 2002, Mr. Yoshida was the General Manager of Valor Japan. From 1998 to 2001, Mr. Yoshida joined our company and co-established Valor Computerized Systems Japan. Mr. Yoshida holds a B.Sc. in Science of Information Management from Otaru University of Commerce.

Directors

Kobi Rozengarten was elected Chairman of our board of directors in July 2007. Mr. Rozengarten has served as a director of Saifun Semiconductors, Ltd. since 2006. From 2004 to 2007, Mr. Rozengarten served as the President of Saifun Semiconductors, Ltd. and from 1997 to 2004, Mr. Rozengarten was Executive Vice President — Business and Chief Executive Officer of Saifun Semiconductors, Ltd. From 1994 to 1997, he served as Managing Director of Micro-Swiss Ltd., a subsidiary of Kulicke and Soffa Industries, Inc., a leading supplier of equipment for the semiconductor industry. From 1987 to 1994, Mr. Rozengarten held several senior management positions at Kulicke and Soffa Industries, including Director of Operations and Vice President of Business Development. From 1983 to 1987, Mr. Rozengarten worked at Elbit Computer Ltd., an Israeli defense electronics supplier, as Manager of Finance Planning and Control. Mr. Rozengarten holds an M.Sc. in Industrial Management and a B.Sc. in Industrial Engineering from the Technion — The Israel Institute of Technology.

Dr. Michael Brunstein has served as a director since May 2006. Dr. Brunstein has served as Chairman of the board of directors of Nova Measuring Instruments Ltd. since 2006 and has been Chairman of the board of directors of Giant Steps Ltd. since 2003. From 1998 to 2006, Dr. Brunstein was employed at Ital Strategic Ltd., a company which he founded. From 1990 to 1998, Dr. Brunstein founded and was the Managing Director of Applied Materials Israel, a subsidiary of the leading provider of capital equipment for the semiconductor industry. From 1986 to 1989, Dr. Brunstein founded and was the Chief Executive Officer of Opal Inc. From 1983 to 1986, Dr. Brunstein was Director of New Business Development of Optrotech Ltd., a company involved in PCB computer assisted manufacturing. Dr. Brunstein has also served on the board of directors of Ham-Let Advanced Control Technology since 1997. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and an M.Sc. and a Ph.D. in Physics from Tel Aviv University.

Charles Feingold has served as a director since April 2006. Mr. Feingold co-founded our company and, from 1992 to 2006, held the position of President of Valor Computerized Systems, Inc., our U.S. subsidiary. From 1985 to 1992, Mr. Feingold worked at Optrotech Ltd., a company involved in PCB computer assisted manufacturing, and ultimately became the business unit manager for North America. Mr. Feingold has been a guest lecturer at the University of California Irvine’s Merage School of Business, Executive Program since 2004, and a guest lecturer at Long Beach State University of California’s Executive M.B.A. program since 2006. Mr. Feingold studied Industrial Engineering at Beer Sheva University and Tel Aviv University, and is a graduate of the Executive Program from the Stanford Graduate School of Business.

Dr. Shlomo Kalish has served as a director since 1999. Dr. Kalish serves as the Chairman and Chief Executive Officer of Jerusalem Global Ventures Ltd., an Israeli venture capital fund, which he founded in 1999. From 1997 to 1999, Dr. Kalish also served as a general partner of Concord (K.T.) Ventures. From 1994 to 1997, he served as the Chairman of Jerusalem Global Group which he founded in 1994. From 1985 to 1994, Dr. Kalish was a member of the faculty at Tel Aviv University School of Management. Dr. Kalish is a member of the boards of several non-profit organizations and academic institutions, including the Board of Trustees of Bar Ilan University; the Board of Governors of the Technion — Israel Institute of Technology; the Jerusalem College of Technology; and High-Tech Management School, a joint venture between Northwestern University and Tel Aviv University. In addition, Dr. Kalish also serves as a director on the boards of several other public and private technology companies. Dr. Kalish holds a Ph.D. in Operations Research from the Massachusetts Institute of Technology (MIT), an M.Sc. in Management from Sloan School of Management at MIT and a B.Sc. in Mathematics from Tel Aviv University.

Amit Mantzur has served as a director since August 2006. Since 2002, Mr. Mantzur has served as the Vice President of Investments at Ampal-American Israel Corporation, an Israeli investment company. From September 2000 through December 2002, Mr. Mantzur was in charge of Strategy and Business Development at Alrov Group, an Israeli real estate company. Prior to 2000 Mr. Mantzur was a projects manager at KPMG Somekh Chaikin, the Israeli member firm affiliated with KPMG International., a tax and accounting firm, in its Financial Advisory Services Division in Israel. Mr. Mantzur holds an M.B.A. and a B.A. in Accounting and Economics from Ben Gurion University, and is a licensed CPA and a member of the Institute of Certified Public Accountants in Israel.

Ayelet Tal has served as a director since August 2006. Since March 2005, Ms. Tal has also served as an IL Executive Director and Chief Financial Officer of the Israel Venture Network, a venture philanthropy network of high-tech entrepreneurs and business executives from Israel and the United States. From 2004 to April 2005, Ms. Tal served as the Chief Financial Officer of dbMotion Ltd., an innovative provider of medical informatics. In 2003, Ms. Tal served as a financial consultant to companies in the high-tech industry. From 1996 to 2002, Ms. Tal served as Vice President of Finance and Corporate Controller at Check Point Software Technologies Ltd., an internet security company. From 1991 to 1996, Ms. Tal served as an audit manager at Deloitte & Touche Israel, a tax and audit firm. Ms. Tal holds an M.A. in Accounting and Economics from Bar-Ilan University and is an Israeli Certified Public Accountant.

Raviv Zoller has served as a director since July 2007. From June 2001 to March 2007, Mr. Zoller served as President and Chief Executive Officer of Ness Technologies, Inc., a global provider of end-to-end IT services that is listed on the Nasdaq Global Market. From October 1999 to May 2001, Mr. Zoller served as Chief Financial Officer of Ness Technologies. From 1994 to 1998, Mr. Zoller founded and was a partner in Apex-Mutavim, an Israeli investment banking firm. From 1991 to 1999, Mr. Zoller was a partner in Zoller, Radiano and Co., an Israeli CPA firm. Mr. Zoller holds dual B.A.’s in economics and accounting from Tel Aviv University. Mr. Zoller is a certified public accountant in Israel.

Corporate Governance Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of the Nasdaq Global Market listing requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We do not intend to rely on this “foreign private issuer exemption” and intend to comply with the rules of the Securities and Exchange Commission and the Nasdaq Global Market requiring that listed companies maintain an audit committee comprised of three independent directors, and with the Nasdaq Global Market rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. Following the closing of this offering, we will continue to comply with Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel.

Following the completion of this offering we intend to delist our ordinary shares from the Frankfurt Stock Exchange. We expect that this process will not occur simultaneously with our listing on the Nasdaq Global Market and there will be a period during which our shares will be traded on both the Frankfurt Stock Exchange and the Nasdaq Global Market.

Board of Directors and Officers

Our current board of directors consists of seven directors, including two outside directors whose appointment is required under the Israeli Companies Law (see “ — Outside Directors”). Our articles of association provide that we may have between seven and fifteen directors. The directors are elected, and may be removed, by a vote of the holders of a majority of the voting power present and voting (excluding abstentions) at an annual general meeting of our shareholders. Each director will hold office until the next annual general meeting of our shareholders, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Vacancies on our board of directors, other than vacancies created by an outside director, may be filled by a vote of a simple majority of the directors then in office. A director so chosen or appointed will hold office until the next annual general meeting of our shareholders or until a special general meeting is convened in order to fill such vacancy. See “Management — Outside Directors” for a description of the procedure for election of outside directors.

In addition, under the Israeli Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise that our board of directors should include. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Amit Mantzur and Ayelet Tal have such expertise.

Each of our executive officers serves at the discretion of the board of directors and holds office until his or her resignation or removal. There are no family relationships among any of our directors or executive officers.

Outside Directors

Qualifications of Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” which also includes companies with shares listed on the Nasdaq Global Market or the Frankfurt Stock Exchange, are required to appoint at least two outside directors. Our outside directors are Amit Mantzur and Ayelet Tal. The terms of their directorships expire in August 2009.

A person may not serve as an outside director if, at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, or the person’s partner or employer, have or had any affiliation with us or any entity controlled by us or under common control with us during the prior two years, or which controls us at the time of such person’s appointment.

The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an outside director following the initial public offering.

The term relative is defined as spouses, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of each of these persons.

The term office holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

No person can serve as an outside director if the person’s position or other business create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time an outside director is appointed all current members of the board of directors are of the same gender, then that outside director must be of the other gender.

The Companies Law provides that an outside director must meet certain professional qualifications or have financial and accounting expertise, and that at least one outside director must have financial and accounting expertise. However, if at least one of our directors meets the independence requirements of the Securities Exchange Act of 1934, as amended, and the standards of the Nasdaq Global Market rules for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law and applicable regulations, then our outside directors are required to meet the professional qualifications only. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an outside director, or (3) the director has at least five years of cumulative experience serving in one or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. In addition, a director of a company may not be elected as an outside director of another company if, at that time, a director of the other company is acting as an outside director of the first company.

Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive professional services for payment from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of Outside Directors

Under Israeli law outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, excluding abstentions, vote in favor of the election of the outside director; or
•	the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

Under Israeli law the initial term of an outside director is three years and he or she may be reelected to one additional term of three years by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Reelection to each additional term beyond the first extension must comply with the following conditions: (1) the audit committee and, subsequently, the board of directors confirmed that the reelection for an additional term is for the benefit of the company, taking into account the outside director's expertise and special contribution to the function of the board of directors and its committees, and (2) the general meeting of the company's shareholders, prior to its approval of the reelection of the outside director, was informed of the term previously served by him or her and of the reasons of the board of directors and audit committee for the extension of the outside director's term. Outside directors may only be removed by the same majority of shareholders as is required for their election, or by a court, as follows: (1) if the board of directors is made aware of a concern that an outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, then the board of directors is required to discuss the concern and determine whether it is justified, and if the board of directors determines that the concern is justified, to call a special general meeting of the company’s shareholders, the agenda of which includes the dismissal of the outside director; (2) at the request of a director or a shareholder of the company, a court may remove an outside director from office if it determines that the outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, or (3) at the request of the company, a director, a shareholder or a creditor of the company, a court may remove an outside director from office if it determines that the outside director is unable to perform his or her duties on a regular basis, or is convicted of certain offenses set forth in the Companies Law. If the vacancy of an outside directorship causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director.

Each committee to which the company’s board delegates power is required to include at least one outside director and our audit committee is required to include all of the outside directors.

An outside director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director.

Nasdaq Requirements

Under the rules of the Nasdaq Global Market, a majority of directors must meet the definition of independence contained in those rules. Our board of directors has determined that all of our directors are independent under the standards contained in the rules of the Nasdaq Global Market. We do not believe that any of these directors has a relationship that would preclude a finding of independence under these rules and, in reaching its determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the:

•	chairman of the board of directors;
•	controlling shareholder or a relative of a controlling shareholder; and
•	any director employed by the company or who provides services to the company on a regular basis.

Nasdaq Requirements

Under the Nasdaq Global Market rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. We have constituted an audit committee. Our audit committee members are required to meet additional independence standards, including minimum standards set forth in rules of the Securities and Exchange Commission and adopted by the Nasdaq Global Market.

Approval of Transactions with Office Holders and Controlling Shareholders

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders. See “ — Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law.” The term controlling shareholder means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50.0% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25.0% or more of the voting rights of the company if the company has no shareholder that owns more than 50.0% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval two outside directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and the Nasdaq Global Market rules which include:

•	retaining and terminating our independent auditors, subject to shareholder ratification;
•	pre-approval of audit and non-audit services provided by the independent auditors;
•	examining our quarterly and annual financial reports prior to their submission to the board of directors; and
•	approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the role of the audit committee is to identify irregularities in our business management in consultation with the internal auditor or our independent auditors and suggest an appropriate course of action to the board of directors and to approve the yearly or periodic work plan proposed by the internal auditor to the extent required. The audit committee charter states that in fulfilling this role the committee is entitled to demand from us any document, file, report or any other information that is required for the fulfillment of its roles and duties and to invite any of our employees or any employees of our subsidiaries in order to receive more details about his or her line of work or other issues that are connected to the roles and duties of the audit committee.

Our audit committee consists of our directors, Amit Mantzur, Ayelet Tal and Dr. Michael Brunstein. The financial expert on the audit committee pursuant to the definition of the Securities and Exchange Commission is Ayelet Tal.

Compensation, Nominating and Governance Committee

We have established a compensation, nominating and governance committee consisting of our directors Kobi Rozengarten, Raviv Zoller and Amit Mantzur. Our board of directors has adopted a compensation, nominating and governance committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Global Market rules which include:

•	formulating and designing our compensation and benefit strategy for our employees and directors;
•	reviewing and approving the granting of options and other incentive awards;

•	reviewing and recommending nominees for election as directors;
•	developing and recommending to our board corporate governance guidelines and a code of conduct and ethics for our directors, officers and employees in compliance with applicable law;
•	reviewing developments relating to corporate governance issues;
•	reviewing and making recommendations regarding board member skills and qualifications, the nature of duties of board committees and other corporate governance matters; and
•	establishing procedures for and administering annual performance evaluations of our board.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same. An interested party is defined in the Companies Law as a holder of 5.0% or more of the issued share capital or voting power in a company, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. Our internal auditor is Fahn Kane & Co., an Israeli accounting firm affiliated with Grant Thornton International.

Fiduciary Duties and Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the degree of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;
•	refrain from any activity that is competitive with the company;
•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and
•	disclose to the company any information or documents relating to a company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents in his or her possession relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely of the personal interest of his or her relative in a transaction that is not extraordinary.

“Personal interest” is defined under the Companies Law to include a personal interest of a person in an action or in the business of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person is an interested party.

Under the Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;
•	that is not on market terms; or
•	that may have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under certain circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may generally not be present at the meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, it also requires approval of the shareholders of the company.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder, or a transaction with a third party in which the office holder has a personal interest, requires approval by the board of directors. Our articles of association do not provide otherwise. If it is an extraordinary transaction or an undertaking to indemnify or insure an office holder who is not a director, audit committee approval is also required. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•	at least one-third of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or
•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 1.0% of the voting rights in the company.

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;
•	an increase in the company’s authorized share capital;
•	a merger; and
•	approval of related party transactions that require shareholder approval.

A shareholder also has a general duty to refrain from acting to the detriment of other shareholders.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under the company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria. In addition, a company may undertake in advance to indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and
•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect to our directors, by our shareholders.

Our articles of association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this offering, no claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. Effective as of the date of this offering, the maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, an amount equal to 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made. In the opinion of the U.S. Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Compensation of Office Holders

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock based compensation, for the year ended December 31, 2006, was approximately $1.8 million. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

We currently pay, and intend to continue to pay after the closing of this offering, an annual cash retainer of $8,400 and per meeting fee of $450 to each of our directors. We also reimburse them for expenses arising from their board membership.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. See “Certain Relationships and Related Party Transactions — Agreements with Directors and Officers” for additional information.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Stock Option and Stock Incentive Plans

2008 Incentive Compensation Plan

We adopted the 2008 Incentive Compensation Plan to become effective upon the closing of this offering. Following the approval of the 2008 plan by the Israeli tax authorities, which we expect will be within three months of the date of this prospectus, we will only grant options or other equity incentive awards under the 2008 plan, although previously-granted options will continue to be governed by our other plans. The 2008 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

We may issue up            to ordinary shares remaining available for issuance and not subject to outstanding awards under our existing plans as of           , 2008, upon the exercise or settlement of share options or other equity incentive awards granted under the 2008 plan. The number of ordinary shares that we may issue under the 2008 plan will increase on the first day of each fiscal year during the term of the 2008 plan, in each case in an amount equal to the lesser of (i) 2,500,000 shares, (ii) 3.0% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2008 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under our existing plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2008 plan. As of the closing of this offering, no options or other awards will have been granted under the 2008 plan.

A share option is the right to purchase a specified number of ordinary shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option agreement and the 2008 plan. The exercise price of each option granted under the 2008 plan will be determined by our compensation, nominating and governance committee and for “incentive stock options” shall be equal to or greater than the fair market value of our ordinary shares at the time of grant (except for any options granted under the 2008 plan in substitution or exchange for options or awards of another company involved in a corporate transaction with us or a subsidiary, which will have an exercise price that is intended to preserve the economic value of the award that is replaced). The exercise price of any share options granted under the 2008 plan may be paid in cash, ordinary shares already owned by the option holder or any other method that may be approved by our compensation, nominating and governance committee, such as a cashless broker-assisted exercise that complies with law.

Our compensation, nominating and governance committee may also grant, or recommend that our board of directors to grant, other forms of equity incentive awards under the 2008 plan, such as restricted share awards, share appreciation rights, restricted share units and other forms of equity-based compensation.

Israeli participants in the 2008 plan may be granted options subject to Section 102 of the Israeli Income Tax Ordinance. Section 102 of the Israeli Income Tax Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. We have elected to issue our options and shares under Section 102(b)(2) of the ordinance, the capital gains track. To comply with the capital gains track, all options and shares issued under the plan, as well as any shares received subsequently following any realization of rights with respect to such options and shares, are granted to a trustee and should be held by the trustee for a period of two years from the date of grant. Under the capital gains track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Under certain conditions we will be able to change our election with respect to future grants under the plan. In addition, we will be able to make a different election under a new plan. Any stock options granted under the 2008 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation, nominating and governance committee and stated in the option agreement.

Our compensation, nominating and governance committee will administer the 2008 plan. Our board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation, nominating and governance committee concerning the 2008 plan. The compensation, nominating and governance committee will select which of our and our subsidiaries’ and affiliates’ eligible employees, directors and/or consultants shall receive options or other awards under the 2008 plan and will determine, or recommend to our board of directors, the number of ordinary shares covered by those options or other awards, the terms under which such options or other awards may be exercised (however, options generally may not be exercised later than 10 years from the grant date of an option) or may be settled or paid, and the other terms and conditions of such options and other awards under the 2008 plan in accordance with the provisions of the 2008 plan. Holders of options and other equity incentive awards may not transfer those awards, unless they die or, except in the case of incentive stock options, the compensation, nominating and governance committee determines otherwise.

If we undergo a change of control, as defined in the 2008 plan, subject to any contrary law or rule, or the terms of any award agreement in effect before the change of control, (a) the compensation, nominating and governance committee may, in its discretion, accelerate the vesting, exercisability and payment, as applicable, of outstanding options and other awards; and (b) the compensation, nominating and governance committee, in its discretion, may adjust outstanding awards by substituting ordinary shares or other securities of any successor or another party to the change of control transaction, or cash out outstanding options and other awards, in any such case, generally based on the consideration received by our shareholders in the transaction.

Subject to particular limitations specified in the 2008 plan and under applicable law, our board of directors may amend or terminate the 2008 plan, and the compensation, nominating and governance committee may amend awards outstanding under the 2008 plan. The 2008 plan will continue in effect until all ordinary shares available under the 2008 plan are delivered and all restrictions on those shares have lapsed, unless the 2008 plan is terminated earlier by our board of directors. No awards may be granted under the 2008 plan on or after the tenth anniversary of the date of adoption of the plan.

Existing Stock Option Plans

We currently have outstanding options to purchase our ordinary shares that were granted under stock option plans that we adopted annually from 1999 through 2007. As of September 30, 2007, there were options and warrants to purchase 4,477,906 ordinary shares outstanding under these plans, at a weighted average exercise price of $3.34. Of these outstanding options, as of September 30, 2007, options and warrants to purchase 3,887,063 ordinary shares were vested and exercisable. Through September 30, 2007, 2,365,629 of ordinary shares have been issued upon exercise of options granted under these plans. We will not grant any additional options under these plans after consummation of this offering. The following is a summary of the material terms of these plans.

These option plans allow us to grant options to purchase ordinary shares to employees, directors and consultants of us or our subsidiaries. These plans generally are intended to further our success by increasing these individuals’ ownership interests in us and to enhance our and our subsidiaries’ ability to attract these individuals.

We have obtained all necessary approvals under Israeli law for the issuance and exercise of options. The Israeli Securities Authority notified us that, by virtue of its authority under Section 15d of the Israeli Securities Law, or Securities Law, we are exempt from the provisions of the Israeli Securities Law in connection with the granting and the exercise of options to employees, directors and consultants in Israel under these plans. This exemption is contingent upon the satisfaction of certain conditions, which have been satisfied.

The normal vesting schedule for options granted under these plans provides that 50% of the option will vest two years after the date of grant; 25% of the option will vest three years after the date of grant, and the final 25% of the option will vest four years after the date of grant. Options expire ten years after the date of grant if not exercised earlier. In general, when an option holder’s employment or service with us terminates, his or her option will no longer continue to vest following termination, and the holder may exercise any vested options for a period of ninety days following termination. If an option holder’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the option holder or his or her estate (as applicable) has twelve months to exercise the option; however, the option may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the option holder for circumstances in which the option holder is not entitled to a severance payment as stated in Israeli Severance Pay Law 5723-1963, or for cause, his or her outstanding options will expire.

The option exercise price is determined by the compensation, nominating and governance committee and specified in each option award agreement. For options granted while our ordinary shares have been listed on the Frankfurt Stock Exchange prior to July 19, 2007, the option exercise price of an option is the closing price of the ordinary shares on the Frankfurt Stock Exchange on the date the option is granted. For options granted prior to the listing of our ordinary shares on the Frankfurt Stock Exchange, the option exercise price is the fair market value of the shares on the date of grant as determined in good faith by the board of directors. For options granted after July 19, 2007, the option exercise price of an option is generally determined in accordance with the average value of Valor’s shares on the thirty trading days prior to the date of grant.

We have elected to issue our options and shares granted or issued to Israeli participants in these plans under Section 102(b)(2) of the Israeli Income Tax Ordinance, which is the capital gains track. To comply with the capital gains track, all options and shares under the plans are granted or issued to a trustee and are held by the trustee for two years from the date of grant of the option. Under the capital gains track we are not allowed an Israeli tax deduction for the grant or issuance of the options or shares.

Options granted to our U.S. employees under the 1999 through 2005 plans are intended to comply with the incentive stock option rules of the Internal Revenue Code of 1986. Those plans provide that the aggregate fair market value of the shares with respect to which such an incentive stock option is exercisable for the first time under all plans offered by us, our parent, affiliate or subsidiary, may not exceed $100,000. These plans also provide that if an option holder owns more than ten percent of the total combined voting power of all classes of shares, then the option may not have an exercise price less than 110% of the fair market value of a share at the date of grant, and the term of such option may not exceed five years.

Our board of directors’ compensation, nominating and governance committee administers these plans. However, our board of directors has residual authority to exercise any powers or duties of the compensation, nominating and governance committee concerning the plans if the committee ceases to operate for any reason. The compensation, nominating and governance committee recommends to the board of directors, and the board of directors determines or approves, the eligible individuals who receive options under the plans, the number of ordinary shares covered by those options, the terms under which such options may be exercised, and the other terms and conditions of the options, all in accordance with the provisions of the plan.

Option holders may not transfer their options except in the event of death or if the compensation, nominating and governance committee determines otherwise.

In the case of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares and exercise prices under outstanding options.

If we offer shareholders rights to purchase any of our securities, we are required (except as to options under the 1999 and 2000 plans) to also offer identical rights to holders of outstanding options on the date of determining the right to receive those rights, as if the holder had exercised his or her options on the eve of such date and purchased the full number of shares for which the option was then exercisable. However, the compensation, nominating and governance committee has discretion to determine whether to allow the option holder to enjoy any other benefit deriving from the rights offering in addition to the right to purchase additional shares at their fair market value.

In the event that we undergo a Transaction, subject to any contrary law or rule, or the terms of any option award agreement in effect before the Transaction, any unexercised options will be replaced by equally ranking options of the successor company. If the successor company refuses to issue these replacement options, the vesting and exercisability of outstanding options may (in the discretion of the compensation, nominating and governance committee or the board of directors) be accelerated, or, in the case of the 2001, 2002 and 2003 plans, will be partially accelerated, prior to a Transaction. The plans define a Transaction as (a) a merger, acquisition or reorganization of Valor with one or more entities in which Valor is not the surviving entity, or (b) a sale of all or substantially all of the assets of Valor. In the event that a proposal for liquidation is submitted to shareholders, option holders will also be entitled to participate in a liquidation distribution.

Our compensation, nominating and governance committee and/or board of directors may at any time amend or terminate these plans; however, any amendment or termination may not adversely affect any options or shares granted under the plan prior to such action. The plans provide that if the board of directors desires, it can, with the consent of the option holder, cancel an outstanding option or amend an outstanding option, including the exercise price.

The following table provides information regarding the options to purchase our ordinary shares by each of our directors and officers beneficially owning greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares immediately prior to the closing of this offering:

Name	Number of Shares Underlying Options	Exercise Price	Expiration Date	Total Shares Underlying Options
Ofer Shofman	233,889	$0.97	February 11, 2012
	275,260	0.91	May 6, 2012
	70,000	3.67	May 3, 2014
	50,000	3.16	May 1, 2015
	65,000	4.12	March 9, 2016
	70,000	4.76	February 11, 2017
	30,000	5.70	May 9, 2017
	200,000	5.84	July 19, 2017	994,149
Dan Hoz	4,500	$4.07	July 1, 2009
	25,000	4.80	December 14, 2016
	5,000	2.48	May 8, 2011
	4,500	0.97	February 11, 2012
	20,000	0.78	August 12, 2012
	30,000	1.08	December 24, 2012
	60,000	3.32	December 21, 2013
	75,000	3.31	December 28, 2014
	15,000	3.03	December 29, 2015
	20,000	5.70	May 9, 2017
	100,000	5.84	July 19, 2017	359,000
Charles Feingold	17,500	$1.08	December 24, 2012	17,500
Julian Coates	68,060	$0.97	February 11, 2012
	46,000	1.08	December 24, 2012
	15,000	3.10	October 20, 2015
	25,000	4.80	December 14, 2016
	8,000	6.27	July 8, 2017
	60,000	6.00	November 11, 2017	222,060

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Joint Venture Agreement with Orbotech Ltd.

We entered into a joint venture agreement with Orbotech Ltd. in August 1998 pursuant to which we established Frontline P.C.B. Solutions L.P. and Frontline P.C.B. Solutions (1998) Ltd., which we refer to together as Frontline. Frontline was formed in order to develop, manufacture and sell software for the fabrication segment of the PCB manufacturing market. Pursuant to the joint venture agreement, we and Orbotech agreed to allocate all of Frontline’s revenues, profits and losses equally between us.

Upon the formation of the joint venture both we and Orbotech assigned all purchase orders, outstanding warranty commitments and sales, agency and customer support agreements related to the activities of the joint venture to Frontline. We contributed certain intellectual property to Frontline, but we also retained the right to develop such intellectual property on our own, subject to certain non-compete provisions. We have not made available any other intellectual property to Frontline. All intellectual property developed by Frontline is our property as well as the property of Orbotech, subject to certain non-compete provisions, provided we and Orbotech each hold at least a 30% interest in Frontline. Orbotech and its subsidiaries act as the sole agents for the sale, marketing, servicing, support and maintenance of Frontline’s products worldwide.

Non-Compete Provisions

Pursuant to the joint venture agreement, we and Orbotech agreed not to compete directly or indirectly with Frontline for so long as we hold interests in Frontline and for an additional 36 months thereafter. Neither we nor Orbotech may solicit for employment or hire any employee of Frontline until one year after the termination of such employee’s employment for as long as we hold an interest in Frontline and for an additional 36 months thereafter. In addition, neither we nor Orbotech may use any intellectual property developed by Frontline to compete against Frontline for the duration of the joint venture or after the joint venture is terminated. Frontline may not compete directly or indirectly with any of our or Orbotech’s products or services as long as we or Orbotech hold an interest in Frontline and for 36 months thereafter. If we or Orbotech acquire rights with respect to CAD or archiving products for use by businesses within the printed circuit board fabrication industry while we hold an interest in Frontline, then we or Orbotech, as the case may be, may be required to sell such rights to Frontline.

Board of Directors

Frontline’s board of directors, executive committee, general managers and all committees of the board of directors are divided equally between us and Orbotech and will continue to be so divided as long as our holdings are equal, except that an independent director may be appointed to Frontline’s board of directors by us and Orbotech, acting jointly. Pursuant to the joint venture agreement certain decisions require our approval and the approval of Orbotech, as long as our holdings are equal, including:

•	a change in the number or composition of the board of directors or the method prescribed for appointing the members of the board of directors;
•	any change to Frontline’s organizational or charter documents;
•	any change to Frontline’s capital structure;
•	the merger, reorganization or consolidation of Frontline or the sale or other transfer of all or substantially all of Frontline’s assets;
•	the appointment and removal of Frontline’s auditors and the fixing of their remuneration;
•	approval of any agreements with one of our competitor's or a competitor of Orbotech; and
•	entry into any contract in excess of $1 million.

Certain matters require the approval of Frontline’s board of directors, regardless of whether such matter might otherwise be considered part of the day-to-day management of Frontline.

Transferability of Shares

Neither we nor Orbotech may transfer our interests in Frontline without the prior written consent of the other party. If either we or Orbotech desire to transfer all or a portion of our interests in Frontline, such shareholder must negotiate exclusively with the other shareholder during an initial 30-day negotiation period. If agreement is not reached, then the transferring shareholder may offer its interest for sale to a third party during the immediately subsequent 90-day period. If the transferring shareholder does not reach agreement with a third party during such period, the transferring shareholder must again comply with the initial negotiation period. If the transferring shareholder reaches an agreement with a bona fide third-party purchaser during the specified period it is subject to (a) a right of first refusal, such that the transferring shareholder must first offer its interest on the same terms to the other shareholder, and (b) a right to tag along, such that the transferring shareholder may not sell its interest unless the purchaser agrees to purchase the same percentage of interests from the other shareholder as it is purchasing from the transferring shareholder, on the same terms. Except when the other shareholder exercises its right to tag along, any transfer of interests is also subject to a right of approval of the purchaser by the other shareholder, which approval may not be unreasonably withheld unless the proposed transferee is a competitor of the other shareholder, in which case such approval may be granted in the other shareholder’s sole discretion.

Change of Control

A change in control under the joint venture agreement occurs if (a) our or Orbotech’s board of directors or shareholders (if shareholder approval is required) approve (i) any consolidation or merger whereby we or Orbotech are not the surviving corporation or pursuant to which our shares or the shares of Orbotech would be converted into cash, securities or other property, except when the shareholders have the same proportionate ownership of shares in the surviving corporation, or (ii) the adoption of any plan for liquidation; (b) during any period of two consecutive years, individuals comprising our or Orbotech’s entire board of directors at the beginning of such period cease to constitute a majority of the board of directors, unless the election, or the nomination for election by the shareholders, of each new director was approved by at least two-thirds of the directors then still in office who were directors at the beginning of the period; or (c) one of our or Orbotech’s competitors acquires, directly or indirectly, 10% or more of the voting power of our or Orbotech’s outstanding voting securities.

In the event there is a change in control of us or Orbotech the other shareholder may demand that the shareholder that underwent a change in control negotiate exclusively with the other shareholder for purchase of all of the interests in Frontline of the shareholder that underwent a change in control. If an agreement is not reached, the other shareholder can demand that an appraiser perform a valuation of all the interests in Frontline we and Orbotech own. Each of the shareholders then has thirty days to make an offer to purchase the other shareholder’s interest in Frontline for an amount at least equal to the valuation. If only one shareholder makes such an offer, the other shareholder is obligated to sell its interests at the price offered. If both shareholders make offers, they continue to bid against one another and the shareholder who bids the highest is entitled to buy the other shareholder's interests. If neither shareholder makes an offer, then the shareholders may dissolve Frontline.

Post-Sale Obligations

For a period of one year after either we or Orbotech transfer our interests in Frontline, the transferring party is required to continue supplying Frontline with the same goods and services as it supplied during the six months preceding the sale. All rights to intellectual property granted by the transferring shareholder to Frontline and by Frontline to the transferring shareholder remain in effect after the transfer.

Dispute Resolution

If a dispute arises between us and Orbotech the joint venture agreement requires that the party bringing the dispute provide notice of the dispute and negotiate in good faith with the other party to settle the dispute. If the dispute cannot be settled within three days of when notice of the dispute is given then the party bringing the dispute may initiate binding arbitration procedures. If we and Orbotech cannot agree on an arbitrator or neither party initiates arbitration procedures 30 days after notice of a dispute is given then such disputes are to be settled by the courts of law of Tel Aviv.

The joint venture agreement states that it is the intention of both parties that neither of us has the right to terminate the joint venture agreement and that the sole remedy for violation of the agreement would be specific enforcement or damages. However, in the event that one of us commits a violation such that a court determines that we would not have intended the agreement to remain in effect, then either of us may terminate the agreement upon 90 days’ prior written notice. The termination of Frontline becomes effective if the dispute is not remedied in the 90-day period, or in the case of violations which cannot be remedied in 90 days, if the defaulting party does not begin to remedy the dispute within ninety days and settle the dispute within an additional 90 days.

Agreements with Directors and Officers

We have entered into written employment agreements with all of our executive officers. These agreements each contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally between six and nine months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice of between three and six months prior to terminating the employment of certain of our senior executive officers other than in the case of a termination for cause.

Options. Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. We describe our option plans under “Management — Stock Option and Stock Incentive Plans.”

Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. See “Management — Exculpation, Insurance and Indemnification of Office Holders.”

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this prospectus, as adjusted to reflect the sale of the ordinary shares in this offering:

•	each person who we know beneficially owns 5.0% or more of our outstanding ordinary shares;
•	each of our directors individually;
•	each of our executive officers individually;
•	all of our directors and executive officers as a group; and
•	each of the selling shareholders.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of ordinary shares underlying warrants, options or rights that are exercisable within 60 days of the date of this offering. Ordinary shares subject to these warrants, options or rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these warrants, options or rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table assumes 20,531,081 ordinary shares outstanding as of the date of this prospectus and        ordinary shares outstanding upon the completion of this offering.

Any person whose shareholding in us reaches, exceeds or falls below 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent or 75 percent of our total voting rights by purchase, sale or by any other means is required to notify us, without undue delay and in any event within four trading days, and simultaneously to notify the German Federal Financial Supervisory Agency (Bundesanstalt fuer Finanzdienstleistungsaufsicht, or BaFin) in accordance with the provisions of the German Securities Trading Act. In the case of securities that are certificated, such as our shares, the notification requirement applies exclusively to the holder of the certificates. The notification period begins when the notifying party learns, or in light of the circumstances should have learned, that his or her percentage of the voting rights has reached, exceeded or fallen below the above-mentioned thresholds. Based on these reporting obligations and on information of which we have otherwise become aware, we have set forth below information known to us regarding the beneficial ownership of ordinary shares by our current shareholders and any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of Share Capital — Voting.”

Unless otherwise noted below, each shareholder’s address is Valor Computerized Systems Ltd., 4 Faran Street, Yavne 70600, Israel.

	Number of Shares Beneficially Owned		Number of Ordinary Shares Being Offered	Percentage of Shares Beneficially Owned		Number of Shares Offered Pursuant to Overallotment Option
Name and Address	Before Offering	After Offering		Before Offering	After Offering
Principal and selling shareholders:
DS Apex Holdings Ltd.(1)	2,428,130			11.8%
Moshe Kovarsky(2)	1,200,000			5.8
Shlomo Almog(3)	1,474,500			7.2
Directors and executive officers:
Ofer Shofman(4)	1,361,649			6.5
Dan Hoz(5)	197,764			1.0
Dr. Amit Geva	—			—
David Bengal(6)	52,500			*
Jay Gorajia(7)	51,500			*
Patrick McGoff(8)	50,000			*

	Number of Shares Beneficially Owned		Number of Ordinary Shares Being Offered	Percentage of Shares Beneficially Owned		Number of Shares Offered Pursuant to Overallotment Option
Name and Address	Before Offering	After Offering		Before Offering	After Offering
Julian Coates(9)	401,836			1.9
Meir Zelzer	—			—
Dan Weitzman(10)	2,500			*
Stephan Häfele	—			—
Kay Huat Ong(11)	50,000			*
Masahiro Yoshida(12)	168,250			*
Kobi Rozengarten	—			—
Dr. Michael Brunstein	—			—
Charles Feingold(13)	1,461,421			7.2
Dr. Shlomo Kalish(14)	20,000			*
Amit Mantzur	—			—
Ayelet Tal	—			—
All directors and executive officers as a group	3,817,420			18.6%

*	Less than 1.0%
(1)	Consists of 1,657,714 ordinary shares held by provident funds, each of which is affiliated with DS Apex Holdings group and each of which is managed by different investment managers who hold voting and dispositive power over the shares held by each such fund as trustee for the members of such funds. Also consists of 500,126 ordinary shares owned by DS Apex Holdings Ltd. and its subsidiaries. DS Apex Holdings Ltd. and each such subsidiary has its own board of directors, which hold voting and dispositive power over the shares held by each such entity. Also consists of 270,290 ordinary shares owned by mutual funds, each of which is affiliated with DS Apex Holdings group and each of which is managed by different investment managers who hold voting and dispositive power over the shares held by each such fund as trustee for the investors of such funds. Each such investment manager disclaims any beneficial ownership except to the extent of his respective pecuniary interest therein. The principal address of D.S. Apex Holdings Ltd. is 2 Koyfman Street, Tel Aviv, Israel. Based on information provided to us by a former shareholder, we understand that DS Apex Holdings Ltd., its subsidiaries and related funds acquired the shares shown in the table from such shareholder in February 2006.
(2)	Consists of 1,200,000 ordinary shares. Moshe Kovarsky sold 316,985 shares in 2005, which decreased his ownership percentage from 10.9% to 9.3%, 237,751 shares in 2006, which decreased his ownership percentage to 8.2%, and 480,000 shares in 2007, which decreased his ownership percentage to the current 5.8%. The principal address of Moshe Kovarsky is 3 Tzipora Tov Street, Rehovot, Israel.
(3)	Consists of 1,474,500 ordinary shares. Shlomo Almog sold 160,000 shares in 2006, which decreased his ownership percentage from 9.4% to 8.6%, and 300,000 shares in 2007, which decreased his ownership percentage to the current 7.2%. The principal address of Shlomo Almog is 7 Glushkin Street, Rehovot, Israel.
(4)	Consists of 800,000 ordinary shares and options to purchase 561,649 shares.
(5)	Consists of options to purchase 197,764 shares.
(6)	Consists of options to purchase 52,500 shares.
(7)	Consists of 12,000 ordinary shares and options to purchase 39,500 shares.
(8)	Consists of options to purchase 50,000 shares.
(9)	Consists of 255,276 ordinary shares held by RS. Payne Ltd. and options to purchase 146,560 shares held by Julian Coates. Mr. Coates is the controlling shareholders of RS. Payne Ltd. and has voting and dispositive power over the shares held by the company.
(10)	Consists of options to purchase 2,500 shares.
(11)	Consists of options to purchase 50,000 shares.
(12)	Consists of options to purchase 168,250 shares.
(13)	Consists of 1,443,921 ordinary shares and options to purchase 17,500 shares owned by the Charles and Hadassah Feingold Trust. The trust is controlled by Charles and Hadassah Feingold both of whom share shared voting and dispositive power over the shares held by the trust.
(14)	Consists of options to purchase 15,000 shares.

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of 35,599,620 ordinary shares with a par value of NIS 0.1 per share. Upon the closing of this offering, our authorized share capital will consist of 70,000,000 ordinary shares, of which            will be issued and outstanding.

Our ordinary shares are not redeemable and following the closing of this offering will not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, our articles of association or the laws of the State of Israel, except that citizens of countries which are in a state of war with Israel may not be recognized as owners of ordinary shares.

Our current articles will be replaced by new articles of association to be effective upon the closing of this offering. The description below reflects the terms of our articles of association to be effective upon the closing of this offering.

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, proxy or by written ballot. Israeli law does not provide for public companies such as us to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required when voting at general meetings on matters such as amendments to the articles of association, increasing the company’s authorized capital, mergers and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under a company’s articles of association, can appoint or prevent the appointment of an office holder or has other power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, taking the shareholder’s position in a company into account.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50.0% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors described under “Management — Outside Directors.”

Dividend and Liquidation Rights

Under Israeli law, we may only declare and pay an annual dividend if, in the discretion of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and contingent obligations as they become due. The distribution of dividends is further limited by Israeli law to the greater of retained earnings and earnings generated over the two most recent years. If we do not have retained earnings and earnings legally available for distribution, as defined in the Israeli Companies Law, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Final dividends must be approved by the shareholders, although interim dividends may be declared and paid by the board of directors without shareholder approval.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5.0% or more of our share capital and 1.0% of our voting power or the holder or holders of 5.0% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairperson or deputy chairperson of our board of directors presides over our general meetings and is appointed by the board of directors. If neither the chairperson nor the deputy chairperson were appointed or are present within 15 minutes from the appointed time, the shareholders present shall appoint a chairperson. Subject to the provisions of the Companies Law and the regulations promulgated there under, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 33 1/3% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person, by proxy or by written ballot. See “ — Shareholder Meetings.”

Resolutions

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution (excluding abstentions).

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval by the holders of 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. Under our articles of association, resolutions to change the minimum and maximum number of our directors require the approval of holders of at least 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution (excluding abstentions).

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli Law

Full Tender Offer.  A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90.0% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90.0% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5.0% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred may, within three months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5.0% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90.0% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer.  The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25.0% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25.0% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45.0% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25.0% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25.0% of the voting rights in the company, or (iii) was from a holder of more then 45.0% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45.0% of the voting rights in the company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.  The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a certain percentage of each party’s shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

Under the Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of shares (including the separate vote of each class of shares of the party to the merger which is not the surviving entity) present, in person, by proxy or by written ballot, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25.0% of the voting rights or 25.0% of the means of appointing directors or the general manager of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or any person or entity acting on behalf of, related to or controlled by either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25.0% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Under the Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Creditors are entitled to notice of the merger pursuant to regulations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Acquisitions Under German Law

Section 21 of the German Securities Trading Act provides that anyone who surpasses by either purchase or sale or in any other manner 3%, 5%, 10%, 15%, 20%, 30%, 50% or 75% of the voting rights of an issuer, must inform us and the BaFin immediately. Section 21 of the German Securities Trading Act applies to us as we would be regarded as a home stated company in Germany. The criteria for such are complicated for a company not domiciled in the EEC but may apply to us anyhow.

Anti-Takeover Measures

The Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. Following the closing of this offering, we will not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a simple majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “ — Voting.”

Establishment

We were incorporated under the laws of the State of Israel in 1992 and commenced operations in 1992. We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-166672-9. Our purpose is set forth in our articles of association and, in addition, includes the performance of any activities which appear to us as an appropriate objective.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number is (718) 921-8200.

Listing

We have applied to list our ordinary shares on the Nasdaq Global Market under the symbol “VLOR.” Since May 15, 2000, our ordinary shares have been quoted on the Frankfurt Stock Exchange under the symbol “VCR.”

Delisting Procedure Under German Securities Law

Following the completion of this offering, we intend to have our shares delisted from the Frankfurt Stock Exchange. Pursuant to Section 39 article 2 of the German Securities Exchange Act we may determine to delist our shares from the Frankfurt Stock Exchange although we may remain eligible for listing. The legal provisions governing the delisting process are provided in the German Securities Exchange Act and the respective exchange rules of the Frankfurt Stock Exchange. Under German securities laws, we may delist from the Frankfurt Stock Exchange only if delisting does not run contrary to investors’ interests. The delisting process requires the Management Board to publish notice of delisting. The Management Board must promptly publish notice of delisting on the Internet. The period between publication of such notice and the time the delisting becomes effective may not exceed two years.

Pursuant to Section 52 of the Frankfurt Exchange Rules, the Management Board must first revoke the admission to the Prime Standard of the Frankfurt Stock Exchange. The Management Board must publish notice of the revocation of admission to the Prime Standard of the Frankfurt Stock Exchange immediately on the Internet. The period between the date of the publication and the effective date of the delisting is three months. During this time the shares are listed on the General Standard Market of the Frankfurt Stock Exchange.

The Management Board may then approve delisting from the stock exchange upon application by the issuer, unless overriding investor protection concerns prevent such revocation. Overriding investor protection concerns do not prevent such revocation, in particular:

a)	if the admission of and trading in the security concerned on a domestic or foreign organized market within the meaning of section 2 paragraph 5 of the German Securities Trading Act appears to be ensured, even after the delisting has become effective, or
b)	if, after the delisting has become effective, the security concerned is neither admitted to nor traded on another domestic exchange or a foreign organized market, but provided that, after the delisting is made public, the investors have sufficient time to sell the securities affected by the delisting on the exchange.

Under the Frankfurt Stock Exchange Rules, any delisting takes effect immediately if the company’s securities are admitted to and traded on at least one other domestic exchange or a foreign organized market (in our case, on the Nasdaq Global Market) at the time when the delisting is made public. If the security is admitted and traded exclusively on a foreign market at the time when the delisting is made public, the delisting will become effective three months after it has been published. In other cases, the delisting will become effective six months after it is published.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our ordinary shares in the public market following this offering, or the perception that such sales may occur, could adversely affect prevailing market prices of our ordinary shares. Assuming no exercise of outstanding options, we will have an aggregate of            ordinary shares outstanding upon completion of this offering. All of our ordinary shares are freely tradable on the Frankfurt Stock Exchange, subject to compliance with Regulation S in the case of ordinary shares held by affiliates that were not acquired in this offering. The            shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

Lock-up Agreements

The underwriters will require all of our directors and officers and the selling shareholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus.

Eligibility of Restricted Shares for Sale in the Public Market

The following indicates approximately when the            ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144:

•	immediately following the effective date of the registration statement of which this prospectus forms part, shares may be eligible for resale, approximately of which would be subject to volume, manner of sale and other limitations under Rule 144; and
•	beginning 180 days after the effective date of this prospectus, the remaining approximately shares will be eligible for resale, approximately of which would be subject to volume, manner of sale and other limitations under Rule 144.

Rule 144

Under Rule 144 as will be in effect on February 15, 2008, a person:

•	who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and
•	who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate,

is entitled to sell his shares without restriction, subject to our compliance with Exchange Act reporting obligations. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this offering.

In general, under Rule 144 as will be in effect on February 15, 2008, beginning 90 days after the date of this prospectus, a person who is our affiliate and has beneficially owned ordinary shares for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of ordinary shares then outstanding, which is expected to equal approximately ordinary shares immediately after this offering; or
•	the average weekly trading volume of the ordinary shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with Exchange Act reporting obligations.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased ordinary shares from us under a compensatory stock option plan or other written agreement before the closing of this offering is entitled to resell these shares. These shares can be resold 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with restrictions, including the holding period, contained in Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold:

•	by persons other than affiliates without restriction; and
•	by affiliates under Rule 144 without compliance with its six month minimum holding period requirement.

Options

Following the completion of this offering we intend to file a registration statement on Form S-8 under the Securities Act to register            ordinary shares reserved for issuance under our stock option plans. The registration statement on Form S-8 will become effective automatically upon filing. As of September 30, 2007, options and warrants to purchase 4,477,906 ordinary shares were issued and outstanding, of which options and warrants to purchase 3,887,063 ordinary shares had vested and had not been exercised. Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire. See “Management — Existing Stock Option Plans.”

TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences concerning the ownership of and disposition of our ordinary shares purchased by initial purchasers in this offering. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. All of the foregoing are subject to change, which change could affect the tax consequences described below.

The discussion below does not cover all possible tax considerations. Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel.

Israeli companies are generally subject to corporate tax at the rate of 27% of their taxable income in 2008. The corporate tax rate is scheduled to decline to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.

Tax Benefits and Grants for Research and Development.

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

Law for the Encouragement of Industry (Taxes), 1969.

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that we currently qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividend, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization of the cost of purchased know how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

•	Accelerated depreciation rates on equipment and buildings;
•	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and
•	Expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions.

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be generally described as follows:

•	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, based on the change in the consumer price index. The unused portion that is carried forward may be deducted in full in the following year.
•	If the company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to the company’s ordinary income.
•	Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

The Income Tax Ordinance, 1961, and regulations promulgated thereunder allow Foreign-Invested Enterprises, which maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in their U.S. dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Enterprise is a company (i) more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and (ii) more than 25% of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change such election for a period of three years following the election. Commencing with the 2003 tax year, we elected to measure our results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar.

Law for the Encouragement of Capital Investments, 1959.

The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry, Trade and Labor (the “Investment Center”), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

We were granted “Approved Enterprise” status for separate investment programs approved in 1992, 1996, 1998, and 2000. In 2005, we notified the Israeli Authority of our intention to claim a new privileged enterprise under the amended Investment Law.

On April 1, 2005, a comprehensive amendment to the Investment Law came into effect. The amendment to the Investment Law includes revisions to the criteria for investments qualified to receive tax benefits. As the amended Investment Law does not retroactively apply to investment programs having an approved enterprise approval certificate issued by the Investment Center prior to December 31, 2004, our first four Approved Enterprises are subject to the provisions of the Investment Law prior to its revision while new investments, including our last Approved Enterprise and tax benefits related thereof, if any, will be subject to and received under the provisions of the Investment Law, as amended. Accordingly, the following description includes a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the Investment Law, as amended.

The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates. Subject to certain qualifications, however, if a company with one or more approvals distributes dividends, the dividends are deemed attributable to the entire enterprise.

Tax Benefits for Income from Approved Enterprises Approved Before April 1, 2005

Before April 1, 2005, an Approved Enterprise was entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, which we refer to as alternative benefits. We have elected to forego the entitlement to grants and have applied for the alternative benefits, under which undistributed income that we generate from our Approved Enterprises will be completely tax-exempt for two years commencing from the year that we first produce taxable income and will be subject to a tax rate of 10% to 25% for an additional eight years, depending on the amount of foreign investment in us. Alternative benefits, excluding the tax exemption for two years, are available to us until the earliest of (i) seven consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income, (ii) twelve years from commencement of production and (iii) fourteen years from the date of approval of the Approved Enterprise status.

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%. This withholding tax is deductible at source by the Approved Enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter. We elected the alternative benefits track, and will additionally be subject to pay corporate tax at the rate of 10% to 25%, depending on the extent of foreign investment in the company, in respect of the gross amount of the dividend that we may distribute out of profits which were exempt from corporate tax in accordance with the provisions of the alternative benefits track. If we are also deemed to be a Foreign Investors Company, or FIC, and if the FIC is at least 49% owned by non-Israeli residents, the corporate tax rate paid by us in respect of the dividend we may distribute from income derived by our Approved Enterprises during the tax exemption period may be taxed at a lower rate.

As we have elected the alternative benefits package, we are not obligated to attribute any part of dividends that we may distribute to exempt profits, and we may decide from which year's profits to declare dividends. We currently intend to reinvest any income that we may in the future derive from our Approved Enterprise programs and not to distribute the income as a dividend.

If we qualify as a FIC, our Approved Enterprises will be entitled to additional tax benefits. Subject to certain conditions, a FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. Such a company will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. We believe that subsequent to this offering we may qualify as a Foreign-Invested Enterprise under the Investment Law.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit.

The tax benefits under the Investment Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is ancillary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products that are developed outside of Israel.

In addition, the benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. If we do not meet these conditions, in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our Approved Enterprise currently operates in substantial compliance with all applicable conditions and criteria, but there can be no assurance that it will continue to do so.

Tax Benefits Under an Amendment that Became Effective on April 1, 2005

Pursuant to the amendment to the Investment Law, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center is entitled to approve such programs only until December 31, 2007. Approved Enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as privileged enterprises). However, a privileged enterprise is required to comply with certain requirements and make certain investments as specified in the amended Investment Law.

A privileged enterprise may, at its discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that it is in compliance with the provisions of the amended Investment Law and is therefore entitled to receive such benefits provided under the amended Investment Law. The amendment to the Investment Law addresses benefits that are being granted to privileged enterprises and the length of the benefits period.

The amended Investment Law specifies certain conditions that a privileged enterprise has to comply with in order to be entitled to benefits. These conditions include among others:

•	That the privileged enterprise’s revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the privileged enterprise’s aggregate revenues during such year; or
•	That 25% or more of the privileged enterprise’s revenues during the applicable tax year are generated from sales into a single market (i.e. country or a separate customs territory) with a population of at least 12 million residents.

There can be no assurance that we will comply with the above conditions or any other conditions of the amended Investment Law in the future or that we will be entitled to any additional benefits under the amended Investment Law.

The amendment to the Investment Law changes the definition of “foreign investment” so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Such definition now also includes acquisitions of shares of a company from other shareholders, provided that the total cost of such acquisitions is at least NIS 5 million and the company’s outstanding and paid-up share capital exceeds NIS 5 million. These changes take effect retroactively from 2003.

As a result of the amendment, tax-exempt income generated under the provisions of the Investment Law, will subject us to taxes upon distribution of such income, purchase of shares from shareholder by the company or liquidation, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

Taxation of Our Shareholders

Taxation of Non-Israeli shareholders on receipt of dividends.  Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the twelve months preceding it, the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our Approved Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A non-resident of Israel who receives dividends from which tax was completely withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our public offering, (2) the provisions of the Income Tax Law (inflationary adjustments), 1985 do not apply to such gain, and (3) such gains did not derive from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	dealers or traders in securities or currencies;
•	tax-exempt entities;
•	certain former citizens or long-term residents of the United States;
•	persons that received our shares as compensation for the performance of services;
•	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;
•	holders that will hold our shares through a partnership or other pass-through entity;
•	U.S. Holders (as defined below) whose “functional currency” is not the United States dollar; or
•	holders that own directly, indirectly or through attribution 10.0% or more, of the voting power or value, of our shares.

Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the United States Internal Revenue Code, 1986, as amended (the “Code”) existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations” if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning before January 1, 2007, dividends that we distribute should generally constitute “passive income,” or in the case of certain U.S. Holders, “financial services income,” and, for taxable years beginning after December 31, 2006, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income” A foreign tax credit for foreign taxes imposed on distributions may be denied when you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If you are a non corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2010, if your holding period for such ordinary shares exceeds one year (i.e. such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for United States federal income tax purposes is subject to limitations.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States; or
•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•	at least 75% of its gross income is “passive income”; or
•	at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Based on certain estimates of our gross income and gross assets, the latter determined by reference to the expected market value of our shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, our intended use of the proceeds of this offering, and the nature of our business, we expect that we will not be classified as a PFIC for the taxable year ending December 31, 2007. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2007 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid

PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status determination. We have no reason to believe that our income, assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “– Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares.

Under the PFIC rules, unless a U.S. Holder makes one of the elections described in the next paragraphs, a special tax regime will apply to both (a) any “excess distribution” by the Company (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long term capital gains discussed above under “Distributions.”

Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status. If we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund (a “QEF”) election, which election may be made retroactively under certain circumstances, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “marketable.” Shares will be marketable if they are regularly traded on certain U.S. stock exchanges (including NASDAQ) or on certain non-U.S. stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter.

If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and your adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules set forth above relating to excess distributions and realized gains would not apply for periods covered by the election. If you make a mark-to-market election after the beginning of your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to the period before the effective date of such election.

Under certain circumstances, ordinary shares owned by a Non-U.S. Holder may be attributed to a U.S. person owning an interest, directly or indirectly, in the Non-U.S. Holder. In this event, distributions and other transactions in respect of such ordinary shares may be treated as excess distributions with respect to such U.S. person, and a QEF election may be made by such U.S. person with respect to its indirect interest in the Company, subject to the discussion in the preceding paragraphs.

The Company may invest in stock of non-U.S. corporations that are PFICs. In such a case, provided that the Company is a PFIC, a U.S. Holder would be treated as owning its pro rata share of the stock of the PFIC owned by the Company. Such a U.S. Holder would be subject to the rules generally applicable to shareholders of PFICs discussed above with respect to distributions received by the Company from such a PFIC and dispositions by the Company of the stock of such a PFIC (even though the U.S. Holder may not have received the proceeds of such distribution or disposition). Assuming the Company receives the necessary information from the PFIC in which it owns stock, certain U.S. Holders may make the QEF election discussed above with respect to the stock of the PFIC owned by the Company, with the consequences discussed above. However, no assurance can be given that the Company will be able to provide U.S. Holders with such information.

If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28.0% for years through 2010.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the beneficial owner’s United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling shareholders the aggregate number of ordinary shares set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Oppenheimer & Co. Inc.
William Blair & Company, L.L.C.
Collins Stewart LLC
Total

Of the            shares to be purchased by the underwriters,            shares will be purchased from us and            will be purchased from the selling shareholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the ordinary shares listed above if any are purchased.

The underwriting agreement provides that we and the selling shareholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

The underwriters expect to deliver the ordinary shares to purchasers on or about           , 2008.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     million.

Over-Allotment Option

The selling shareholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of            additional ordinary shares at the public offering price, less the underwriting discounts and commissions payable by the selling shareholders, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional ordinary shares in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market in the United States for our ordinary shares. The public offering price will be determined through negotiations between us and Thomas Weisel Partners LLC, as representative of the underwriters, although we expect the principal determining factor will be the recent market price of our ordinary shares on the Frankfurt Stock Exchange. We and the representative will also consider demand from new investors in making such a determination. Other factors to be considered in determining the public offering price will include:

•	our financial information;
•	our history and prospects and the outlook for our industry;
•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues; and
•	the present state of our business and the progress of our operating plan.

We cannot assure you that an active or orderly trading market will develop in the United States for our ordinary shares or that our ordinary shares will trade in the public markets subsequent to this offering at or above the offering price.

Commissions and Discounts

The underwriters propose to offer the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $       per share of ordinary shares to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $       per share of ordinary shares to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our ordinary shares are offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling shareholders:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to selling shareholders

Indemnification of Underwriters

We and the selling shareholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters will require all of our directors and officers and the selling shareholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any ordinary shares, except for the ordinary shares offered in this offering, ordinary shares issuable upon exercise of outstanding options on the date of this prospectus and ordinary shares that are issued under our employee share option plans.

Nasdaq Market Listing

We have applied for approval for listing of our ordinary shares on the Nasdaq Global Market under the symbol “VLOR.” Since May 15, 2000, our ordinary shares have been quoted on the Frankfurt Stock Exchange under the symbol “VCR.” We are considering commencing procedures to delist our shares from the Frankfurt Stock Exchange following the completion of this offering.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales.  Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from the selling shareholders in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.  The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.  If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

We intend to pay Collins Stewart LLC, as underwriter, (i) an additional amount equal to 5% of the gross underwriting discount and commission paid to the entire underwriting group disclosed on the cover page of the prospectus, or $        , upon the closing of this offering and (ii) if the underwriters exercise their over-allotment option to purchase additional ordinary shares, an additional amount equal to 5% of the gross underwriting discount and commission paid to the entire underwriting group with respect to the over-allotment shares upon the closing of the over-allotment.

Certain of the underwriters may in the future perform various commercial banking, investment banking and other financial services for us and our affiliates in the ordinary course of business.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Gornitzky & Co., Tel Aviv, Israel. Gornitzky & Co. own warrants to purchase an aggregate of 60,000 of our ordinary shares as of the date of this prospectus. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by White & Case LLP, New York, New York. Certain legal matters in connection with this offering relating to Israeli law will be passed upon for the underwriters by Naschitz, Brandes & Co., Tel Aviv, Israel. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, appearing elsewhere herein, which are based in part on the reports of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

The report of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm, included in this prospectus, with respect to the financial statements of Frontline as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 (not separately included in this prospectus), has been included, given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Valor Denmark as of and for the year ended December 31, 2005, have been included herein in reliance upon the report of KPMG C. Jespersen Statsautoriseret Revisionsinteressentskab (partnership of state authorized public accountants), independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. As discussed in the Accounting Principles to the financial statements, the balance sheet as of December 31, 2005 and the related income statement for the year ended December 31, 2005 have been restated.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Gornitzky & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,
•	the judgment may no longer be appealed,
•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and
•	the judgment is executory in the state in which it was given.

Notwithstanding the previous sentence, an Israeli court will not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases),
•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel,
•	the judgment was obtained by fraud,
•	there is a finding of lack of due process,
•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel,
•	the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid, or
•	at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

We have irrevocably appointed Valor Computerized Systems, Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit various information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

Our shares are listed on the Frankfurt Stock Exchange. Information about the European and German legal framework concerning this stock market is available on the web site of the German Stock Exchange at www.deutsche-boerse.com

VALOR COMPUTERIZED SYSTEMS LTD.

Index to Financial Statements

Page
VALOR COMPUTERIZED SYSTEMS LTD. AND ITS SUBSIDIARIES
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004, 2005 and 2006 (audited) and September 30, 2007 (unaudited)	F-3
Consolidated Statements of Income for each of the three years in the period ended December 31, 2006 (audited) and nine months period ended September 30, 2006 and 2007 (unaudited)	F-5
Statements of Changes in Equity for each of the three years in the period ended December 31, 2006 (audited) and for the nine months period ended September 30, 2006 and 2007 (unaudited)	F-6
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2006 (audited) and for the nine months periods ended September 30, 2006 and 2007 (unaudited)	F-8
Notes to the Consolidated Financial Statements	F-11
FRONTLINE P.C.B. SOLUTIONS LIMITED PARTNERSHIP
Report of Independent Registered Public Accounting Firm	F-44
VALOR DENMARK A/S
Financial Statements
Statement by the Executive and Supervisory Boards	F-45
Report of Independent Auditors	F-46
Accounting Policies	F-47
Statements of Income for the years ended December 31, 2005 (audited), December 31, 2004 (unaudited) and for the four months period ended April 30, 2006 (unaudited)	F-51
Balance Sheets as of December 31, 2005 (audited), December 31, 2004 (unaudited) and April 30, 2006 (unaudited)	F-52
Statements of Changes in Equity for the years ended December 31, 2005 (audited), December 31, 2004 (unaudited) and for the four months period ended April 30, 2006 (unaudited)	F-54
Statements of Cash Flows for the years ended December 31, 2005 (audited), December 31, 2004 (unaudited) and for the period ended April 30, 2006 (unaudited)	F-55
Notes to the Financial Statements	F-56

•	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	•	Phone: 972-3-6232525 Fax: 972-3-5622555

Report of Independent Registered Public Accounting Firm

To the Shareholders of

VALOR COMPUTERIZED SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Valor Computerized Systems Ltd. and subsidiaries as of December 31, 2004, 2005 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Frontline P.C.B Solutions Limited Partnership (“Frontline”), a jointly controlled entity, which statements reflect total assets constituting 9.7%, 11.9% and 12.7% of total consolidated assets as of December 31, 2004, 2005 and 2006, respectively, and total revenues constituting 34.0%, 31.5% and 36.0% of total consolidated revenues for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Frontline, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valor Computerized Systems Ltd. and subsidiaries at December 31, 2004, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 22 to the consolidated financial statements).

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
October 26, 2007	A Member of Ernst & Young Global

VALOR COMPUTERIZED SYSTEMS LTD.
Consolidated Balance Sheets
U.S. Dollars in Thousands

	December 31,			September 30, 2007
	2004	2005	2006
				(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$17,869	$27,726	$13,863	$13,078
Short-term deposits	10,029	—	—	—
Marketable securities available-for-sale (Note 3)	2,467	1,652	11,360	14,861
Trade receivables, net (Note 4)	5,460	5,953	5,063	5,693
Receivables from jointly controlled entity (Note 18)	1,893	2,861	3,298	3,259
Other current assets (Note 5)	1,298	1,329	1,665	2,243
Total current assets	39,016	39,521	35,249	39,134
Non-Current Assets:
Property and equipment, net (Note 6)	1,355	1,189	1,645	1,799
Investment in an associated company (Note 19)	1,869	3,191	—	—
Deferred tax assets (Note 15e)	854	1,432	1,469	1,816
Intangible assets, net (Note 7)	216	264	6,760	6,052
Goodwill (Note 20)	—	—	7,148	7,736
Total non-current assets	4,294	6,076	17,022	17,403
Total assets	$43,310	$45,597	$52,271	$56,537

The accompanying notes are an integral part of the consolidated financial statements.

VALOR COMPUTERIZED SYSTEMS LTD.
Consolidated Balance Sheets
U.S. Dollars in Thousands, Except Share and Per Share Data

	December 31,			September 30, 2007
	2004	2005	2006
				(Unaudited)
LIABILITIES AND EQUITY
Current Liabilities:
Trade payables	$438	$442	$860	$1,295
Associated company payable (Note 19)	1,815	2,186	—	—
Employees and payroll accruals (Note 8a)	1,703	3,041	2,949	2,763
Deferred revenues	2,908	2,693	3,439	4,347
Other current liabilities (Note 8b)	835	985	775	1,434
Income tax payable	130	518	890	1,210
Total current liabilities	7,829	9,865	8,913	11,049
Non-Current Liabilities:
Severance pay liability (Note 9)	571	536	588	553
Deferred tax liability (Note 15d)	—	—	1,771	1,381
Total non-current liabilities	571	536	2,359	1,934
Equity (Note 11):
Ordinary shares of NIS 0.1 par value — Authorized: 35,599,620 shares; Issued: 19,913,295, 20,132,320, 21,105,956 and 21,969,329 shares at December 31, 2004, 2005, 2006 and September 30, 2007, respectively; Outstanding: 18,421,269, 18,640,294, 19,613,930 and 20,477,303 shares at December 31, 2004, 2005, 2006 and September 30, 2007, respectively	542	548	569	591
Share premium	36,813	37,659	39,315	41,038
Treasury shares at cost	(3,591)	(3,591)	(3,591)	(3,591)
Foreign currency translation adjustments	184	(67)	387	1,522
Asset revaluation surplus	—	—	1,195	1,195
Net unrealized gains on hedging instruments	20	16	22	73
Unrealized gains (losses) on marketable securities	36	(47)	149	391
Retained earnings	906	678	2,953	2,335
Total equity	34,910	35,196	40,999	43,554
Total liabilities and equity	$43,310	$45,597	$52,271	$56,537

xxx, 2007
Date of approval of the financial statements	Ofer Shofman Chief Executive Officer	Dan Hoz Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

VALOR COMPUTERIZED SYSTEMS LTD.
Consolidated Statements of Income
U.S. Dollars in Thousands, Except Share and Per Share Data

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited )
Revenues:
Product sales	$18,714	$23,077	$21,611	$15,598	$18,826
Services	11,948	13,262	15,130	11,136	12,582
Total revenues	30,662	36,339	36,741	26,734	31,408
Cost of sales:
Product sales	1,943	4,240	2,724	2,215	2,379
Services	1,875	2,343	1,908	1,265	1,947
Total cost of revenues	3,818	6,583	4,632	3,480	4,326
Gross profit	26,844	29,756	32,109	23,254	27,082
Operating costs and expenses:
Research and development	9,674	9,183	11,761	8,024	10,047
Marketing and selling	13,855	16,131	14,758	11,035	13,015
General and administrative	2,109	2,357	2,407	1,738	2,084
Total operating costs and expenses	25,638	27,671	28,926	20,797	25,146
Operating profit	1,206	2,085	3,183	2,457	1,936
Financial income (Note 16)	817	661	1,264	980	702
Financial expenses (Note 16)	(45)	(257)	(129)	(124)	(101)
Profit before taxes on income	1,978	2,489	4,318	3,313	2,537
Taxes on income (Note 15g)	319	267	567	417	338
Profit after taxes on income	1,659	2,222	3,751	2,896	2,199
Equity in losses of an associated company	(435)	(828)	(480)	(480)	—
Net profit	$1,224	$1,394	$3,271	$2,416	$2,199
Basic earnings per share	$0.07	$0.08	$0.17	$0.13	$0.11
Diluted earnings per share	$0.06	$0.07	$0.16	$0.12	$0.10
Weighted average number of shares used for computing basic earnings per share (Note 12)	18,273,778	18,552,412	19,421,445	19,157,996	20,098,580
Weighted average number of shares used for computing diluted earnings per share (Note 12)	19,610,209	19,618,416	20,877,728	20,041,121	21,439,421

The accompanying notes are an integral part of the consolidated financial statements.

VALOR COMPUTERIZED SYSTEMS LTD.
Statements of Changes in Equity
U.S. Dollars in Thousands, Except Per Share Data

	Ordinary Shares Outstanding	Share Capital	Share Premium	Treasury Shares at Cost	Foreign Currency Translation Adjustments	Asset Revaluation Surplus	Net Unrealized Gains (losses) on Hedging Instruments	Unrealized Gains (losses) on Marketable Securities	Retained Earnings	Total equity	Total Recognized Income (Expenses)
Balance as of January 1, 2004	18,066,174	$534	$35,937	$(3,591)	$260	$—	$(10)	$23	$2,277	$35,430
Net unrealized gain on hedging instruments		—	—	—	—	—	20	—	—	20	$20
Exercise of options	355,095	8	478	—	—	—	—	—	—	486	—
Share-based payments	—	—	398	—	—	—	—	—	—	398	—
Unrealized gains on marketable securities	—	—	—	—	—	—	—	36	—	36	36
Realized losses (gains)	—	—	—	—	—	—	10	(23)	—	(13)	(13)
Foreign currency translation adjustments	—	—	—	—	(76)	—	—	—	—	(76)	(76)
Dividend paid (*)	—	—	—	—	—	—	—	—	(2,595)	(2,595)	—
Net profit	—	—	—	—	—	—	—	—	1,224	1,224	1,224
Balance as of December 31, 2004	18,421,269	542	36,813	(3,591)	184	—	20	36	906	34,910	$1,191
Net unrealized gains on hedging instruments		—	—	—	—	—	16	—	—	16	$16
Exercise of options	219,025	6	270	—	—	—	—	—	—	276	—
Share-based payments	—	—	576	—	—	—	—	—	—	576	—
Unrealized loss on marketable securities	—	—	—	—	—	—	—	(47)	—	(47)	(47)
Realized losses	—	—	—	—	—	—	(20)	(36)	—	(56)	(56)
Foreign currency translation adjustments	—	—	—	—	(251)	—	—	—	—	(251)	(251)
Dividend paid (*)	—	—	—	—	—	—	—	—	(1,622)	(1,622)	—
Net profit	—	—	—	—	—	—	—	—	1,394	1,394	1,394
Balance as of December 31, 2005	18,640,294	548	37,659	(3,591)	(67)	—	16	(47)	678	35,196	$1,056
Net unrealized gains on hedging instruments	—	—	—	—	—	—	3	—	—	3	3
Exercise of options	874,791	17	1,086	—	—	—	—	—	—	1,103	—
Share-based payments	—	—	189	—	—	—	—	—	—	189	—
Unrealized gains on marketable securities	—	—	—	—	—	—	—	68	—	68	68
Realized gains (losses)	—	—	—	—	—	—	(16)	47	—	31	31
Foreign currency translation adjustments	—	—	—	—	25	—	—	—	—	25	25
Asset evaluation surplus	—	—	—	—	—	1,195	—	—		1,195	1,195
Dividend paid (*)	—	—	—	—	—	—	—	—	(996)	(996)	—
Net profit	—	—	—	—	—	—	—	—	2,416	2,416	2,416
Balance as of September 30, 2006 (Unaudited)	19,515,085	$565	$38,934	$(3,591)	$(42)	$1,195	$3	$68	$2,098	$39,230	$3,738

VALOR COMPUTERIZED SYSTEMS LTD.
Statements of Changes in Equity – (continued)
U.S. Dollars in Thousands, Except Per Share Data

	Ordinary Shares Outstanding	Share Capital	Share Premium	Treasury Shares at Cost	Foreign Currency Translation Adjustments	Asset Revaluation Surplus	Net Unrealized Gains (losses) on Hedging Instruments	Unrealized Gains (losses) on Marketable Securities	Retained Earnings	Total equity	Total Recognized Income (Expenses)
Balance as of January 1, 2006	18,640,294	$548	$37,659	$(3,591)	$(67)	$—	$16	$(47)	$678	$35,196	$1,056
Net unrealized gains on hedging instruments	—	—	—	—	—	22	—	—	22	22
Exercise of options	973,636	21	1,322	—	—	—	—	—	—	1,343	—
Share-based payments	—	—	334	—	—	—	—	—	—	334	—
Unrealized gains on marketable securities	—	—	—	—	—	—	—	149	—	149	149
Realized gains (losses)	—	—	—	—	—	—	(16)	47	—	31	31
Foreign currency translation adjustments	—	—	—	—	454	—	—	—	—	454	454
Asset evaluation surplus	—	—	—	—	—	1,195	—	—	—	1,195	1,195
Dividend paid (*)	—	—	—	—	—	—	—	—	(996)	(996)	—
Net profit	—	—	—	—	—	—	—	—	3,271	3,271	3,271
Balance as of December 31, 2006	19,613,930	569	39,315	(3,591)	387	1,195	22	149	2,953	40,999	$5,122
Net unrealized gains on hedging instruments	—	—	—	—	—	—	73	—	—	73	73
Exercise of options	863,373	22	1,235	—	—	—	—	—	—	1,257	—
Share-based payments	—	—	488	—	—	—	—	—	—	488	—
Unrealized gains on marketable securities	—	—	—	—	—	—	—	391	—	391	391
Realized losses	—	—	—	—	—	—	(22)	(149)	—	(171)	(171)
Foreign currency translation adjustments	—	—	—	—	1,135	—	—	—	—	1,135	1,135
Dividend paid (*)	—	—	—	—	—	—	—	—	(2,817)	(2,817)	—
Net profit	—	—	—	—	—	—	—	—	2,199	2,199	2,199
Balance as of September 30, 2007 (Unaudited)	20,477,303	$591	$41,038	$(3,591)	$1,522	$1,195	$73	$391	$2,335	$43,554	$3,627

(*)	Dividend paid per outstanding share – 2004 - $ 0.14; 2005 - $ 0.09; 2006 - $ 0.05 and 2007 - $ 0.14.

VALOR COMPUTERIZED SYSTEMS LTD.
Consolidated Statements of Cash Flows
U.S. Dollars in Thousands

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Cash flows from operating activities:
Net profit	$1,224	$1,394	$3,271	$2,416	$2,199
Adjustments for:
Depreciation and amortization	905	549	1,472	909	1,521
Compensation expense for share-based payments	398	576	334	189	488
Increase in deferred taxes	(236)	(578)	(266)	(201)	(730)
Loss (gain) on sale of marketable securities	—	11	(344)	(293)	(130)
Loss (gain) on sale of property and equipment	1	(2)	6	6	4
Equity in losses of an associated company	435	828	480	480	—
Increase (decrease) in accrued severance pay, net	8	(35)	52	95	(35)
Accrued interest on long-term deposit and short-term deposits	(29)	—	—	—	—
	2,706	2,743	5,005	3,601	3,317
Decrease (increase) in trade receivables and jointly controlled entity	(1,003)	(1,678)	677	830	(532)
Decrease (increase) in other current assets	137	(98)	(102)	(373)	(425)
Increase (decrease) in trade payables	(14)	24	160	181	432
Increase in payable to an associated company	1,315	871	104	104	—
Increase (decrease) in employees and payroll accruals	30	1,466	(511)	(1,008)	(193)
Increase (decrease) in deferred revenues	607	(215)	728	1,351	893
Increase (decrease) in other current liabilities	(8)	278	(596)	451	649
Increase (decrease) in income tax payable	29	388	372	(198)	320
	1,093	1,036	832	1,338	1,144
Net cash provided by operating activities	3,799	3,779	5,837	4,939	4,461

VALOR COMPUTERIZED SYSTEMS LTD.
Consolidated Statements of Cash Flows – (continued)
U.S. Dollars in Thousands

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Cash flows from investing activities:
Purchase of property, equipment and intangible assets	$(404)	$(495)	$(1,063)	$(410)	$(695)
Acquisition of Valor Denmark, net of cash acquired (see Note 20)	—	—	(8,763)	(8,763)	—
Proceeds from sale of property and equipment	1	32	5	8	51
Proceeds from bank deposits	12,664	10,029	—	—	—
Proceeds from sale of marketable securities	454	2,467	73,314	43,247	13,240
Purchase of marketable securities	(2,428)	(1,699)	(82,482)	(52,557)	(16,368)
Investment in associated company	(1,804)	(2,650)	(1,113)	(1,113)	—
Net cash provided by (used in) investing activities	8,483	7,684	(20,102)	(19,588)	(3,772)
Cash flows from financing activities:
Proceeds from exercise of stock options	486	276	1,343	1,103	1,257
Dividend paid	(2,595)	(1,622)	(996)	(996)	(2,817)
Net cash provided by (used in) financing activities	(2,109)	(1,346)	347	107	(1,560)
Increase (decrease) in cash and cash equivalents	10,173	10,117	(13,918)	(14,542)	(871)
Effect of exchange rate changes on cash and cash equivalents	47	(260)	55	43	86
Cash and cash equivalents at beginning of period	7,649	17,869	27,726	27,726	13,863
Cash and cash equivalents at end of period	$17,869	$27,726	$13,863	$13,227	$13,078

VALOR COMPUTERIZED SYSTEMS LTD.
Consolidated Statements of Cash Flows – (continued)
U.S. Dollars in Thousands

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Acquisition of Valor Denmark:
Fair value of net assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date:
Working capital (excluding cash and cash equivalents)	$—	$—	$(545)	$(545)	$—
Fixed assets	—	—	98	98	—
Acquired technology	—	—	1,975	1,975	—
Customer list	—	—	5,029	5,029	—
Goodwill	—	—	6,846	6,846	—
Deferred tax liability	—	—	(1,926)	(1,926)	—
Asset revaluation surplus	—	—	(1,195)	(1,195)	—
Balances with Valor Denmark:
Amounts payable	—	—	2,305	2,305	—
Investment prior to acquisition	—	—	(3,824)	(3,824)	—
	$—	$—	$8,763	$8,763	$—
Cash paid and received during the year for:
Interest received	$501	$734	$729	$557	$413
Income taxes paid	$237	$73	$276	$320	$241
Supplemental disclosure of non-cash investing and financing activities:
Net unrealized gains (losses) on marketable securities	$13	$(83)	$196	$115	$242
Net unrealized gains (losses) on hedging instruments	$30	$(4)	$6	$(13)	$51
Investment in an associate against payable	$500	$—	$—	$—	$—

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 1: General

(a)	Valor Computerized Systems Ltd. (“the Company”), which is incorporated under the laws of Israel, is located in 4 Faran Street, Yavne, Israel. The Company and its subsidiaries (“the Group”) design, develop, market and support software solutions for the fabrication, design and assembly segments of the Printed Circuit Boards (“PCB”) manufacturing industry. The Group’s products are marketed in Europe, Asia and U.S. through wholly-owned subsidiaries in each region.
(b)	The Company has a 50% interest in a joint venture partnership Frontline P.C.B Solutions Ltd. (“the joint venture”) together with Orbotech Ltd. (“Orbotech”), an Israeli developer of inspection and imaging solutions for PCB production. The joint venture is engaged in the design, development, marketing and support of software solutions for the fabrication segment of the PCB manufacturing industry.
(c)	In February 2004, the Company signed an agreement with TraceXpert, a Danish company, according to which, Valor and TraceXpert established an entity (“Valor Denmark”), which would facilitate integration of the Company’s and TraceXpert’s products and joint development and marketing of manufacturing execution system (MES) solutions. Until May 2006, the Company had an equity interest in Valor Denmark (see Note 19). In May 2006, the Company signed a purchase agreement to acquire the entire share capital of Valor Denmark and commenced its consolidation thereafter (see Note 20).

Note 2: Significant Accounting Policies

The consolidated financial statements of the Group for the year ended December 31, 2006 were authorized for issue in accordance with a resolution of the Company’s board of directors dated October 17, 2007. The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The consolidated financial statements have been prepared on a historical cost basis except for available-for-sale investments and derivatives which have been measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when otherwise indicated.

(a)	Interim Financial Information

The Company’s consolidated balance sheet as of September 30, 2007 and the related consolidated statements of operations, statement of changes in equity, and cash flows for the nine months ended September 30, 2006 and 2007 are unaudited. This unaudited information has been prepared by the Company on the same basis as the audited annual consolidated financial statements and, in management’s opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for interim financial reporting for the periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements.

(b)	Use of assumptions, estimates and judgments:

The preparation of financial statements in accordance with IFRS requires estimates and assumptions by the Company’s management. Management is not presently aware of any significant uncertainty in applying these estimates that might result in a material change in the carrying amounts of assets and liabilities within the next financial year. In the process of applying the entity’s accounting policies, management makes various judgments, apart from those involving estimations, that can significantly affect the amounts recognized in the financial statements. The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

—	Impairment of goodwill — The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of “the value in use” of the cash-generating units to which the goodwill is allocated. Estimating the value in use amount requires management to make an estimate of the expected future cash flows from the cash-generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 2: Significant Accounting Policies  – (continued)

—	Severance pay liability — The cost of defined benefit plan is determined using actuarial valuations. The actuarial valuation involves making assumptions, mainly about discount rates, expected rates of return on assets and future salary increases. Due to the long term nature of this plan, such estimates are subject to significant uncertainty. Further details are given in Note 9.
(c)	Foreign currency translation:

The majority of the Company’s sales are made outside Israel, in non-Israeli currencies, mainly the U.S. dollar. A substantial portion of the Company’s expenses, mainly selling and marketing expenses and service costs are incurred in or linked to U.S. dollars. Therefore, the Company has determined that the U.S. dollar is the currency of the primary economic environment of the Company and of certain of its subsidiaries, and thus its functional and presentation currency. Transactions in non-dollar currencies are converted based on the exchange rate on the date of the transaction. Monetary assets and liabilities in non-dollar currencies are converted at the exchange rate on the balance sheet date. Exchange rate differences are recorded in the statement of income.

Non-monetary items that are measured at historical cost in non-dollar currencies are translated at the historical exchange rate on the date of the transaction.

The financial statements of certain subsidiaries, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. Assets and liabilities of these subsidiaries have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using an average exchange rate. The resulting translation adjustments are reported as a separate component of equity. At the time of disposal of these subsidiaries, the deferred cumulative amount recognized in equity relating to those subsidiaries will be recognized in the statement of income.

(d)	Share-based payment:

IFRS 2, “Share-Based Payment”, requires an expense to be recognized where the Group buys goods or services in exchange for shares or rights over shares (“equity-settled transactions”), or in exchange for other assets equivalent in value to a given number of shares or rights over shares (“cash-settled transactions”). IFRS 2 requires the Group the expensing of employees’ and directors’ share options (equity-settled transactions).

The Group has applied IFRS 2 to all periods presented and has taken advantage of the transitional provisions of IFRS 2 in respect of equity settled awards. As a result, the Group has applied IFRS 2 only to equity settled awards granted after November 7, 2002 that had not vested by December 31, 2004.

The effect of the adoption of IFRS 2 as of January 1, 2004, resulted in an increase in share premium and a decrease of retained earnings of $318 to reflect the cumulative effect as of that date.

The cost of equity settled transactions is measured by reference to the fair value of the stock options at the date on which they were granted. Fair value is determined by using an option-pricing model.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date the options vest. The cumulative expense, recognized at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for amounts that do not ultimately vest.

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 2: Significant Accounting Policies  – (continued)

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2004, 2005 and 2006, was comprised as follows:

	Year Ended December 31,
	2004	2005	2006
Cost of revenues	$—	$22	$5
Research and development, net	80	160	21
Selling and marketing	199	265	201
General and administrative	119	129	107
Total stock-based compensation expenses	$398	$576	$334
(e)	Principles of consolidation:

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries, after the elimination of all intercompany balances, transactions, income and expenses and profits and losses resulting from intra-group transactions.

Subsidiaries are consolidated from the date the parent obtains control until such time control ceases. Acquisitions of subsidiaries are accounted for using the purchase method of accounting. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The financial statements of the 50% owned joint venture are accounted for by the proportionate consolidation method in accordance with IAS 31, “Financial Reporting of Interests in Joint Ventures” which involves recognition of a proportionate share of the joint venture’s assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis. The financial statements of the joint venture are prepared for the same reporting year as the parent company, using consistent accounting policies.

(f)	Investment in an associated company:

An associated company is an entity in which the Company has significant influence. The investment in an associated company is accounted for using the equity method of accounting. Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post acquisition changes in the Company’s share of net assets of the associated company.

Goodwill relating to the investment in the associated company is included in the carrying amount of the investment and is not amortized. The income statement reflects the share of the results of operations of the associated company. Profits and losses resulting from transactions between the Group and the associated company are eliminated to the extent of the interest in the associated company.

The reporting dates of the associated company and the Company are identical and the associated company’s accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

(g)	Scope of consolidation:

The consolidated financial statements include the financial statements of the Company and of the following companies as of December 31, 2004, 2005 and 2006, except where noted:

Ownership and Control (%)
Valor Computerized Systems Inc.	100
Valor Computerized Systems Far East	100
Valor Computerized Systems GmbH	100
Valor Computerized Systems U.K.	100

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 2: Significant Accounting Policies  – (continued)

Ownership and Control (%)
Valor Computerized Systems Japan KK	100
Valor Computerized Systems NV	100
Valor Computerized Systems Oy (Harelda)	100
Valor Computerized Systems Singapore	100
T-V Holding A/S(1)	100
Valor Denmark(1)	100
Frontline P.C.B Solutions Ltd.(2)	50

(1)	Valor Denmark is a wholly-owned subsidiary of T-V Holding A/S – see also Note 20. T-V Holding A/S was acquired during 2006.
(2)	See Note 18.
(h)	Cash and cash equivalents:

Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the date of purchase.

(i)	Securities available-for-sale:

Securities available-for-sale are measured at fair value. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income. The cost of a security sold is determined based on specific identification of the security. The fair value is determined, based on the quoted market price on the balance sheet date.

(j)	Trade receivables:

Trade receivables are recognized and carried at the original invoiced amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred or identified.

(k)	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation and accumulated impairment of value. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets as follows:

Years
Computers and peripheral equipment	3 – 5
Office furniture and equipment	6 – 15
Motor vehicles	6
Leasehold improvements	The shorter of the term of the lease or the life of the asset

The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and recoverable amount of such assets in accordance with IAS 36, “Impairment of Assets.” No impairment losses have been identified in the periods presented.

(l)	Inventories:

Inventories consist of finished goods and are presented at the lower of cost or net realizable value. Their cost is determined at weighted average cost.

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 2: Significant Accounting Policies  – (continued)

(m)	Deferred taxes:

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred taxes are determined in accordance with IAS 12, “Income Taxes”.

Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses to the extent that it is probable they can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred taxes are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted at the balance sheet date.

(n)	Intangible assets:

The intangible assets which consist of technology and customer list were acquired in a business combination and are recorded at their fair value as of the date of acquisition. Following initial recognition, the technology and customer list are carried at cost and amortized using the straight-line method over an estimated useful life of five years during which benefits are expected to be received. Intangible assets are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets is recognized in the income statements in the expense category consistent with the function of the intangible asset.

As of December 31, 2006, no impairment losses or changes in useful life have been identified.

(o)	Goodwill:

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The Group’s goodwill which relates to the assembly segment derives from the acquisition of Valor Denmark in 2006 and is tested for impairment at the cash generating unit level by a comparison of the recoverable amount of the cash generating unit with its carrying value. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its annual impairment test of goodwill as at December 31. No impairment losses have been identified in the periods presented.

The recoverable amount of the cash generating unit has been determined based on a “value in use” calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 18% and cash flows beyond the 5-year period are extrapolated using a 5.0% growth rate based on published industry research.

The calculation of the value is based on the following assumptions:

Weighted average cost of capital (“WACC”) or discount rate reflects management estimates of the risks specific to the cash generating unit. The WACC is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected industry capital structure. In determining the discount rate, consideration has been given to the yield on the twenty-year government bond at the beginning of the forecasted period.

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 2: Significant Accounting Policies  – (continued)

Growth rate estimates – Rates are based on published industry research. The growth rate is used to extrapolate cash flow beyond the projection period.

Sensitivity to changes in assumptions:

There are reasonably possible changes in key assumptions which could cause the carrying value of the cash generating unit to exceed its recoverable amount. The actual recoverable amount of Valor Denmark as of December 31, 2006 exceeded the carrying amount by $6,318. Implications of these key assumptions on the recoverable amount are discussed below:

WACC – The Company has determined that the WACC of Valor Denmark was approximately 15% after tax and the implied WACC before tax was approximately 18%. An increase of 5.7% in the WACC would give a value in use equal to the carrying amount of Valor Denmark.

Growth rate – The Company has determined that the growth rate of Valor Denmark was approximately 5% and, even in case of an adverse change in the business environment which would cause a reduction of 5% in the growth rate, the value in use would exceed the carrying amount of Valor Denmark.

(p)	Revenue recognition:

Product sales revenues are comprised of licenses and subscriptions revenues. Licenses revenues are perpetual license fees that are primarily derived from contracts with corporate customers and value added resellers, which are all considered end-users. License revenues are recognized when a license agreement has been executed or a definitive purchase order has been received, the product has been delivered to end customers, the fee is fixed or determinable and collectiblity is probable. The Company considers certain arrangements with payment terms extending beyond customary payment terms not to be fixed or determinable. If the fee is considered not to be fixed or determinable, revenue is deferred and recognized when payments become due. If collectibility is not considered probable, revenues are recognized when the fee is collected. For electronic delivery, the software is considered as delivered when the Company has provided the customer with the access codes that allow for immediate possession of the software. Revenues from subscription contracts are recognized on a straight-line basis, over the life of the related subscription.

Deferred revenues include amounts received from customers for which revenues have not been recognized

Revenues from services include maintenance, consulting, engineering and training revenues. The consulting, engineering and training revenues are recognized when the service is provided. Maintenance revenues are comprised of revenues from support arrangements that include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis, over the life of the related agreement, which is typically one year.

(q)	Research and development costs:

Research costs are expensed as incurred. Development costs in respect of individual projects are capitalized only if future recoverability is reasonably assured and various other criteria as set forth in IAS 38 (“Intangible Assets”) have been met. Since these criteria have not been satisfied, development costs are expensed.

(r)	Severance pay liability:

The Company operates a defined benefit plan for severance pay pursuant to the Israel’s Severance Pay Law. Under the Severance Pay Law, Israeli resident employees are entitled to receive severance pay upon involuntary termination of employment, or upon retirement, which is calculated based on the most recent monthly salary at the time of termination, multiplied by the number of years of employment.

The Company funds its liability for severance pay by monthly payments to pension funds and insurance companies (“plan assets”). The plan assets include profits accumulated up to the balance sheet date. The plan assets may be withdrawn only in accordance with Israel’s Severance Pay Law or labor agreements.

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 2: Significant Accounting Policies  – (continued)

The cost for providing severance pay is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized immediately in the period in which they occur.

The severance pay liability recognized in the balance sheet represents the present value of the defined benefit obligation reduced by the fair value of plan assets.

(s)	Treasury shares:

Equity instruments of the Company which are reacquired (treasury shares) are deducted from equity. No gain or loss is recognized as profit or loss, respectively, on the purchase, sale, issue or cancellation of the treasury shares.

(t)	Earnings per share:

Basic earnings per share have been computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each period, adjusted for the effect of dilutive options.

(u)	Derivative financial instruments:

The Company uses derivative financial instruments, such as forward exchange rate contracts, to hedge its risks associated primarily with foreign currency fluctuations. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The derivatives are carried as assets or liabilities, when the fair value is positive or negative, respectively.

For the purpose of hedge accounting, hedges are classified into two categories: (a) fair value hedges, which hedge the exposure to changes in the fair value of a recognized asset or liability; and (b) cash flow hedges, which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges that meet the conditions for hedge accounting, any gains or losses from remeasuring the hedging instrument to fair value are recognized immediately in the statement of income. Any gain or loss arising from the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the statement of income.

In relation to cash flow hedges that meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the statement of income.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. Where the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the statement of income for the period.

(v)	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables. Cash and cash equivalents are invested mainly in U.S. dollars with major banks in Israel. Accordingly, the Company’s management believes that minimal credit risk exists with respect to cash and cash equivalents. The Company’s trade receivables are derived from sales to customers located in North America, Far East, Japan and Europe. The Group generally does not require collateral; however, in certain circumstances, the Group may require letters of credit, additional guarantees or advance payments. The Group performs ongoing credit evaluations of their customers. Based upon management’s estimate, an allowance for doubtful accounts is determined with respect to specific receivables which the collection may be doubtful.

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 2: Significant Accounting Policies  – (continued)

The Company’s management believes that since the abovementioned activities were transacted with well-established institutions, the liabilities owed to the Company will be fulfilled.

(w)	IFRSs and IFRIC interpretations:

The following are IFRSs and IFRIC interpretations that have been issued recently:

(1)	IFRS 7 – Financial Instruments: Disclosures and Amendment to IAS 1 – Presentation of Financial Statements:

Pursuant to this standard, comprehensive disclosures are required in respect of capital and the substance of financial instruments and their impact on the entity’s financial position and results of operations as well as qualitative and quantitative disclosures of the nature and scope of risks. The standard was adopted for annual financial statements for periods beginning on or after January 1, 2007.

The adoption the new standard is not expected to have a material effect on the Company’s financial statements.

(2)	IFRS 8 – Operating Segments:

IFRS 8 (“the Standard”) discusses operating segments and replaces IAS 14. The Standard applies to companies whose securities are listed or undergoing listing for trade on any securities stock exchange. The Standard will be applicable to annual financial statements for periods commencing after January 1, 2009. The Standard can be applied early. The provisions of the Standard will be applied retrospectively, by restatement, unless the disclosure required is unavailable or impractical to obtain.

The Standard determines that an entity will adopt a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Furthermore, disclosure is required regarding revenues deriving from the entity’s products or services (or from a group of products and similar services), the countries in which these revenues are derived or the assets or principal customers are located , regardless of whether management uses this information for making operating decisions. The Company estimates that the adoption of IFRS 8 will not have an effect on the financial statements.

(3)	IFRIC8 – Adoption of IFRS 2 discussing Share-based Payment:

IFRIC 8 discusses share-based payment transactions where part or all of the goods or services are not specifically identifiable. These goods or services are measured upon the date of grant as the difference between the fair value of the share-based payment and the fair value of the identifiable goods or services. The interpretation will be applicable for annual periods beginning on or after May 1, 2006. The adoption of IFRIC 8 is not expected to have an effect on the financial statements.

(4)	IFRIC 10 – Interim Financial Reporting and Impairment:

IFRIC 10 prohibits the reversal of an impairment loss recognized in the past in the interim financial statements with respect to goodwill, investment in an equity instrument or financial asset presented at cost. The interpretation will be applicable for annual periods beginning on or after November 1, 2006. The adoption of IFRIC 10 did not have an effect on the financial statements.

(5)	IAS 1 (Revised), Presentation of Financial Statements:

IAS 1 (Revised) requires entities to present a separate statement of comprehensive income disclosing, other than the net income as stated in the income statement, all the items carried in the reported period directly to equity that do not derive from transactions with the shareholders in their capacity as shareholders (other comprehensive income) such as foreign currency translation adjustments of foreign operations, reclassification of fair value to available-for-sale financial assets, adjustments to revaluation reserve of fixed assets and such, while properly allocated between the Company and the minority interests. Alternatively, the items of other comprehensive income may be disclosed along with the items of the income statement in one single statement entitled statement of comprehensive income. Only the

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 2: Significant Accounting Policies  – (continued)

items carried to equity deriving from transactions with the shareholders in their capacity as shareholders (such as capital issuances, dividend distribution etc.) will be disclosed in the statement of changes in equity as will the summary line carried forward from the statement of comprehensive income, while properly allocated between the Company and the minority interests. IAS 1 (Revised) is effective for annual financial statements for periods commencing on January 1, 2009 with early adoption permitted. The effect of the adoption of IAS 1 (Revised) will require the Company to disclose the above items in the financial statements.

(6)	IFRIC 11 IFRS 2 Group and Treasury Share Transactions:

IFRIC Interpretation 11 was issued in March 2006 and becomes effective for annual periods beginning on or after March 1, 2007. This interpretation requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The Company expects that this interpretation will have no impact on its financial statements since no such equity instruments currently exist.

(7)	IFRIC 12 Service Concession Arrangements:

IFRIC Interpretation 12 was issued in November 2006 and becomes effective for annual periods beginning on or after January 1, 2008. This Interpretation applies to service concession operators and explains how to account for the obligations undertaken and rights received in service concession arrangements. No member of the Group is an operator and hence this Interpretation will have no impact on the Group.

(8)	IFRIC 13 Customer Loyalty Programs:

IFRIC Interpretation 13 was issued in June 2007 and becomes effective for annual periods beginning on or after July 1, 2008. This Interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. The Company expects that this interpretation will have no impact on its financial statements as no such programs currently exist.

Note 3: Marketable Securities

Marketable securities as of December 31, 2004, 2005 and 2006 were all with contractual maturities of less than 1 year as follows:

	December 31, 2004
	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government and corporate debentures – fixed interest rate	$2,431	$36	$—	$2,467

	December 31, 2005
	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government and corporate debentures – fixed interest rate	$1,699	$—	$(47)	$1,652

	December 31, 2006
	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government and corporate debentures – fixed interest rate	$11,211	$149	$—	$11,360

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 3: Marketable Securities  – (continued)

Marketable securities as of September 30, 2007 were all investments in government and corporate debentures – fixed interest rate with contractual maturities as follows:

	September 30, 2007 (Unaudited)
	Amortized Cost/Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Less than one year	$3,483	$263	$—	$3,746
Between one year to five years	10,293	128	(6)	10,415
Over five years	694	6	—	700
Total	$14,470	$397	$(6)	$14,861

The unrealized losses on the Company’s investments in all types of securities are due to interest rate increases. The Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2006 and as of September 30, 2007.

Note 4: Trade Receivables

	December 31,
	2004	2005	2006
Trade receivables	$5,824	$6,306	$5,534
Allowance for doubtful accounts	(364)	(353)	(471)
	$5,460	$5,953	$5,063

Changes in the Group’s allowance for doubtful accounts are as follows:

Allowance for Doubtful Accounts
Balance as of January 1, 2004	$605
Provision, net of recoveries	(214)
Write-off	(27)
Balance as of December 31, 2004	364
Provision, net of recoveries	176
Write-off	(187)
Balance as of December 31, 2005	353
Provision, net of recoveries	203
Write-off	(85)
Balance as of December 31, 2006	$471

Note 5: Other Current Assets

	December 31,
	2004	2005	2006
Government authorities (primarily VAT)	$319	$123	$350
Prepaid expenses	325	493	304
Employees	33	72	27
Inventory	—	—	366
Deposits	—	261	292
Other	621	380	326
	$1,298	$1,329	$1,665

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 6: Property and Equipment

	Computers and Peripheral Equipment	Office Furniture and Equipment	Motor Vehicles	Leasehold Improvements	Total
December 31, 2004
Cost:
Balance as of January 1, 2004	$2,904	$948	$125	$1,266	$5,243
Additions during the year	286	43	—	2	331
Disposals during the year	(11)	—	—	—	(11)
Currency translation differences	23	6	—	37	66
Balance as of December 31, 2004	3,202	997	125	1,305	5,629
Accumulated depreciation:
Balance as of January 1, 2004	2,626	480	4	590	3,700
Additions during the year	264	99	18	157	538
Disposals during the year	(5)	—	—	—	(5)
Currency translation differences	24	5	—	12	41
Balance as of December 31, 2004	2,909	584	22	759	4,274
Net carrying amount as of December 31, 2004	$293	$413	$103	$546	$1,355

	Computers and Peripheral Equipment	Office Furniture and Equipment	Motor Vehicles	Leasehold Improvements	Total
December 31, 2005
Cost:
Balance as of January 1, 2005	$3,202	$997	$125	$1,304	$5,628
Additions during the year	241	14	120	4	379
Disposals during the year	(2)	—	(57)	—	(59)
Currency translation differences	(57)	(25)	—	(34)	(116)
Balance as of December 31, 2005	3,384	986	188	1,274	5,832
Accumulated depreciation:
Balance as of January 1, 2005	2,909	584	22	759	4,274
Additions during the year	262	55	28	136	481
Disposals during the year	(1)	—	(29)	—	(30)
Currency translation differences	(42)	(19)	—	(21)	(82)
Balance as of December 31, 2005	3,128	620	21	874	4,643
Net carrying amount as of December 31, 2005	$256	$366	$167	$400	$1,189

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 6: Property and Equipment  – (continued)

	Computers and Peripheral Equipment	Office Furniture and Equipment	Motor Vehicles	Leasehold Improvements	Total
December 31, 2006
Cost:
Balance as of January 1, 2006	$3,384	$986	$188	$1,274	$5,832
Additions during the year	271	107	—	506	884
Disposals during the year	—	(4)	(26)	—	(30)
Acquisition of Valor Denmark	56	42	—	—	98
Currency translation differences	5	(10)	—	20	15
Balance as of December 31, 2006	3,716	1,121	162	1,800	6,799
Accumulated depreciation:
Balance as of January 1, 2006	3,128	620	21	875	4,644
Additions during the year	266	95	27	125	513
Disposals during the year	—	(4)	(13)	—	(17)
Currency translation differences	4	(9)	—	19	14
Balance as of December 31, 2006	3,398	702	35	1,019	5,154
Net carrying amount as of December 31, 2006	$318	$419	$127	$781	$1,645

Note 7: Intangible Assets

	Acquired Technology	Software	Customer List	Total
December 31, 2004
Cost:
At January 1, 2004	$—	$433	$—	$433
Additions during the year	—	73	—	73
At December 31, 2004	$—	$506	$—	$506
Amortization:
At January 1, 2004	$—	$189	$—	$189
Amortization	—	101	—	101
At December 31, 2004	$—	$290	$—	$290
Net carrying amount as of December 31, 2004	$—	$216	$—	$216
December 31, 2005
Cost:
At January 1, 2005	$—	$506	$—	$506
Additions during the year	—	116	—	116
At December 31, 2005	$—	$622	$—	$622
Amortization:
At January 1, 2005	$—	$290	$—	$290
Amortization	—	68	—	68
At December 31, 2005	$—	$358	$—	$358
Net carrying amount as of December 31, 2005	$—	$264	$—	$264

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 7: Intangible Assets  – (continued)

	Acquired Technology	Software	Customer List	Total
December 31, 2006
Cost:
At January 1, 2006	$—	$622	$—	$622
Additions during the year	—	179	—	179
Acquisition of Valor Denmark (Note 20)	1,975	—	5,029	7,004
Foreign currency translation differences	87	—	183	270
At December 31, 2006	$2,062	$801	$5,212	$8,075
Amortization:
At January 1, 2006	$—	$358	$—	$358
Amortization	223	83	613	919
Foreign currency translation differences	10	—	28	38
At December 31, 2006	$233	$441	$641	$1,315
Net carrying amount as of December 31, 2006	$1,829	$360	$4,571	$6,760

Amortization expense is recorded in cost of sales, marketing and selling and in research and development expenses.

Note 8: Employees and Payroll Accruals and Other Current Liabilities

(a)	Employees and payroll accruals:

	December 31,
	2004	2005	2006
Institutions – employees	$152	$136	$150
Wages	812	2,146	1,334
Provision for vacation pay	656	621	1,244
Accrued Commission	83	138	221
	$1,703	$3,041	$2,949
(b)	Other current liabilities:

	December 31,
	2004	2005	2006
Government authorities (primarily VAT)	$109	$327	$159
Accrued expenses	726	658	616
	$835	$985	$775

Note 9: Severance Pay Liability

The Company operates a defined benefit plan for severance pay pursuant to the Israel’s Severance Pay Law. The following tables summarize the components of net benefit expense recognized in the income statements and the amounts recognized in the balance sheet.

Information on defined benefit plan:

(a)	Expenses in respect of employee benefits, net:

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 9: Severance Pay Liability  – (continued)

	Year Ended December 31,
	2004	2005	2006
Cost of current service	$321	$244	$400
Interest expenses in respect of benefit liabilities	80	54	111
Expected return on the plan’s assets	(36)	(24)	(58)
Net actuarial loss (gain) recognized in the year	137	(144)	36
Total expenses in respect of employee benefits	$502	$130	$489

	Nine Months Ended September 30,
	2006	2007
	(Unaudited)
Cost of current service	$183	$305
Interest expenses in respect of benefit liabilities	50	81
Expected return on the plan’s assets	(30)	(52)
Net actuarial loss (gain) recognized	35	(60)
Total expenses in respect of employee benefits	$238	$274
(b)	The plan’s assets (liabilities):

	December 31,			September 30, 2007
	2004	2005	2006
				(Unaudited)
Liabilities in respect of defined benefit plan	$1,262	$1,679	$1,942	$2,108
Fair value of the plan’s assets	(691)	(1,143)	(1,354)	(1,555)
Total liabilities, net	571	536	588	$553
(c)	Changes in the present value of the defined benefit obligations are as follows:

	December 31,			September 30, 2007
	2004	2005	2006
				(Unaudited)
Liability as of January 1	$1,051	$1,262	$1,679	$1,942
Interest cost	80	54	111	81
Current service cost	321	244	400	305
Benefits paid	(123)	(106)	(193)	(38)
Actuarial losses (gains) on obligation	(67)	225	(55)	(182)
Total liabilities	$1,262	$1,679	$1,942	$2,108
(d)	The plan’s assets:
(1)	The plan’s assets include primarily stocks and bonds held in a long-term employee benefit fund as well as in managers’ insurance policies.
(2)	The Company expects to contribute $477 to its defined benefit plan in 2007. The Company also expects to pay $84 benefit to employees through December 31, 2007.
(2)	Changes in the fair value of the plan assets are as follows:

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 9: Severance Pay Liability  – (continued)

	December 31,			September 30, 2007
	2004	2005	2006
				(Unaudited)
The plan’s assets as of January 1	$536	$691	$1,143	$1,354
Expected return	36	24	58	52
Contributions by employer	404	112	437	309
Benefit paid	(81)	(53)	(193)	(38)
Actuarial gains (losses)	(204)	369	(91)	(122)
Total assets	$691	$1,143	$1,354	$1,555

Total expected rate of return on the plan’s assets is determined based on types of assets.

(e)	The principal assumptions used in determining employee benefit obligations for the Group’s defined benefit plan are shown below:

	December 31,			September 30, 2007
	2004	2005	2006
	%	%	%	%
				(Unaudited)
Discount rate	7.2%	6.7%	6.0%	6.0%
Expected rate of return on the plan’s assets	4.5%	3.2%	4.6%	4.6%
Future salary increases	4.0%	4.0%	4.0%	4.0%

Note 10: Commitments

The Group leases their office space under non-cancellable operating lease agreements for periods through 2010. Future minimum commitments under these leases are as follows:

	December 31,
	2004	2005	2006
2005	$597	$—	$—
2006	592	596	—
2007	448	608	668
2008	260	466	494
2009	165	372	372
2010	5	169	112
	$2,067	$2,211	$1,646

Expenses for lease of facilities for the years ended December 31, 2004, 2005, and 2006 and for the period ended September 30, 2007 were $872, $718, $621 and $584, respectively.

The Company leases motor vehicle under a cancellable lease agreement. As of September 30, 2007, the Company has an option to cancel the lease agreement, which may result in penalties in the maximum amount of $25.

Note 11: Equity

(a)	As of December 31, 2005 and 2006, the Company held 1,492,026 treasury shares at a total cost of $3,591.

Ordinary shares are entitled to voting rights at all shareholders’ meetings, rights to receive dividends and participation rights in the event of liquidation of the Company. There are no special or preferential rights afforded to any ordinary shares as of the date of these financial statements.

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 11: Equity  – (continued)

(b)	Stock warrants:

The Company’s outstanding warrants to purchase ordinary shares as of December 31, 2006 are as follows:

Date granted	Number of Warrants	Amount of Shares Exercisable Into	Exercise Price	Expiration Date
2000(1)	135,000	135,000	$7.8	2010
2002(2)	60,000	60,000	$0.996	2012
2003(3)	51,055	51,055	$5.66	2013
Total	246,055	246,055	$5.70

(1)	The Company issued warrants to a former shareholder of Harelda OY, a company acquired in 2000.
(2)	The Company issued warrants to its legal counsel for certain legal services.
(3)	The Company signed an agreement with a subcontractor in respect of the development of the Company’s products.

During 2002-2003, the Company recorded compensation expenses with respect to warrants issued to non-employees. The warrants were measured using option valuation models. The cost of those equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date the options vest.

(c)	Stock options:

The Company adopted nine stock option plans: the 1994 Stock Option Plan (“1994 Plan”), the 1999 Stock Option Plan (“1999 Plan”), the 2000 Stock Option Plan (“2000 Plan”), the 2001 Voluntary Stock Option Plan (“2001 Plan”), the 2002 Stock Option Plan (“2002 Plan”), the 2003 Stock Option Plan (“2003 Plan”), the 2004 Stock Option Plan (“2004 Plan”), the 2005 stock option plan (“2005 Plan”) and the 2006 stock option plan (“2006 Plan”) and the 2007 stock option plan (“2007 Plan”). Under these plans, the Company’s board of Directors may grant to employees options to purchase ordinary shares. Pursuant to its 2007 plan the Company reserved for issuance 535,000 ordinary shares. As of September 30, 2007, the Company still has 397,475 ordinary shares available for future grant. Options generally have an exercise price equal to the market price of the Company’s shares at the date of grant. Commencing July 19, 2007, the Company changed its policy for grants of stock options to its Israeli employees and determined that the exercise price for such grants equals to the average value of the Company’s shares on the thirty trading days prior to the date of grant. Options generally vest over a period of two to four years.

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2005		2006		2006		2007
	Amount	Weighted Average Exercise Price	Amount	Weighted Average Exercise Price	Amount	Weighted Average Exercise Price	Amount	Weighted Average Exercise Price	Amount	Weighted Average Exercise Price
							(Unaudited)		(Unaudited)
Outstanding at beginning of year	4,375,250	$1.58	4,459,960	$1.90	4,680,910	$2.04	4,680,910	$2.04	4,204,699	$2.54
Granted(*)	900,000	$3.23	538,500	$3.18	750,250	$4.36	625,075	$4.04	940,500	$5.60
Exercised	(355,095)	$1.39	(219,025)	$1.29	(973,636)	$1.37	(874,791)	$1.07	(800,373)	$1.46
Forfeited	(460,195)	$1.88	(98,525)	$3.38	(252,825)	$3.14	(387,650)	$3.04	(112,975)	$3.05
Outstanding at end of year	4,459,960	$1.90	4,680,910	$2.04	4,204,699	$2.54	4,043,544	$2.46	4,231,851	$3.41

(*)	The weighted average fair value of the options granted in 2004, 2005 and 2006 was $0.68, $1.18 and $1.22, respectively. The fair value of the options granted is estimated as of the date of grant using a Binomial option pricing model taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the years ended December 31, 2004, 2005 and 2006:
(**)	The weighted average share price at the date of exercise for the years 2004, 2005 and 2006 were $3.09, $3.35 and $4.22, respectively.

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 11: Equity  – (continued)

	December 31,			September 30, 2007
	2004	2005	2006
				(Unaudited)
Dividend yield	5%	5%	5%	5%
Weighted average expected volatility	58%	63%	54%	51%
Weighted average risk free interest	3.65%	4.21%	3.84%	4.45%
Expected life of option (years)	4	4	4	4
Weighted average share price ($)	3.23	3.18	4.36	5.38

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The options maximum contractual term is 10 years.

The options outstanding as of December 31, 2006, have been separated into ranges of exercise prices as follows:

Options Outstanding As of December 31, 2006	Exercise Price	Weighted Average Remaining Contractual Life
		(Years)
1,362,349	$0.78 – 0.97	6.13
161,750	$1.08 – 1.89	5.98
701,900	$2.19 – 2.78	5.81
1,204,000	$3.03 – 3.71	7.78
741,700	$4.07 – 4.80	8.76
33,000	$8.13 – 9.50	3.71
4,204,699		6.99

The number of options exercisable as of December 31, 2005 and 2006 was 2,594,707 and 2,483,860, respectively. The number of options vested and expected to vest as of December 31, 2006 and September 30, 2007 was 3,357,639 and 3,641,008, respectively. The weighted average exercise price of options exercisable and vested and expected to vest was $1.76 and $2.33 as of December 31, 2006, respectively and $3.20 and $2.01 as of September 30, 2007, respectively. As of December 31, 2006, $779,547 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 3 years.

The weighted average remaining contractual life of options exercisable and vested and expected to vest as of December 31, 2006 was 4.91 years and 6.20 years, respectively.

The total intrinsic value of options outstanding, exercisable, vested and expected to vest as of December 31, 2006 was $12,753, $9,570 and $11,721, respectively. The total intrinsic value of options outstanding, exercisable, vested and expected to vest as of September 30, 2006 was $15,131, $10,436 and $13,264, respectively (unaudited) and as of September 30, 2007 was $11,482, $7,795 and $9,962, respectively (unaudited). The weighted average share price and total intrinsic value of options exercised during the years ended December 31, 2004, 2005, 2006 was approximately $605, $451 and $2,770, respectively.

The total intrinsic value of options exercised during the nine months ended September 30, 2006 and 2007 was $2,565 and $3,084, respectively (unaudited).

The total expense recorded in respect of share-based payments in 2004, 2005 and 2006, and in the nine months ended September 30, 2006 and 2007 amounted to $398, $576, $334, $192 and $488 respectively.

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 12: Earnings Per Share

The following reflects the share data used in the basic and diluted earnings per share computations. All share data excludes treasury shares:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Weighted average number of Ordinary shares for basic earnings per share	18,273,778	18,552,412	19,421,445	19,157,996	20,098,580
Effect of dilution:
Share options and warrants(1)	1,336,431	1,066,004	1,456,283	883,125	1,340,841
Adjusted weighted average number of Ordinary shares for diluted earnings per share	19,610,209	19,618,416	20,877,728	20,041,121	21,439,421

(1)	Excludes 628,005, 713,955 and 564,055 options which as of December 31, 2004, 2005 and 2006, respectively, are anti-dilutive.

Note 13: Dividend Paid

In accordance with resolutions approved by the shareholders in meetings held on March 29, 2007, February 5, 2006, March 10, 2005 and February 2, 2004, the Company paid dividends in the amounts of 2,817 ($0.14 per share), $996 ($0.05 per share), $1,622 ($0.09 per share) and $2,595 ($0.14 per share), respectively.

Note 14: Financial Instruments

(a)	The Company’s cash, cash equivalents, short-term bank deposits and investments in marketable securities are invested in highly rated financial institutions, and approximate their fair value due to the short-term maturities of these instruments. Also the carrying value of trade and other receivables and current liabilities approximate their fair value.
(b)	The Company develops and sells its products in several countries and, as a result, is exposed to changes in foreign currency exchange rates. The primary purpose of the Company’s foreign currency hedging activities is to protect against the volatility associated with foreign currency created in the normal course of business. The Company utilizes forward exchange contracts with maturities of less than twelve months to hedge foreign-currency-denominated forecasted transactions.

The Company has a number of foreign exchange contracts outstanding as of December 31, 2006 that has been entered into as a hedge of budgeted expenses denominated in NIS and Euro. The foreign exchange contracts provide for the Company to sell dollars in exchange for NIS or Euro in the aggregate notional amount of approximately $600 at a predetermined forward rate with settlement dates that range from one month up to nine months.

Note 15: Taxes on Income

(a)	Israeli income tax:

Results for tax purposes are measured in accordance with the changes in the exchange rate of the NIS against the dollar for a “foreign investors” company.

The Company has been granted “Approved Enterprise” status for separate investment programs approved in 1992, 1996, 1998, 2000, 2004 and 2005, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 (“the Law”).

Undistributed Israeli income derived from each of its “Approved Enterprise” programs entitles the Company to a tax exemption for a period of two years and to a reduced tax rate of 10% – 25% for an additional period of five to eight years ending between 2007 through 2014 (depending on the level of foreign-investment in the Company).

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 15: Taxes on Income  – (continued)

These tax benefits are subject to a limitation of the earlier of 12 years from commencement or operations, or 14 years from receipt of approval. Thereafter, the Company’s income will be subject to the regular income tax rate.

The Company completed the implementation of its first, second, third and fourth investment programs in 1995, 1997, 2000 and 2002, respectively.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation of the Company, the Company will be required to pay tax at the rate of 10% to 25% on the amount distributed (based on the percentage of foreign ownership in each tax year). In addition, these dividends will be subject to 15% withholding tax.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

(1)	On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.
(2)	However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Israeli subsidiary’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.
(b)	Reduction in corporate tax rate:

On July 25, 2005, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 147) 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26%, 2010 and thereafter – 25%.

The Company is an “industrial company” under the Law for the Encouragement of Industry (Taxation), 1969 and as such is entitled to certain tax benefits, including a reduction in the purchase price for patents or certain other intangible property rights at the rate of 12.5% per year beginning with the first year the Company used such intangible property rights and the deduction of public offering expenses over three years.

(c)	The income tax expense as reported in the financial statements differs from the amount computed by applying the statutory income tax rate, as follows:

	Year Ended December 31,
	2004	2005	2006
Profit before taxes on income	$1,978	$2,489	$4,318
Provision at statutory rate	35%	34%	31%
Increase (decrease) due to:
Effect of “Approved Enterprise” status (*)	(10%)	(20%)	(18%)
Losses for which deferred taxes were not recorded	(12%)	(6%)	—
Other	3%	3%	—
Effective tax rate	16%	11%	13%
(*) Basic and diluted earnings per share amounts of the benefit resulting from the “Approved Enterprise” status	$0.01	$0.03	$0.04

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 15: Taxes on Income  – (continued)

The effective tax rates during the nine months ended September 30, 2006 and 2007 were 12.6% and 13.3%, respectively.

(d)	Net operating loss carryforward:

As of December 31, 2006, the Company’s U.S. subsidiary and its subsidiary in Hong Kong had net operating loss carryforward of approximately $8,500 and $3,200 that can be carried forward and offset against taxable income. The U.S. carryforward losses expire in 2026. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization. The carryforward loss in Hong Kong can be offset against taxable income for an indefinite period. The Company did not record deferred taxes with respect to these losses since it is more likely than not that the deferred asset will not be realized.

As of December 31, 2006, the Company also has net capital loss carryforward for Israeli tax purposes amounted to approximately $6,000 which can only be offset in the future against capital gains. The Company did not record deferred taxes with respect to this capital loss since it is more likely than not that it will not be realized.

(e)	Significant components of the Company’s deferred tax liabilities and assets related to temporary differences are as follows:

	December 31,
	2004	2005	2006
Deferred tax assets:
Employee benefits	$266	$272	$315
Development costs	397	862	823
Other	191	298	331
Total deferred tax assets	$854	$1,432	$1,469
Deferred tax liabilities:
Customer list	$—	$—	$1,265
Technology	—	—	506
Total deferred tax liabilities	$—	$—	$1,771
(f)	Profit before taxes on income consists of the following:

	Year Ended December 31,
	2004	2005	2006
Domestic	$1,497	$1,993	$4,812
Foreign	481	496	(494)
	$1,978	$2,489	$4,318
(g)	Taxes on income consist of the following:

	Year Ended December 31,
	2004	2005	2006
Current	$555	$845	$833
Deferred	(236)	(578)	(266)
	$319	$267	$567

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 15: Taxes on Income  – (continued)

	Year Ended December 31,
	2004	2005	2006
Domestic:
Current	$301	$630	$730
Deferred	(236)	(578)	(37)
	65	52	693
Foreign
Current	254	215	103
Deferred	—	—	(229)
	254	215	(126)
	$319	$267	$567
(h)	Tax assessments:

The Company has received final tax assessments through 2001.

(i)	The Company and its subsidiaries file income tax returns in Israel and various foreign jurisdictions. The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The balance at September 30, 2007, includes a liability for unrecognized tax benefits of approximately $1,400 for tax positions which are uncertain of being sustained. Since the Company had a provision for these positions prior to January 1, 2007, no adjustments were required upon the initial implementation of Interpretation 48. The accruals are with respect to the eligibility of certain profits to tax benefits and to the taxation of certain financial income. The Company recognizes interest accrued related to unrecognized tax benefits in income taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$1,425
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Additions for tax positions of prior years	29
Reductions for tax positions of prior years	—
Settlements	—
Balance at September 30, 2007	$1,454

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 16: Supplementary Information to the Statements of Income Data

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Employee benefits expense	$14,056	$16,217	$16,964	$12,575	$15,781
Depreciation and amortization	$905	$549	$1,432	$909	$1,512
Commissions	$1,004	$1,594	$1,415	$983	$1,537
Financial income:
Interest from bank deposits and gain on sale of marketable securities	$646	$661	$1,136	$908	$549
Exchange rate differences	171	—	128	72	153
	$817	$661	$1,264	$980	$702
Financial expense:
Interest and other bank charges	$(45)	$(51)	$(129)	$(53)	$(67)
Exchange rate differences	—	(206)	—	(71)	(34)
	$(45)	$(257)	$(129)	$(124)	$(101)

Note 17: Segment Reporting

The Company operates in three key segments in the PCB manufacturing industry: design of the physical layout of the PCB, fabrication of the bare PCB and assembly of PCB components. The Company reports on three business segments: design, assembly and fabrication. The Financial information regarding these segments is evaluated by management based on revenues and operating profit (loss) before interest and income taxes.

(a)	Reportable segments:

	Year Ended December 31, 2004
	Design	Assembly	Fabrication	Consolidated
Sales to external customers	$6,969	$13,265	$10,428	$30,662
Operating profit (loss)	$1,767	$(4,723)	$4,162	$1,206
Financial income, net				772
Equity in losses of associate	—	$435	—	(435)
Income taxes				(319)
Net profit				$1,224
Assets and liabilities
Segment assets	$3,010	$5,732	$2,334	$11,076
Investment in an associated company	—	$1,869	—	$1,869
Unallocated assets				$30,365
Total assets				$43,310
Segment liabilities	$2,546	$4,846	$1,008	$8,400
Unallocated liabilities				—
Total liabilities				$8,400
Other segment information
Capital expenditures	$59	$235	$110	$404
Property, plant and equipment	$353	$671	$331	$1,355
Intangible assets	$68	$133	$15	$216
Depreciation and amortization	$241	$467	$197	$905

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 17: Segment Reporting  – (continued)

	Year Ended December 31, 2005
	Design	Assembly	Fabrication	Consolidated
Sales to external customers	$7,881	$17,029	$11,429	$36,339
Operating profit (loss)	$2,877	$(6,401)	$5,609	$2,085
Financial income, net				404
Equity in losses of associate	—	$(828)	—	(828)
Income taxes				267
Net profit				$1,394
Assets and liabilities
Segment assets	$3,000	$6,682	$3,345	$13,027
Investment in an associated company	—	3,191	—	3,191
Unallocated assets				29,379
Total assets				$45,597
Segment liabilities	$2,221	$7,227	$953	$10,401
Unallocated liabilities				—
Total liabilities				$10,401
Other segment information
Capital expenditures	$132	$308	$55	$495
Property, plant and equipment	$279	$650	$260	$1,189
Intangible assets	$—	$264	$—	$264
Depreciation and amortization	$106	$246	$197	$549

	Year Ended December 31, 2006
	Design	Assembly	Fabrication	Consolidated
Sales to external customers	$8,728	$14,803	$13,210	$36,741
Operating profit (loss)	$4,158	$(8,003)	$7,028	$3,183
Financial income, net				1,135
Equity in losses of associate				(480)
Income taxes				567
Net profit				$3,271
Assets and liabilities
Segment assets	$2,743	$20,749	$3,556	$27,048
Unallocated assets				25,223
Total assets				$52,271
Segment liabilities	$2,249	$8,765	$258	$11,272
Unallocated liabilities				—
Total liabilities				$11,272
Other segment information
Capital expenditures	$195	$782	$86	$1,063
Property, plant and equipment	$287	$1,144	$214	$1,645
Intangible assets and goodwill(1)	$67	$13,821	$20	$13,908
Depreciation and amortization	$207	$1,089	$176	$1,472

(1)	Goodwill resulted from the acquisition of Valor Denmark and is included in the assembly segment (see Note 20).

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 17: Segment Reporting  – (continued)

	Nine Months Ended September 30, 2006 (Unaudited)
	Design	Assembly	Fabrication	Consolidated
Sales to external customers	$6,544	$10,542	$9,648	$26,734
Operating profit (loss)	$3,141	$(5,855)	$5,171	$2,457
Financial income, net				856
Equity in losses of associate				480
Income taxes				417
Net profit				$2,416

	Nine Months Ended September 30, 2007 (Unaudited)
	Design	Assembly	Fabrication	Consolidated
Sales to external customers	$6,544	$15,245	$9,619	$31,408
Operating profit (loss)	$2,779	$(6,038)	$5,195	$1,936
Financial income, net				601
Income taxes				338
Net profit				$2,199
Assets and liabilities
Segment assets	$2,894	$22,138	$3,567	$28,599
Unallocated assets				27,938
Total assets				$56,537
Segment liabilities	$2,685	$9,638	$660	$12,983
Unallocated liabilities				—
Total liabilities				$12,983
Other segment information
Capital expenditures	$134	$536	$25	$695
Property, plant and equipment	$330	$1,319	$150	$1,799
Intangible assets and goodwill(1)	$72	$13,693	$23	$13,788
Depreciation and amortization	$291	$1,164	$66	$1,521

(1)	Goodwill resulted from the acquisition of Valor Denmark and is included in the assembly segment (see Note 20).
(b)	The Company’s sales by geographic segments are as follows:

The Company operates in four principal geographical segments: United States, Europe, Japan and Far-East. Operations in Israel include research and development and marketing. Operations in the U.S., Europe, and Asia include only marketing and sales. The following is a summary of revenues within geographic segments, based on customer location:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
United States	$10,469	$10,310	$10,999	$8,014	$9,053
Europe	5,827	6,328	7,479	5,678	7,797
Japan	5,000	7,378	5,696	4,448	4,110
Far East	9,366	12,323	12,567	8,594	10,448
	$30,662	$36,339	$36,741	$26,734	$31,408

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 17: Segment Reporting  – (continued)

The following tables show the carrying amount of segment assets by geographical segment in which the assets are located and capital expenditures of each geographical segment.

	December 31,			September 30, 2007
	2004	2005	2006
				(Unaudited)
Carrying amount of segment assets:
United States	$4,725	$5,835	$24,691	$8,996
Europe	4,262	5,585	3,525	17,898
Japan	2,192	5,156	1,608	3,695
Far East	5,260	4,085	4,842	3,888
Israel	26,871	24,936	17,605	22,060
	$43,310	$45,597	$52,271	$56,537

	Year Ended December 31,			Nine Months Ended September 30, 2007
	2004	2005	2006
				(Unaudited)
Capital expenditures:
United States	$37	$38	$11	$95
Europe	41	33	160	8
Japan	21	17	12	14
Far East	51	18	98	18
Israel	254	389	782	560
	$404	$495	$1,063	$695

Note 18: Joint Venture

The Company has a 50% interest in the assets, liabilities, revenues and expenses of Frontline P.C.B. Solutions, a joint venture involved in the development, marketing and support of software solutions for the fabrication segment of the PCB manufacturing market.

Under the agreement governing the joint venture, the Company can be required by Orbotech, the other partner, to sell the interest in the joint venture to Orbotech upon the occurrence of a “change of control” as defined in the agreement.

As of December 31, 2004, 2005 and 2006 the jointly controlled entity’s balance sheet includes accounts receivable from the other partner in the jointly controlled entity, net of profit distribution, in the amount of $1,893, $2,861 and $3,298, respectively.

The Company’s share of the assets, liabilities, revenues and expenses of the joint venture, which are included in the consolidated financial statements for all periods presented are as follows:

	December 31,			September 30, 2007
	2004	2005	2006
				(Unaudited)
Balance sheet items:
Current assets	$3,871	$4,910	$6,516	$6,522
Non-current assets	$330	$259	$214	$173
Current liabilities	$861	$842	$1,040	$542
Non-current liabilities	$160	$129	$145	$116

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 18: Joint Venture  – (continued)

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Statement of income items:
Revenues	$10,518	$11,429	$13,210	$9,647	$9,620
Total expenses	$6,016	$5,740	$6,149	$4,406	$4,426
Profit before taxes on income	$4,502	$5,689	$7,061	$5,241	$5,194
Condensed statement of cash flows:
Net cash provided by operating activity	$4,731	$4,701	$7,129	$4,919	$4,818
Net cash used for investing activity	$(56)	$(28)	$(43)	$(40)	$(25)
Net cash provided by financing activity	$—	$—	$—	$—	$—

Note 19: Investment in an Associated Company

In February 2004, the Company signed an agreement with TraceXpert, a Danish company, according to which, TraceXpert established an entity, Valor Denmark, which would facilitate integration of the Company’s and TraceXpert’s products and joint development and marketing.

TraceXpert products provide manufacturing execution system (MES) for real-time production monitoring, material management and exact traceability down to the component level of the PCB. Pursuant to the agreements Valor agreed to provide up to $4,000, as a subordinate convertible note at Valor Denmark’s or the other shareholder’s request and cash advance of $500.

The Group served as a worldwide distributor of TraceXpert’s products and as such purchased those products from Valor Denmark and distributed them to the Company’s customers and Valor Denmark conducted certain maintenance and research and development activity related to this product. The Company purchased from Valor Denmark during 2004, 2005 and 2006 products in the amount of $1,200, $4,273 and $1,540, respectively.

The Company applied the equity method of accounting to its investment in the convertible note. The note constituted an investment in the equity of Valor Denmark (“in-substance-common-stock”) because the Company had the ability to exercise significant influence over Valor Denmark (other than in respect to a particular customer where matters were decided by TraceXpert), as a result of holding 50% of the voting rights and the right to appoint 50% of the members of Valor Denmark’s board of directors. Additionally, the note is convertible into common shares of Valor Denmark pro-rata based on the amount funded and each party has the unilateral ability to force conversion into the common shares and to force the repayment of the entire $4,000.

The advances related to the convertible note were made in three phases during 2004 through May 2006 and were deemed to be incremental purchases of interest in Valor Denmark. Such purchase amounts were allocated to the net assets of Valor Denmark based on their estimated fair value at the date of the transactions. The excess of the purchase price over the estimated fair value of tangible and intangible assets acquired was recorded as goodwill.

As of May 4, 2006, total investment amounted to $3,824 which consisted of $929 of amortized tangible and intangible assets and $2,895 of goodwill. Intangible assets were amortized over an estimated useful life of 5-7 years. The Company recorded its share in the losses of the Valor Denmark results in which it had an interest as well as the amortization of the intangible assets as equity in losses of an associated company.

On May 4, 2006, the Company signed a share purchase agreement to purchase the remaining interests in Valor Denmark after which it commenced consolidation of Valor Denmark in its financial statements (see Note 20).

Summarized financial information of Valor Denmark for the years in which the investment was accounted for using the equity method is as follows:

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 19: Investment in an Associated Company  – (continued)

	December 31,
	2004	2005
Balance sheet items:
Current assets	$3,328	$5,453
Non-current assets	$327	$359
Current liabilities	$1,977	$1,943
Non-current liabilities	$1,333	$3,586
Shareholders’ equity	$345	$283

	Year Ended December 31,
	2004	2005
Statement of income items:
Revenues	$3,346	$6,395
Cost of sales	$2,054	$3,215
Operating expenses from continuing operation	$1,251	$2,291
Net profit (loss)	$(21)	$459

Note 20: Business Combination

(a)	On May 4, 2006, the Company signed a share purchase agreement to purchase Valor Denmark through the acquisition of T-V Holding A/S (Valor Denmark is a wholly-owned subsidiary of T-V Holding A/S). The acquisition has been accounted for using the purchase method of accounting. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.
(b)	The total acquisition cost of $10,278 comprised a cash payment of $9,998 and costs of $280 which were directly attributable to the acquisition.

May 4, 2006
Net cash acquired with the subsidiary	$1,515
Cash paid	(9,998)
Acquisition costs	(280)
Net cash outflow	$(8,763)

The fair value of identifiable assets and liabilities of T-V Holding A/S on date of acquisition is as follows:

Fair Value
Working capital(1)	$970
Fixed assets	98
Customer list	5,029
Technology	1,975
Deferred tax liability	(1,926)
Associated company payable	2,305
Investment prior to acquisition	(3,824)
Asset revaluation surplus(3)	(1,195)
Net Assets	3,432
Goodwill arising on acquisition(2)	6,846
Total purchase price	$10,278

(1)	Working capital acquired approximates its fair value on the date of the acquisition.

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 20: Business Combination  – (continued)

(2)	Goodwill represents the fair value of expected synergies arising from the acquisition. The amount of Goodwill as of December 31, 2006, includes $303 foreign currency translation adjustment. The entire amount of goodwill was allocated to the assembly segment.
(3)	An asset revaluation surplus reflects the recognition of Valor Denmark’s identifiable assets and liabilities which are notionally restated to their fair values at the acquisition date, and any adjustment to those fair values relating to previously held interests in Valor Denmark is a revaluation recorded as an asset revaluation surplus in the shareholders’ equity.

The following unaudited pro forma financial information presents the Company’s results of operations as if the acquisition had occurred as of the beginning of the fiscal years 2005 and 2006, after giving effect to certain adjustments, including amortization of intangible assets. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred, and is not necessarily indicative of results which may be obtained in the future.

	Year Ended December 31, 2005	Year Ended December 31, 2006
Pro forma revenues	$36,797	$36,822
Pro forma net profit	$965	$2,483
Pro forma basic net earning per share	$0.05	$0.13
Pro forma diluted net earning per share	$0.05	$0.12

Note 21: Compensation of Key Management Personnel of The Group

	December 31,			September 30, 2007
	2004	2005	2006
				(Unaudited)
Short-term employee benefits	$1,444	$1,891	$1,753	$1,727
Severance pay	48	33	37	85
Share-based payments	131	148	136	250
Total compensation paid to key management personnel	$1,623	$2,072	$1,926	$2,062

Note 22: Summary of Differences Between Accounting Principles Followed by The Company and United
         States Generally Accepted Accounting Principles

(a)	Differences between IFRS and U.S. GAAP:

As discussed in Note 2, the accompanying consolidated financial statements were prepared in accordance with IFRS which differ in certain significant respects from those generally accepted in the United States of America (U.S. GAAP). Information related to the nature and effect of such differences is presented below.

(1)	Proportionate Consolidation – Frontline:

In accordance with IFRS:

Under IFRS, in accordance with IAS 31, “Interests in Joint Venture”, entities in which all shareholders, by way of contractual arrangement, jointly control the significant operating policies thereof, are included in the consolidated financial statements by the proportionate consolidation method.

In accordance with U.S. GAAP:

Under U.S. GAAP, investments in entities in which all shareholders, by way of contractual arrangement, jointly control the significant operating policies thereof, are accounted for by the equity method. However, the United States Security and Exchange Commission rules applicable to foreign private issuers permit the omission of reconciling differences related to the classification of the amounts proportionately consolidated, provided that

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 22: Summary of Differences Between Accounting Principles Followed by The Company and United
         States Generally Accepted Accounting Principles  – (continued)

the entity is an operating entity, its significant financial and operating policies are by contractual agreement jointly controlled by all parties having an equity interest in the entity, and provided that summarized financial data relating to the entity are given. Since Frontline is an operating entity that develops, manufactures and sells software used in the manufacture of PCBs and is jointly controlled by the Company and Orbotech based on a contractual agreement, the Company has not presented any reconciliation item in this respect. Summarized financial data relating to Frontline is presented in Note 18.

(2)	Business Combination — Valor Denmar:

Under IFRS the acquisition of Valor Denmark is accounted for under IFRS 3, Business Combinations. Pursuant to IFRS 3, when a business combination involves more than one exchange transaction (i.e., step acquisition of a business), for transactions that occurred prior to the transaction that resulted in control, the identifiable assets, and liabilities are notionally restated to their fair values at the date of each exchange transaction. At the date of acquisition of control, any corresponding adjustment to those fair values relating to previously held interests of Valor Denmark is a revaluation recorded as an asset revaluation surplus in equity.

Under U.S. GAAP the acquisition of Valor Denmark is accounted for under FAS 141, Business Combinations. Pursuant to such standards, when a business combination involves more than one exchange transaction (i.e., step acquisition of a business), the increased ownership obtained in Valor Denmark is accounted for by “stepping-up” Valor Denmark’s basis from historical cost to fair value for the portion of assets acquired and liabilities assumed based on the percentage interest acquired at each acquisition. This accounting results in layers of accounting bases in acquired assets and assumed liabilities. As such, individual assets, including goodwill, and liabilities of Valor Denmark acquired in steps have an accumulation of accounting bases that result from several fair value determinations, each based on fair value on the various acquisition dates, multiplied by the portion of the business acquired on those dates.

Prior to our acquisition in May 2006, Valor Denmark was considered an investment in a variable interest entity under U.S. GAAP, for which the Company was not determined to be the primary beneficiary. The Company’s maximum exposure to loss related to the investment in Valor Denmark is $4.5 million as of December 31, 2005.

The effect of this difference resulted in a decrease of $1,665 in intangible assets and related deferred tax liability of $470 as of the acquisition of control of Valor Denmark in May 2006. As a result, amortization expenses of the intangible assets under U.S. GAAP during 2006 and the nine months ended September 30, 2007, were lower than under IFRS by $205 and $249, respectively.

(3)	Share-Based Compensation:

In accordance with IFRS:

The Company has applied IFRS No. 2, “Share-Based Payment” (“IFRS 2”) for all periods presented to employee stock option plans which applies only to equity settled awards granted after November 7, 2002 that had not vested by December 31, 2004. As a result, the compensation cost related to options granted to employees and directors are measured at fair value. The fair value is determined by using an option-pricing model. The expense is allocated using the accelerated method, over the period in which the service conditions are fulfilled, ending on the date the options vest. The effect of the adoption of IFRS 2 as of January 1, 2004, resulted in an increase in share premium and a decrease of retained earnings of $318 to reflect the cumulative effect as of that date

In accordance with U.S. GAAP:

Under U.S. GAAP, the Company has elected to adopt FAS No. 123(R) “Share-Based Payment” commencing on January 1, 2006, using the “modified prospective” method. Prior to January 1, 2006, the Company accounted for stock-based compensation under the intrinsic value method, based on the provisions of APB No.

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 22: Summary of Differences Between Accounting Principles Followed by The Company and United
         States Generally Accepted Accounting Principles  – (continued)

25. “Accounting for Stock Issued to Employees”. Under FAS 123(R), compensation cost is recognized using the accelerated expense attribution method beginning with the effective date (January 1, 2006) (i) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net profit for the year ended December 31, 2006, is $350 lower, than if it had continued to account for share-based compensation under APB 25. Basic and diluted net profit per share for the year ended December 31, 2006, are $0.02 lower, than if the Company had continued to account for share based compensation under APB 25.

The pro forma disclosures required by SFAS 123, and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure —  an Amendment of FASB Statement No. 123 (“SFAS 148”) are provided below. The following table provides a reconciliation of net earnings to pro forma net earnings as if compensation cost for stock options granted to employees had been determined using the fair value method prescribed by SFAS 123. The estimated fair value of each stock option is calculated using the Black-Scholes option-pricing model:

	Year Ended December 31,
	2004	2005
Net earnings under US GAAP	$1,820	$1,701
Add: Stock-based employee compensation expense included in net earnings, as reported	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method	(733)	(661)
Pro forma net earnings under US GAAP	$1,087	$1,040
Net earnings per share
Basic net earnings per share:
As reported	$0.10	$0.10
Pro forma	$0.06	$0.06
Diluted net earnings per share:
As reported	$0.09	$0.09
Pro forma	$0.06	$0.05
(4)	Revenue Recognition:

In accordance with IFRS:

For IFRS purposes, the Company applied the provisions of IAS 18, “Revenue”. IAS 18 lacks specific detailed guidance relating to matters such as multiple-element revenue arrangements and requires the application of the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction. In applying this guidance, the Company has deferred annual service revenues over their service period based on their fair value.

In accordance with U.S. GAAP:

Under U.S. GAAP, the Company determined the fair value of each element in accordance with the residual method prescribed by AICPA Statement of Position 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions. In determining the fair value of each element, the Company examined the vendor specific objective evidence (VSOE) of their fair value. If sufficient VSOE did not exist for

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 22: Summary of Differences Between Accounting Principles Followed by The Company and United
         States Generally Accepted Accounting Principles  – (continued)

the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement should be deferred until all elements have been delivered.

(5)	Taxation:

Reconciling items between IFRS and U.S. GAAP reflects and includes a difference in tax treatment between IFRS and U.S. GAAP with respect to the distribution of tax exempt income. The tax-exempt income attributable to the “Approved Enterprise” in Israel can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation of the Company, the Company is required to pay tax at the rate of 10% to 25% on the amount distributed (based on the percentage of foreign ownership in each tax year). Under IFRS, the corporate tax is recorded upon actual distribution of the dividend while under U.S. GAAP, the Company created a deferred tax liability with respect to any accumulated tax exempt income.

Additionally, the Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Since the Company has incurred net operating losses in total of approximately $10,460, $11,360 and $11,700 as of December 31, 2004, 2005 and 2006, respectively, which it is more likely than not that they will not be realized. The Company recorded a valuation allowance in the amounts of $3,320, $3,475 and $3,530 against its deferred tax assets as of December 31, 2004, 2005 and 2006, respectively. During 2006, the Company also incurred a net capital loss carryforward for Israeli tax purposes amounted to approximately $6,000 which can only be offset in the future against capital gains for which a full valuation allowance in the amount of $1,500 was provided since it is more likely than not that it will not be realized.

(6)	Earnings per share:

In accordance with IFRS:

Under IAS 33 “Earnings per Share” the incremental shares included in year-to-date diluted EPS weighted average would be computed using the average market price of shares for the year-to-date period.

In accordance with U.S. GAAP:

Under FAS 128 “Earnings per Share”, the number of incremental shares to be included in the denominator for year-to-date diluted EPS should be determined by computing a year-to-date weighted average of the number of incremental shares included in each quarterly diluted EPS computation (assuming all periods were profitable).

(7)	Reclassifications:

Under U.S GAAP reclassification of deferred taxes into short-term and long-term is required. The effect of this difference resulted in reclassifications from long-term into short-term deferred tax assets of $517, $1,122, $1,040 and $1,015 as of December 31, 2004, 2005, 2006 and as of September 30, 2007, respectively, and in reclassifications from long-term into short-term deferred tax liability of $291 as of December 31, 2006 and as of September 30, 2007.

(8)	Impact of recently issued Accounting Standards:

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement 109, “Accounting for Income Taxes”. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 22: Summary of Differences Between Accounting Principles Followed by The Company and United
         States Generally Accepted Accounting Principles  – (continued)

from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. The provisions of FIN 48 are effective beginning January 1, 2007. The Company adopted this new interpretation effective January 1, 2007, which did not have a significant impact on its consolidated financial position, results of operations or liquidity.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements —  Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have any impact on the consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, “Fair Value Measurements” (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact that SFAS 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently assessing the impact that SFAS 159 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) replaces SFAS 141 “Business Combination” and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The management is in the process of evaluating the impact SFAS 141 (Revised) will have on the Company’s financial statements upon adoption.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a

VALOR COMPUTERIZED SYSTEMS LTD.
Notes To Consolidated Financial Statements

Note 22: Summary of Differences Between Accounting Principles Followed by The Company and United
         States Generally Accepted Accounting Principles  – (continued)

gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The management is in the process of evaluating the impact SFAS 160 will have on the Company’s financial statements upon adoption.

(b)	Effect of the differences between IFRS and U.S. GAAP on the financial statements
(1)	Statements of income:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
a) Net profit as reported, under IFRS	$1,224	$1,394	$3,271	$2,416	$2,199
Reconciling item for U.S. GAAP reporting:
Amortization of intangible asset — Note 22(a)(2)	—	—	205	163	249
Compensation expense for share-based payments — Note 22(a)(3)	398	576	(16)	(15)	—
Revenue recognition, Note 22(a)(4)	(310)	(157)	441	374	(564)
Deferred tax related to taxes on dividend — Note 22(a)(5)	430	(61)	(412)	(162)	—
Taxation related to reconciled items — Note 22(a)(5)	78	39	(172)	(142)	73
Net profit according to U.S. GAAP	$1,820	$1,791	$3,317	$2,634	$1,957
b) Earnings per share:
Basic earnings per share according to U.S. GAAP	$0.10	$0.10	$0.17	$0.14	$0.10
Diluted earnings per share according to U.S. GAAP	$0.09	$0.09	$0.17	$0.13	$0.09
Weighted average number of shares used for computing basic earnings per share according to U.S. GAAP	18,273,778	18,552,412	19,421,445	19,157,996	20,098,580
Weighted average number of shares used for computing diluted earnings per share according to U.S. GAAP	20,133,629	20,162,270	20,057,679	19,998,139	21,101,656
(2)	Shareholders’ equity differences:

	As of December 31,			As of September 30, 2007
	2004	2005	2006
Shareholders’ equity as reported, under IFRS	$34,910	$35,196	$40,999	$43,554
Reconciling item for U.S. GAAP reporting:
Deferred revenues	$(1,997)	$(2,154)	$(1,713)	$(2,277)
Intangible assets	$—	$—	$(1,501)	$(1,190)
Share-based payment — Share premium	$(716)	$(1,292)	$(1,276)	$(1,276)
Share-based payment — Retained earnings	$716	$1,292	$1,276	$1,276
Deferred tax related to taxes on dividend	$430	$368	$(44)	$(44)
Taxation related to reconciled items	$500	$539	$841	$914
Shareholders’ equity according to U.S. GAAP	$33,843	$33,949	$38,582	$40,957

Kesselman & Kesselman
Certified Public Accountants (Isr.)
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O. Box 452 Tel Aviv 61003 Israel
Telephone +972-3-7954555
Facsimile +972-3-7954556

Report of Independent Registered Public Accounting Firm

To the Partners of

Frontline P.C.B. Solutions Limited Partnership.

We have audited the balance sheets of Frontline P.C.B. Solution Limited Partnership (the “Partnership”) as of December 31, 2006, 2005, and 2004 and the statements of operations, changes in partner’s capital and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Partnership’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2006, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”).

IFRS vary in certain aspects from U.S. GAAP, as described in note 15.

Tel-Aviv, Israel October 26, 2007	Kesselman & Kesselman Certified Public Accountants (Isr.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Statement by the Executive and Supervisory Boards

The Executive and Supervisory Boards have today discussed and adopted the balance sheet of Valor Denmark A/S as of 30 April 2006, 31 December 2005 and 2004, and the related income statements, the cash flows statements for the periods ended 30 April 2006, 31 December 2005 and 2004, and the statement of changes in equity for the periods ended 30 April 2006, 31 December 2005 and 2004.

The financial statements referred to above have been prepared in accordance with the provisions applying to class B enterprises under the Danish Financial Statements Act. We consider the accounting principles used to be appropriate. Accordingly, the financial statements referred to above present fairly, in all material respects, the financial position of Valor Denmark A/S as of 30 April 2006, 31 December 2005 and 2004 and the result of their operations and their cash flows for the periods ended 30 April 2006, 31 December 2005 and 2004 in accordance with the provisions applying to class B enterprises under the Danish Financial Statements Act.

The accounting principles under the Danish Financial Statements Act vary in certain significant respects from U.S. generally accepted accounting principles. Information related to the nature of such differences is presented in Note 13 to the financial statements.

Aarhus, 24 October 2007
Executive Board:

/s/ Casper Mariegaard Casper Mariegaard
Supervisory Board:
/s/ Ofer Shofman Ofer Shofman Chairman	/s/ Julian Coates Julian Coates	/s/ Dan Hoz Dan Hoz

Independent Auditors’ Report

To the Executive Board and Shareholders of Valor Denmark A/S

We have audited the accompanying balance sheet of Valor Denmark A/S as of 31 December 2005 and the related income statement, cash flows statement, and the statement of changes in equity for the year then ended, prepared in accordance with the Danish Financial Statements Act. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valor Denmark A/S as of 31 December 2005 and the result of their operations and their cash flows for the year then ended, in accordance with the Danish Financial Statements Act.

As discussed in the accounting policies, the accompanying financial statements as of 31 December 2005 and the year ended 31 December 2005 have been restated.

The accounting principles of The Danish Financial Statements Act vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature of such differences is presented in note 13 to the financial statements.

Aarhus, 24 October 2007
KPMG C. Jespersen
Statsautoriseret Revisionsinteressentskab

/s/ Claus Monfeldt
Claus Monfeldt
State Authorised Public Accountant

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December 2005 and 2004
Accounting Policies

Basis of Preparation

The Balance Sheet of Valor Denmark A/S as of 30 April 2006, 31 December 2005 and 2004 and the related income statement, cash flows statement for the periods ended 30 April 2006 and 31 December 2005 and 2004 and the statement of changes in equity for the periods ended 30 April 2006, 31 December 2005 and 2004 has been prepared in accordance with the provisions applying to class B enterprises under the Danish Financial Statements Act.

The Financial Statements for the years ended 31 December 2005 and 2004 are prepared based on the Danish statutory annual report for 2005 which has been submitted and registered with the Danish Commerce and Companies Agency.

The Danish statutory annual report for 2005 has been translated into an English version. The attached financial statements are based on the English translation of the annual report.

Compared to Danish statutory annual reports that have been filed with the Danish Commerce and Companies Agency the following changes have been made to the financial statements that are attached:

•	In the annual report, development projects amounting to DKK 5,488 thousand at 31 December 2005 have been capitalised on the balance sheet. Due to changes in the company's accounting policies at 1 January 2006, according to which development costs are expensed as incurred, development costs have been expensed in all periods covered by the attached financial statements.
•	In the annual report, a convertible loan had been measured at nominal value. The convertible loan must be measured at its present value where the difference between the nominal and recorded values is recorded as a discount to the loan amount and a corresponding premium on convertible loan as a deferred credit. Such discount is amortized to interest expense over the term of the loan.
•	In the annual report for 2004, establishment costs were recognized against equity. Such costs must be expensed as they are related to a business combination that is recognized based on the pooling of interest method of accounting.

DKK	2005	2004 (Unaudited)
Effect to the income statement of the above corrections
Profit for the year as reported in the statutory annual report	5,690,898	2,834,165
Intangible assets, development projects	-2,896,309	735,901
Convertible loan	-44,390	-239,520
Establishment costs	0	-1.282,732
Profit as restated	2,750,199	2,047,814
Effect to equity of the above corrections
Year-end equity as reported in the statutory annual report	8,186,117	3,777,951
Intangible assets, development projects	-3,951,356	496,386
Convertible loan	-283,910	-239,520
Establishment costs	0	0
Equity as restated	3,950,851	4,034,817
Effect to total assets of the above corrections
Year-end total assets as reported in the statutory annual report	40,618,105	20,539,900
Intangible assets, development projects	-5,598,403	-1,465,343
Deferred tax	598,757	15,881
Convertible loan	175,571	0
Total assets as restated	35,794,030	19,090,438

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December 2005 and 2004
Accounting Policies

•	Management's Review that is included in the annual report has not been included as part of these financial statements.
•	The financial statements contain various comparative figures. The annual report contains one year of comparative figures.
•	Cash flow statement and statement of changes in equity are not included the annual report.
•	Revenue, cost of sales, other external charges and other income have been presented separately in the income statement. The annual report has presented these items net as gross profit.
•	Footnote 13 has been added to the financial statements describing the nature of differences between the accounting principles of The Danish Financial Statements Act and generally accepted accounting principles in the United States of America (US GAAP).

Presentation Currency

The functional currency of Valor Denmark A/S is (Danish Krone) DKK and the financial statements have been presented in DKK.

Foreign Currency Translation

On initial recognition, transactions denominated in foreign currencies are translated at the exchange rates at the transaction date. Foreign exchange differences arising between the exchange rates at the transaction date and at the date of payment are recognised in the income statement as interest income or expense and similar items.

Receivables and payables and other monetary items denominated in foreign currencies are translated at the exchange rates at the balance sheet date. The difference between the exchange rates at the balance sheet date and at the date at which the receivable or payable arose or was recognised in the latest financial statements is recognised in the income statement as interest income or expense and similar items.

Income Statement

Revenue

Revenue comprises delivered and invoiced goods and services.

Other Operating Income and Costs

Other operating income and costs comprise items relating to gross profit split and cost allocation with Valor Ltd.

Interest Income and Expense and Similar Items

Interest income and expense and similar items comprise interest income and expense, gains and losses on transactions denominated in foreign currencies, amortisation of financial assets and liabilities as well as surcharges and refunds under the on-account tax scheme, etc.

Tax on Profit/Loss for the Year

The company is jointly taxed with the parent company T-V Holding A/S. The expected current tax on the jointly taxed income for the year is paid by the parent company and is distributed between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds regarding tax losses). The jointly taxed companies form part of the joint taxation scheme.

Tax for the year comprises current tax and changes in deferred tax for the year. The tax expense relating to the profit/loss for the year is recognised in the income statement, and the tax expense relating to changes directly recognised in equity is recognised directly in equity.

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December 2005 and 2004
Accounting Policies

Deferred tax is calculated as 28% of all temporary differences between the carrying amount and tax base of assets and liabilities.

Deferred tax assets, including the tax base of tax loss carryforwards, are recognised at the expected value of their utilisation; either as a set-off against tax on future income or as a set-off against deferred tax liabilities in the same legal tax entity. The effect of the changed tax rate is recognised in profit for the year.

Balance Sheet

Intangible Assets

Goodwill is measured at cost less accumulated amortisation.

Goodwill is amortised on a straight-line basis over the expected useful lives assessed to be five years.

Development costs have been expensed when incurred.

Intangible assets are written down to the recoverable amount if this is lower than the carrying amount.

Property, Plant and Equipment

Fixtures and fittings, tools and equipment are measured at cost less accumulated depreciation.

Depreciation is provided on a straight-line basis over the expected useful lives of the assets assessed to be 2 – 4 years.

Property, plant and equipment are written down to the recoverable amount if this is lower than the carrying amount.

Inventories

Inventories are measured at cost in accordance with the FIFO method. Where the net realisable value is lower than cost, inventories are written down to this lower value.

Receivables

Receivables are valued at amortised cost and written down to net realisable value.

Equity – Dividends

Dividends are recognised as liabilities at the date when they are adopted at the annual general meeting (declaration date). The expected dividend payment for the year is disclosed as a separate item under equity.

Liabilities

Liabilities are measured at amortised cost.

Convertible loans are measured at their present value where the differences between the nominal and recorded values are recorded as a discount to the loan amount and a corresponding premium on convertible loans as a deferred credit. Such discounts are amortized to interest expense over the term of the loans. The premium is recognised as income if the loan is repaid or recognised against equity if the loan is converted into share capital.

Cash Flow Statement

The cash flow statement shows the Company's cash flows from operating, investing and financing activities for the year, the changes in cash and cash equivalents during the year and the Company's cash and cash equivalents at the beginning and end of the year.

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December 2005 and 2004
Accounting Policies

Cash flows from operating activities are presented indirectly as profit or loss before tax adjusted for non-cash operating items, changes to the working capital, net interest expenses paid, dividends received, and income tax paid.

Cash flows from investing activities include acquisitions and disposals of intangible, tangible and other non-current assets.

Cash flows from financing activities include changes in the size or composition of the share capital and costs associated with such changes, raising and repayment of long-term and short-term bank loans and payment of dividends to shareholders.

Cash and cash equivalents include cash at bank and in hand.

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Financial Statements for the Year Ended 2005

Income Statement

DKK	Note	1/1 – 30/4 2006 (Unaudited)	2005	2004 (Unaudited)
Revenue		5,480,136	28,480,451	14,870,752
Other operating income		3,969,673	9,857,915	5,160,650
Other operating costs		-989,988	-6,398,838	-2,980,384
Cost of goods		-1,886,352	-7,134,397	-3,838,695
Other external charges		-2,523,403	-5,743,504	-5,478,250
Gross Profit		4,050,066	19,061,627	7,734,073
Staff costs	1	-5,200,155	-13,277,894	-7,100,465
Depreciation/amortisation of property, plant and equipment and intangible assets	4,5	-149,374	-458,350	-390,247
Gain on sale of fixed assets		0	0	3,015,150
Operating Profit		-1,299,463	5,325,383	3,258,511
Interest income and similar items	2	2,010,111	3,243,498	2,227,310
Interest expense and similar items		-1,415,768	-4,815,443	-1,830,984
Profit Before Tax		-705,120	3,753,438	3,654,837
Tax on profit from ordinary activities	3	192,406	-1,003,239	-1,607,023
Profit for the Year		-512,714	2,750,199	2,047,814

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Financial Statements for the Year Ended 2005

Balance Sheet

DKK	Note	30/4/2006 (Unaudited)	31/12/2005	31/12/2004 (Unaudited)
Assets
Fixed Assets
Intangible Assets	4,11
Goodwill		33,333	100,000	300,000
Completed development projects		0	0	0
Development projects under construction		0	0	0
		33,333	100,000	300,000
Property, Plant and Equipment	5,11
Fixtures and fittings, tools and equipment		555,897	525,354	435,584
		555,897	525,354	435,584
Financial Fixed Assets
Deposits	6,11	274,617	193,244	190,192
Deferred tax	7	791,163	598,757	15,881
		1,065,780	792,001	206,073
Total Fixed Assets		1,655,010	1,417,355	941,657
Current Assets
Inventories
Finished goods and goods for resale		1,737,079	2,157,956	2,031,300
		1,737,079	2,157,956	2,031,300
Receivables
Trade receivables		15,175,309	16,716,774	11,485,139
Amounts owed by the parent company		1,781,748	1,811,232	1,593,984
Unpaid portion of convertible loan	9	4,102,463	8,497,298	0
Other receivables		320,499	197,363	306,357
Prepayments		179,639	234,524	54,749
		21,559,658	27,457,191	13,440,229
Cash in bank and at hand		8,731,213	4,761,528	2,677,252
Total Current Assets		32,027,950	34,376,675	18,148,781
Total Assets		33,682,960	35,794,030	19,090,438

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Financial Statements for the Year Ended 2005

Balance Sheet – (continued)

DKK	Note	30/4/2006 (Unaudited)	31/12/2005	31/12/2004 (Unaudited)
Equity and Liabilites
Equity
Share capital		500,000	500,000	500,000
Retained earnings		-2,752,761	-2,240,047	700,652
Proposed dividends		5,690,898	5,690,898	2,834,165
Total Capital and Reserves		3,438,137	3,950,851	4,034,817
Provisions
Deferred tax	7	0	0	0
Other provisions	8	0	0	100,000
Total Provisions		0	0	100,000
Liabilities Other Than Provisions
Long-term Liabilities
Convertible loan	9	21,596,601	22,609,552	0
Loan payable to Valor Ltd		0	0	7,290,132
		21,596,601	22,609,552	7,290,132
Short-term Liabilities
Bank loans		0	0	3,434,301
Trade payables		1,062,043	1,836,404	1,997,044
Corporation tax		0	0	307,302
Other payables		3,035,976	2,802,500	1,731,746
Deferred income		1,403,874	1,448,394	195,096
Premium on convertible loan	9	3,146,329	3,146,329	0
		8,648,222	9,233,627	7,665,489
Total liabilities other than provisions		30,244,823	31,843,179	14,955,621
Total Equity and Liabilities		33,682,960	35,794,030	19,090,438
Contingent Liabilities	10
Mortgages and Security	11
Related Parties	12

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Financial Statements for the Year Ended 2005

Changes in Equity

DKK	Share Capital	Retained Earnings	Proposed Dividends	Total
(Unaudited)
Balance at 1 January 2004	500,000	3,277,951	0	3,777,951
Change in accounting policies	0	-1,790,948	0	-1,790,948
Adjusted balance at 1 January 2004	500,000	1,487,003	0	1,987,003
Changes in Equity for 2004:
Profit for the year	0	-786,351	2,834,165	2,047,814
Total recognised income and expense for the year	0	-786,351	2,834,165	2,047,814
Changes in equity for 2004 in total	0	-786,351	2,834,165	2,047,814
Balance at 31 December 2004	500,000	700,652	2,834,165	4,034,817
Balance at 1 January 2005	500,000	700,652	2,834,165	4,034,817
Changes in Equity for 2005:
Profit for the year	0	-2,940,699	5,690,898	2,750,199
Total recognised income and expense for the year	0	-2,940,699	5,690,898	2,750,199
Dividends paid to shareholders	0	0	-2,834,165	-2,834,165
Changes in equity for 2005 in total	0	-2,940,699	2,856,733	-83,966
Balance at 31 December 2005	500,000	-2,240,047	5,690,898	3,950,851
(Unaudited)
Balance at 1 January 2006	500,000	-2,240,047	5,690,898	3,950,851
Changes in equity for 1/1 – 30/4 2006:
Profit for the period 1/1 – 30/4 2006	0	-512,714	0	-512,714
Total recognised income and expense for the period	0	-512,714	0	-512,714
Changes in equity for 1/1 – 30/4 2006 in total	0	-512,714	0	-512,714
Balance at 30 April 2006	500,000	-2,752,761	5,690,898	3,438,137

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Financial Statements for the Year Ended 2005

Cash Flow Statement

DKK	30/4 2006 (Unaudited)	2005	2004 (Unaudited)
Operating profit	-1,299,463	5,325,383	3,258,511
Depreciation/amorisation	149,374	458,350	390,247
Changes in trade and other receivables	1,473,214	-5,302,326	-9,775,283
Changes in inventories	420,877	-126,656	-1,691,312
Changes in trade and other payables	-585,405	2,396,078	1,894,111
Cash flows from (used in) primary activities	158,597	2,750,829	-5,923,726
Interest income, received	40,938	527,807	54,088
Interest expense, paid	-192,058	-152,667	-89,199
Unrealized exchange rate adjustments etc.	637,652	-1,891,200	456,009
Cash flows from (used in) ordinary activities	645,129	1,234,769	-5,502,828
Income tax, paid	0	-1,949,302	-800,000
Cash flows from (used in) operating activities	645,129	-714,533	-6,302,828
Acquisition of property, plant and equipment	-113,250	-352,429	-394,766
Disposal of property, plant and equipment	0	4,309	0
Changes of deposits	-81,373	-3,052	-3,794
Changes in parent company receivable	29,484	-217,338	-1,593,984
Cash flows used in investing activities	-165,139	-568,510	-1,992,544
Changes in bank loans	0	-3,434,301	3,204,977
Proceeds from convertible loan	3,489,695	9,635,785	7,622,798
Dividends paid	0	-2,834,165	0
Cash flows from financing activities	3,489,695	3,367,319	10,827,775
Net cash flows from operating, investing and financing activities	3,969,685	2,084,276	2,532,403
Cash and cash equivalents at the beginning of the year	4,761,528	2,677,252	144,849
Cash and cash equivalents at year-end	8,731,213	4,761,528	2,677,252

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Financial Statements for the Year Ended 2005
Notes

1   Staff Costs

DKK	1/1 – 30/4 2006 (Unaudited)	2005	2004 (Unaudited)
Wages and salaries	4,854,287	12,572,283	6,740,669
Pensions	131,572	306,742	134,010
Other social security costs	44,615	86,965	46,633
Other staff costs	169,681	311,904	179,153
	5,200,155	13,277,894	7,100,465
Average number of employees	35	22	13

2   Interest Income and Similar Items

DKK	1/1 – 30/4 2006 (Unaudited)	2005	2004 (Unaudited)
Exchange rate adjustments	1,872,797	2,597,173	1,952,375
Interest income, parent company	19,095	53,706	13,837
Other interest income	39,978	120,863	9,798
Amortization	78,241	471,756	251,300
	2,010,111	3,243,498	2,227,310

3   Tax on Profit from Ordinary Activities

DKK	1/1 – 30/4 2006 (Unaudited)	2005	2004 (Unaudited)
Expected corporation tax for the year (joint taxation contribution to the parent company)	0	1,586,115	1,082,730
Adjustment of deferred tax at the beginning of the year due to reduced corporation tax rate from 30% to 28%, note 7	0	-32,504	0
Adjustment of deferred tax for the year, note 7	-192,406	-550,372	524,293
	-192,406	1,003,239	1,607,023
On-account tax payments totalled	0	1,949,302	800,000

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Financial Statements for the Year Ended 2005
Notes

4   Intangible Assets

DKK	Goodwill	Completed Development Projects	Development Projects Under Construction
Cost at 1 January 2004	1,000,000	1,011,260	1,781,019
Change in accounting policies	0	-1,011,260	-1,781,019
Cost at 31 December 2004	1,000,000	0	0
Accumulated amortisation and impairment at 1 January 2004	-500,000	-304,851	0
Change in accounting policies	0	304,851	0
Amortisation for the year	-200,000	0	0
Impairment for the year	0	0	0
Accumulated amortisation and impairment at 31 December 2004	-700,000	0	0
Carrying amount at 31 December 2004 (unaudited)	300,000	0	0
Cost at 1 January 2005	1,000,000	0	0
Cost at 31 December 2005	1,000,000	0	0
Accumulated amortisation and impairment at 1 January 2005	-700,000	0	0
Amortisation for the year	-200,000	0	0
Impairment for the year	0	0	0
Accumulated amortisation and impairment at 31 December 2005	-900,000	0	0
Carrying amount at 31 December 2005	100,000	0	0
Cost at 1 January 2006	1,000,000	0	0
Cost at 30 April 2006	1,000,000	0	0
Accumulated amortisation and impairment at 1 January 2006	-900,000	0	0
Amortisation for the year	-66,667	0	0
Impairment for the year	0	0	0
Accumulated amortisation and impairment at 30 April 2006	-966,667	0	0
Carrying amount at 30 April 2006 (unaudited)	33,333	0	0

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Financial Statements for the Year Ended 2005
Notes

5   Property, Plant and Equipment

DKK	Fixtures and Fittings, Tools, Etc.
Cost at 1 January 2004	606,259
Additions	394,766
Cost at 31 December 2004	1,001,025
Accumulated depreciation and impairment at 1 January 2004	-375,194
Depreciation for the year	-190,247
Impairment for the year	0
Accumulated depreciation and impairment at 31 December 2004	565,441
Carrying amount at 31 December 2004 (unaudited)	435,584
Cost at 1 January 2005	1,001,025
Additions	352,429
Disposals	-10,890
Cost at 31 December 2005	1,342,564
Accumulated depreciation and impairment at 1 January 2005	-565,441
Depreciation for the year	-258,350
Impairment for the year	0
Depreciation on assets sold	6,581
Accumulated depreciation and impairment at 31 December 2005	-817,210
Carrying amount at 31 December 2005	525,354
Cost at 1 January 2006	1,342,564
Additions	113,250
Cost at 30 April 2006	1,455,814
Accumulated depreciation and impairment at 1 January 2006	-817,210
Depreciation for the year	-82,707
Impairment for the year	0
Accumulated depreciation and impairment at 30 April 2006	-899,917
Carrying amount at 30 April 2006 (unaudited)	555,897

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Financial Statements for the Year Ended 2005
Notes

6   Deposits

DKK
Cost at 1 January 2004	186,398
Additions	3,794
Cost at 31 December 2004	190,192
Impairment at 1 January 2004	0
Impairment at 31 December 2004	0
Carrying amount at 31 December 2004 (unaudited)	190,192
Cost at 1 January 2005	190,192
Additions	3,052
Cost at 31 December 2005	193,244
Impairment at 1 January 2005	0
Impairment at 31 December 2005	0
Carrying amount at 31 December 2005	193,244
Cost at 1 January 2006	193,244
Additions	81,373
Cost at 30 April 2006	274,617
Impairment at 1 January 2006	0
Impairment at 30 April 2006	0
Carrying amount at 30 April 2006 (unaudited)	274,617

7   Deferred Tax

DKK
Balance at 1 January 2004	156,306
Change in accounting policies	-696,480
Adjustment for the year	524,293
Carrying amount at 31 December 2004 (unaudited)	-15,881
Balance at 1 January 2005	-15,881
Adjustment of deferred tax at the beginning of the year due to reduced corporation tax rate from 30% to 28%	-32,504
Adjustment for the year	-550,372
Carrying amount at 31 December 2005	-598,757
Balance at 1 January 2006	-598,757
Adjustment for the year	-192,406
Carrying amount at 30 April 2006 (unaudited)	-791,163

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Financial Statements for the Year Ended 2005
Notes

8   Other Provisions

DKK
Balance at 1 January 2004	100,000
Adjustment for the year	0
Carrying amount at 31 December 2004 (unaudited)	100,000
Balance at 1 January 2005	100,000
Adjustment for the year	-100,000
Carrying amount at 31 December 2005	0
Balance at 1 January 2006	0
Adjustment for the year	0
Carrying amount at 30 April 2006 (unaudited)	0

9   Convertible Loan

The item relates to a loan from the business partner Valor Computerized Systems Ltd., Israel, which was converted into a convertible loan at the beginning of 2005. The loan, totalling USD 4,000 thousand, is paid regularly in six instalments of USD 667 thousand, of which two instalments remain unpaid at 31 December 2005 and one instalment remains unpaid at 30 April 2006.

The loan does not have any interest coupons or instalments. The loan is measured at its present value where the difference between the nominal and recorded value is recorded as a discount to the loan amount and a corresponding premium on convertible loan as a deferred credit. The discount is amortized to interest expense over the term of the loan, based on an interest rate of 4.5 percent. Valor Computerized Systems Ltd. can convert the loan into shares in Valor Denmark A/S until 1 January 2008, corresponding to a 50% ownership share.

10   Contingent Liabilities

The company has entered into a lease commitment which totalled DKK 2,223 thousand (unaudited) at 31 December 2004, DKK 991 thousand at 31 December 2005 and DKK 752 thousand (unaudited) at 30 April 2006.

11   Mortgages and Security

For bank loans, security of up to DKK 1,000 thousand has been provided in the company's fixed assets.

12   Related Parties

Transactions with Related Parties

No transactions have been carried out with the Executive or Supervisory Boards, executive employees, major shareholders or other related parties, apart from the usual remuneration and emoluments.

The company has regular trade with the joint-venture partner Valor Computerized Systems Ltd., Israel. The transactions are carried out on an arm's length basis.

Ownership

The entire share capital is owned by T-V-Holding A/S, Margrethepladsen 1-3, 8000 Aarhus C, Denmark.

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Financial Statements for the Year Ended 2005
Notes

13   Summary of Differences Between Accounting Principles Followed by the Company and US Generally
     Accepted Accounting Principles

As discussed in the accounting policy section starting on page 4, the accompanying financial statements were prepared in accordance with Danish GAAP which differs in certain significant respects from those generally accepted in the United States of America (‘US GAAP’). Information related to the nature and effect of such differences is presented below.

Convertible Note from Valor Ltd.

In connection with the loan agreement dated 7 March 2005, Valor Ltd granted an interest-free subordinate and convertible note to Valor DK of USD 4 million.

In accordance with Danish GAAP:

According to Danish GAAP, the loan and related receivable has been recognised based on amortised cost, meaning that the loan and receivable have been discounted back based on the market rate of interest for the loan.

The difference between the proceeds from the loans and the recognised loan and receivable has been recognised in the balance sheet as premium on convertible loan, which will be recognised as income if the loan is repaid or recognised in equity if the loan is converted into share capital.

In accordance with US GAAP:

Under US GAAP the difference between the proceeds from the loan and the recognized loan would have been credited to additional paid-in capital in the period in which the instrument was issued.

Revenue Recognition

In accordance with Danish GAAP:

The revenue recognition principles under Danish GAAP do not principally contradict the guidelines under US GAAP. However, Danish GAAP principles lack specific detailed guidance in relation to matters such as multiple-element revenue arrangements.

Danish GAAP requires the application of the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction. In applying this guidance, the Company has deferred annual service revenue over their service period and installation services when they have been completed based on the proceeds received for these services.

In accordance with US GAAP:

Under US GAAP, the Company would determine the fair value of each element in accordance with the residual method prescribed by AICPA Statement of Position 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions. In determining the fair value of each element, the Company would examine the Vendor Specific Objective Evidence (VSOE) of their fair value. If sufficient VSOE does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement should be deferred until all elements have been delivered.

Due to this different approach in determining the fair value of the elements in each arrangement, for certain arrangements, the Company would have recognized the entire amount of revenues (including license fees) either:

•	At the time of installation completion, if installation services were performed without post-contract support services (PCS); or
•	Over the PCS period.

Valor Denmark A/S
Financial Statements 30 April 2006, 31 December
Financial Statements for the Year Ended 2005
Notes

13   Summary of Differences Between Accounting Principles Followed by the Company and US Generally
     Accepted Accounting Principles  – (continued)

Tax on Profits (Losses)

The tax effect of the GAAP difference would be calculated based on the Danish corporation tax rate which is 30 percent in 2004 and 28 percent in 2005 and 2006.

Presentation

Under US GAAP, goodwill would have been classified as acquired technology, and would therefore be amortised in the same way as goodwill under Danish GAAP.

Under US GAAP, other operating income and costs would not be included in other operating income.

Under US GAAP, similar items included in interest income and expenses in the income statements, which mainly consist of foreign exchange gains and losses, should be included in operating profit.

The presentation of the cash flow statement does not comply with the requirements under US GAAP. This is due to the cash flow statement reconcile: from operating profit as opposed to net profit under US GAAP (to report cash flows from (used in) operating activities).

PROSPECTUS , 2008

        Shares
Ordinary Shares

Thomas Weisel Partners LLC
Oppenheimer & Co.
William Blair & Company
Collins Stewart LLC

Until       , 2008, 25 days after the date of this prospectus, all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus and any free writing prospectus prepared by or on our behalf. When you make a decision about whether to invest in our ordinary shares, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these ordinary shares in any circumstances under which the offer or solicitation is unlawful.

Part II

Information Not Required In Prospectus

Item 6. Indemnification of Directors and Officers

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria. In addition, a company may undertake in advance to indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and
•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine or penalty levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this offering, no claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. The current maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, an amount equal to 50% of the our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made. In the opinion of the U.S. Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Other than the grant and exercise of options described below, there have been no transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

From January 1, 2005 through December 31, 2007 a total of 2,127,311 ordinary shares have been issued upon the exercise of share options granted to our and our subsidiaries’ directors, employees and consultants. We believe that the issuance of these options was exempt from registration under the Securities Act because they were made pursuant to exemptions from registration provided by Rule 701 or Regulation S promulgated thereunder.

No underwriter or underwriting discount or commission was involved in any of the issuances set forth in this Item 7.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

The following is a list of exhibits filed as a part of this registration statement:

1.1	Form of Underwriting Agreement.*
3.1	Memorandum of Association of the Registrant.
3.2	Articles of Association of the Registrant.
3.3	Form of Articles of Association of the Registrant to become effective upon closing of this offering.
4.1	Specimen share certificate.
5.1	Opinion of Gornitzky & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).*
10.1	Joint Venture Agreement, dated August 10, 1998, by and between the Registrant and Orbotech Ltd.†
10.2	Limited Partnership Agreement, dated November 1, 1998, by and between the Registrant and Orbotech Ltd.
10.3	Revised Framework for the Sale, Marketing, Serving, Support and Maintenance of Frontline Products, dated November 12, 2002, by and among the Registrant, Frontline PCB Solutions (1998) Ltd. and Orbotech Ltd.
10.4	Share Purchase Agreement, dated May 4, 2006, by and among the Registrant and the other parties thereto.
10.5	Form of Director and Officer Letter of Indemnification.
10.6	Share option plan for 1999.
10.7	2000 Share Option Plan.
10.8	2001 Share Option Plan.
10.9	2002 Share Option Plan.
10.10	2003 Share Option Plan.
10.11	2004 Share Option Plan.
10.12	2005 Share Option Plan.
10.13	2006 Stock Option Plan.
10.14	2008 Equity Incentive Plan. II-2 TABLE OF CONTENTS
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
23.2	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.
23.3	Consent of KPMG C. Jespersen Statsautoriseret Revisionsinteressentskab.
23.4	Consent of Gornitzky & Co., Israeli counsel to the Registrant (included in Exhibit 5.1).*
24.1	Powers of Attorney (included in signature page to Registration Statement).

*	To be filed by amendment.
†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.

(b) Financial Statement Schedules

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)	To provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(2)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(3)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yavne, State of Israel on this 11th day of January, 2008.

Valor Computerized Systems Ltd.

By:	/s/ Ofer Shofman Ofer Shofman Chief Executive Officer and President

Power of Attorney

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of VALOR COMPUTERIZED SYSTEMS LTD. whose signature appears below hereby appoints Ofer Shofman and Dan Hoz, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Ofer Shofman Ofer Shofman	Chief Executive Officer and President (principal executive officer)	January 11, 2008
/s/ Dan Hoz Dan Hoz	Chief Financial Officer (principal financial and accounting officer)	January 11, 2008
/s/ Kobi Rozengarten Kobi Rozengarten	Chairman of the Board	January 11, 2008
/s/ Dr. Michael Brunstein Dr. Michael Brunstein	Director	January 11, 2008
/s/ Charles Feingold Charles Feingold	Director	January 11, 2008

Name	Title	Date
/s/ Shlomo Kalish Dr. Shlomo Kalish	Director	January 11, 2008
/s/ Amit Mantzur Amit Mantzur	Director	January 11, 2008
/s/ Ayelet Tal Ayelet Tal	Director	January 11, 2008
/s/ Raviv Zoller Raviv Zoller	Director	January 11, 2008
VALOR COMPUTERIZED SYSTEMS, INC. By: /s/ Ofer Shofman Name: Ofer Shofman Title: Chief Executive Officer Valor Computerized Systems, Inc.	United States Representative	January 11, 2008

Exhibit Index

1.1	Form of Underwriting Agreement.*
3.1	Memorandum of Association of the Registrant.
3.2	Articles of Association of the Registrant.
3.3	Form of Articles of Association of the Registrant to become effective upon closing of this offering.
4.1	Specimen share certificate.
5.1	Opinion of Gornitzky & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).*
10.1	Joint Venture Agreement, dated August 10, 1998, by and between the Registrant and Orbotech Ltd.†
10.2	Limited Partnership Agreement, dated November 1, 1998, by and between the Registrant and Orbotech Ltd.
10.3	Revised Framework for the Sale, Marketing, Serving, Support and Maintenance of Frontline Products, dated November 12, 2002, by and among the Registrant, Frontline PCB Solutions (1998) Ltd. and Orbotech Ltd.
10.4	Share Purchase Agreement, dated May 4, 2006, by and among the Registrant and the other parties thereto.
10.5	Form of Director and Officer Letter of Indemnification.
10.6	Share option plan for 1999.
10.7	2000 Share Option Plan.
10.8	2001 Share Option Plan.
10.9	2002 Share Option Plan.
10.10	2003 Share Option Plan.
10.11	2004 Share Option Plan.
10.12	2005 Share Option Plan.
10.13	2006 Stock Option Plan.
10.14	2008 Equity Incentive Plan.
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
23.2	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.
23.3	Consent of KPMG C. Jespersen Statsautoriseret Revisionsinteressentskab.
23.4	Consent of Gornitzky & Co., Israeli counsel to the Registrant (included in Exhibit 5.1).*
24.1	Powers of Attorney (included in signature page to Registration Statement).

*	To be filed by amendment.
†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.